

Mutual Funds

MEMBERS® Mutual Funds
Semi-annual Report
April 30, 2011

CONSERVATIVE ALLOCATION FUND

MODERATE ALLOCATION FUND

AGGRESSIVE ALLOCATION FUND

CASH RESERVES FUND

BOND FUND

HIGH INCOME FUND

DIVERSIFIED INCOME FUND

EQUITY INCOME FUND

LARGE CAP VALUE FUND

LARGE CAP GROWTH FUND

MID CAP FUND

SMALL CAP FUND

INTERNATIONAL STOCK FUND

Table of Contents

Nondeposit investment products are not federally insured, involve investment risk, may lose value and are not obligations of or guaranteed by any financial institution. For more complete information about MEMBERS Mutual Funds, including charges and expenses, request a prospectus from your financial adviser or from MEMBERS Mutual Funds at 1-800-877-6089; P.O. Box 8390, Boston, MA 02266-8390. Consider the investment objectives, risks, and charges and expenses of any fund carefully before investing. The prospectus contains this and other information about the investment company. Nothing in this report represents a recommendation of a security by the investment adviser. Portfolio holdings may have changed since the date of this report.

MEMBERS MUTUAL FUNDS PERFORMANCE

			Average Annual Total Returns														
			As of April 30, 2011								As of March 31, 2011						
		Ticker Symbol	One Month	Three Months	Year-to-Date	One Year	Three Years	Five Years	Ten Years	Since Inception[1]	Year-to-Date	One Year	Three Years	Five Years	Ten Years	Since Inception[1]	Expense Ratio[2]
FIXED INCOME FUNDS - maximum sales charge 4.5%																	
Cash Reserves Fund - No Sales Charge																	
Class A	Without Sales Charge	MFAXX	0.00%	0.00%	0.00%	0.00%	0.27%	1.86%	1.83%	2.66%	0.00%	0.00%	0.31%	1.93%	1.87%	2.68%	0.55%
Class B	Without Sales Charge	MFBXX	0.00%	0.00%	0.00%	0.00%	0.12%	1.47%	1.27%	2.04%	0.00%	0.00%	0.14%	1.52%	1.30%	2.06%	1.30%
	With Sales Charge		-4.50%	-4.50%	-4.50%	-4.50%	-1.05%	1.09%	1.27%	2.04%	-4.50%	-4.50%	-1.04%	1.14%	1.30%	2.06%	
90-day U.S. T-Bill (Citigroup/Salomon)			0.01%	0.03%	0.05%	0.15%	0.43%	2.02%	2.08%	2.87%	0.04%	0.15%	0.47%	2.10%	2.12%	2.88%	
Bond Fund - Inception Date 6/30/2006 for Class Y																	
Class A	Without Sales Charge	MBOAX	1.02%	0.95%	0.95%	3.54%	4.17%	4.67%	4.39%	4.63%	-0.07%	3.30%	3.68%	4.40%	4.24%	4.58%	0.90%
	With Sales Charge		-3.54%	-3.59%	-3.58%	-1.15%	2.56%	3.70%	3.91%	4.27%	-4.55%	-1.31%	2.10%	3.44%	3.76%	4.22%	
Class B	Without Sales Charge	MBOBX	0.95%	0.76%	0.71%	2.87%	3.42%	3.88%	3.61%	3.86%	-0.25%	2.63%	2.94%	3.64%	3.46%	3.81%	1.65%
	With Sales Charge		-3.55%	-3.74%	-3.79%	-1.63%	2.32%	3.54%	3.61%	3.86%	-4.72%	-1.87%	1.83%	3.29%	3.46%	3.81%	
Bank of America Merrill Lynch U.S. Corp. Govt. & Mtg. Index[6]			1.25%	1.54%	1.65%	5.30%	5.81%	6.40%	5.81%	5.98%	0.39%	5.04%	5.23%	6.09%	5.62%	5.92%	
Class Y	Without Sales Charge		1.04%	1.01%	1.03%	3.85%	4.45%	N/A	N/A	5.08%	-0.01%	3.61%	3.96%	N/A	N/A	4.95%	0.65%
Bank of America Merrill Lynch U.S. Corp. Govt. & Mtg. Index[6]			1.25%	1.54%	1.65%	5.30%	5.81%	N/A	N/A	6.68%	0.39%	5.04%	5.23%	N/A	N/A	6.52%	
High Income Fund - Inception Date 6/30/2006 for Class Y																	
Class A	Without Sales Charge	MHNAX	1.39%	2.95%	4.69%	11.30%	8.88%	7.15%	6.95%	5.54%	3.26%	11.90%	9.48%	6.97%	6.73%	5.47%	1.00%
	With Sales Charge		-3.22%	-1.62%	-0.01%	6.23%	7.22%	6.16%	6.45%	5.18%	-1.38%	6.90%	7.82%	5.98%	6.25%	5.10%	
Class B	Without Sales Charge	MHNBX	1.17%	2.59%	4.39%	10.45%	8.01%	6.34%	6.15%	4.76%	3.18%	11.03%	8.69%	6.17%	5.94%	4.70%	1.75%
	With Sales Charge		-3.33%	-1.91%	-0.11%	5.95%	7.00%	6.03%	6.15%	4.76%	-1.32%	6.53%	7.70%	5.86%	5.94%	4.70%	
Bank of America Merrill Lynch U.S. High Yield Master II Constrained Index			1.49%	3.28%	5.45%	13.26%	11.99%	9.30%	8.86%	6.92%	3.90%	14.18%	12.91%	9.11%	8.55%	6.84%	
Class Y	Without Sales Charge		1.42%	3.03%	4.80%	11.69%	9.15%	N/A	N/A	7.87%	3.33%	12.13%	9.74%	N/A	N/A	7.69%	0.75%
Bank of America Merrill Lynch U.S. High Yield Master II Constrained Index			1.49%	3.28%	5.45%	13.26%	11.99%	N/A	N/A	9.87%	3.90%	14.18%	12.91%	N/A	N/A	9.71%	

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Go to www.membersfunds.com to obtain performance data current to the most recent month-end.

This piece must be accompanied or preceded by a current MEMBERS Mutual Fund prospectus. Mosaic Funds Distributor, LLC. April 30, 2011

Not Part of the Semi-annual Report

MEMBERS MUTUAL FUNDS PERFORMANCE (continued)

	Ticker Symbol	Average Annual Total Returns														Expense Ratio[2]
		As of April 30, 2011								As of March 31, 2011						
		One Month	Three Months	Year-to-Date	One Year	Three Years	Five Years	Ten Years	Since Inception[1]	Year-to-Date	One Year	Three Years	Five Years	Ten Years	Since Inception[1]	
HYBRID FUNDS - maximum sales charge 5.75%																
Diversified Income Fund																
Class A Without Sales Charge	MBLAX	2.52%	5.07%	5.80%	13.24%	4.70%	4.22%	3.68%	4.99%	3.19%	11.87%	4.23%	3.83%	3.76%	4.83%	1.10%
With Sales Charge		-3.38%	-1.01%	-0.27%	6.72%	2.66%	2.99%	3.07%	4.53%	-2.73%	5.46%	2.19%	2.61%	3.14%	4.36%	
Class B Without Sales Charge	MBLNX	2.45%	4.85%	5.52%	12.31%	3.89%	3.44%	2.90%	4.21%	2.99%	10.97%	3.46%	3.05%	2.99%	4.05%	1.85%
With Sales Charge		-2.05%	0.35%	1.02%	7.81%	2.80%	3.11%	2.90%	4.21%	-1.51%	6.47%	2.35%	2.72%	2.99%	4.05%	
Bank of America Merrill Lynch U.S. Corp. Govt. & Mtg. Index[6]		1.25%	1.54%	1.65%	5.30%	5.81%	6.40%	5.81%	5.98%	0.39%	5.04%	5.23%	6.09%	5.62%	5.92%	
Russell 1000[®] Index		3.01%	6.87%	9.44%	18.02%	2.30%	3.30%	3.34%	5.03%	6.24%	16.69%	2.98%	2.93%	3.83%	4.83%	
Conservative Allocation Fund - Inception Date 6/30/2006 for Class A and B, 2/29/2008 for Class C																
Class A Without Sales Charge	MCNAX	1.90%	3.30%	4.03%	8.94%	2.00%	N/A	N/A	3.47%	2.10%	7.91%	2.16%	N/A	N/A	3.12%	1.40%
With Sales Charge		-3.95%	-2.66%	-1.92%	2.72%	0.01%	N/A	N/A	2.21%	-3.75%	1.70%	0.16%	N/A	N/A	1.84%	
Class B Without Sales Charge	MCNBX	1.90%	3.11%	3.84%	8.20%	1.23%	N/A	N/A	2.72%	1.91%	7.07%	1.39%	N/A	N/A	2.36%	2.15%
With Sales Charge		-2.60%	-1.39%	-0.66%	3.70%	0.13%	N/A	N/A	2.34%	-2.59%	2.57%	0.29%	N/A	N/A	1.97%	
Bank of America Merrill Lynch U.S. Corp. Govt. & Mtg. Index[6]		1.25%	1.54%	1.65%	5.30%	5.81%	N/A	N/A	6.68%	0.39%	5.04%	5.23%	N/A	N/A	6.52%	
Conservative Allocation Custom Index[3]		2.01%	3.51%	4.38%	10.26%	5.18%	N/A	N/A	6.26%	2.33%	9.40%	5.01%	N/A	N/A	5.92%	
Class C Without Sales Charge	MCOCX	1.89%	3.11%	3.84%	8.19%	1.26%	N/A	N/A	1.80%	1.91%	7.06%	1.43%	N/A	N/A	1.23%	2.15%
With Sales Charge		0.89%	2.11%	2.84%	7.19%	1.26%	N/A	N/A	1.80%	0.91%	6.06%	1.43%	N/A	N/A	1.23%	
Bank of America Merrill Lynch U.S. Corp. Govt. & Mtg. Index[6]		1.25%	1.54%	1.65%	5.30%	5.81%	N/A	N/A	5.66%	0.39%	5.04%	5.23%	N/A	N/A	5.39%	
Conservative Allocation Custom Index[3]		2.01%	3.51%	4.38%	10.26%	5.18%	N/A	N/A	5.35%	2.33%	9.40%	5.01%	N/A	N/A	4.82%	
Moderate Allocation Fund - Inception Date 6/30/2006 for Class A and B, 2/29/2008 for Class C																
Class A Without Sales Charge	MMDAX	2.52%	4.74%	5.83%	11.34%	-0.38%	N/A	N/A	2.36%	3.23%	9.89%	0.15%	N/A	N/A	1.87%	1.54%
With Sales Charge		-3.42%	-1.26%	-0.29%	4.95%	-2.34%	N/A	N/A	1.12%	-2.75%	3.63%	-1.80%	N/A	N/A	0.61%	
Class B Without Sales Charge	MMDRX	2.32%	4.43%	5.41%	10.53%	-1.17%	N/A	N/A	1.58%	3.01%	9.19%	-0.57%	N/A	N/A	1.12%	2.29%
With Sales Charge		-2.18%	-0.07%	0.91%	6.03%	-2.29%	N/A	N/A	1.19%	-1.49%	4.69%	-1.69%	N/A	N/A	0.72%	
S&P 500 Index		2.96%	6.53%	9.06%	17.22%	1.73%	N/A	N/A	3.60%	5.92%	15.65%	2.36%	N/A	N/A	3.03%	
Moderate Allocation Custom Index[4]		2.75%	4.93%	6.38%	13.74%	4.15%	N/A	N/A	5.74%	3.53%	11.92%	4.20%	N/A	N/A	5.24%	
Class C Without Sales Charge	MMDCX	2.42%	4.53%	5.51%	10.52%	-1.13%	N/A	N/A	-0.14%	3.01%	9.07%	-0.57%	N/A	N/A	-0.92%	2.29%
With Sales Charge		1.42%	3.53%	4.51%	9.52%	-1.13%	N/A	N/A	-0.14%	2.01%	8.07%	-0.57%	N/A	N/A	-0.92%	
S&P 500 Index		2.96%	6.53%	9.06%	17.22%	1.73%	N/A	N/A	2.14%	5.92%	15.65%	2.36%	N/A	N/A	1.24%	
Moderate Allocation Custom Index[4]		2.75%	4.93%	6.38%	13.74%	4.15%	N/A	N/A	4.75%	3.53%	11.92%	4.20%	N/A	N/A	3.96%	

Not Part of the Semi-annual Report

MEMBERS MUTUAL FUNDS PERFORMANCE (continued)

| | | Average Annual Total Returns | | | | | | | | | | | | | | |
| | | As of April 30, 2011 | | | | | | | | As of March 31, 2011 | | | | | | |
	Ticker Symbol	One Month	Three Months	Year-to-Date	One Year	Three Years	Five Years	Ten Years	Since Inception[1]	Year-to-Date	One Year	Three Years	Five Years	Ten Years	Since Inception[1]	Expense Ratio[2]
Aggressive Allocation Fund - Inception Date 6/30/2006 for Class A and B, 2/29/2008 for Class C																
Class A Without Sales Charge	MAGSX	2.88%	6.05%	7.30%	13.55%	-2.75%	N/A	N/A	1.23%	4.30%	11.75%	-1.78%	N/A	N/A	0.64%	1.68%
With Sales Charge		-3.01%	0.00%	1.11%	7.05%	-4.65%	N/A	N/A	-0.01%	-1.72%	5.28%	-3.69%	N/A	N/A	-0.60%	
Class B Without Sales Charge	MAGBX	2.80%	5.75%	7.00%	12.78%	-3.46%	N/A	N/A	0.47%	4.09%	10.96%	-2.50%	N/A	N/A	-0.10%	2.43%
With Sales Charge		-1.70%	1.25%	2.50%	8.28%	-4.59%	N/A	N/A	0.07%	-0.41%	6.46%	-3.64%	N/A	N/A	-0.51%	
S&P 500 Index		2.96%	6.53%	9.06%	17.22%	1.73%	N/A	N/A	3.60%	5.92%	15.65%	2.36%	N/A	N/A	3.03%	
Aggressive Allocation Custom Index[5]		3.65%	6.36%	8.41%	17.10%	2.62%	N/A	N/A	5.02%	4.60%	13.90%	2.85%	N/A	N/A	4.32%	
Class C Without Sales Charge	MAACX	2.90%	5.86%	7.11%	12.76%	-3.46%	N/A	N/A	-2.04%	4.09%	10.84%	-2.53%	N/A	N/A	-3.00%	2.43%
With Sales Charge		1.90%	4.86%	6.11%	11.76%	-3.46%	N/A	N/A	-2.04%	3.09%	9.84%	-2.53%	N/A	N/A	-3.00%	
S&P 500 Index		2.96%	6.53%	9.06%	17.22%	1.73%	N/A	N/A	2.14%	5.92%	15.65%	2.36%	N/A	N/A	1.24%	
Aggressive Allocation Custom Index[5]		3.65%	6.36%	8.41%	17.10%	2.62%	N/A	N/A	3.65%	4.60%	13.90%	2.85%	N/A	N/A	2.56%	
EQUITY FUNDS - maximum sales charge 5.75%																
Equity Income Fund - Inception Date 10/31/09																
Class A Without Sales Charge	MENAX	0.10%	1.65%	3.16%	8.36%	N/A	N/A	N/A	8.78%	3.06%	8.67%	N/A	N/A	N/A	9.24%	1.25%
With Sales Charge		-5.66%	-4.19%	-2.77%	2.13%	N/A	N/A	N/A	4.57%	-2.87%	2.42%	N/A	N/A	N/A	4.77%	
Class Y Without Sales Charge		0.10%	1.75%	3.25%	8.65%	N/A	N/A	N/A	9.04%	3.15%	8.96%	N/A	N/A	N/A	9.52%	1.00%
S&P 500 Index		2.96%	6.53%	9.06%	17.22%	N/A	N/A	N/A	22.57%	5.92%	15.65%	N/A	N/A	N/A	21.49%	
CBOE BuyWrite Monthly Index		2.14%	2.57%	3.66%	8.80%	N/A	N/A	N/A	12.50%	1.48%	6.28%	N/A	N/A	N/A	11.58%	
Large Cap Value Fund - Inception Date 6/30/2006 for Class Y																
Class A Without Sales Charge	MGWAX	3.61%	7.67%	10.19%	13.42%	-2.63%	-0.09%	1.53%	3.27%	6.35%	10.31%	-2.36%	-0.29%	1.71%	3.01%	1.16%
With Sales Charge		-2.37%	1.46%	3.86%	6.88%	-4.52%	-1.27%	0.93%	2.81%	0.24%	3.99%	-4.28%	-1.46%	1.10%	2.55%	
Class B Without Sales Charge	MGWBX	3.58%	7.43%	9.97%	12.57%	-3.36%	-0.82%	0.78%	2.50%	6.17%	9.43%	-3.09%	-1.04%	0.95%	2.24%	1.91%
With Sales Charge		-0.92%	2.93%	5.47%	8.07%	-4.47%	-1.21%	0.78%	2.50%	1.67%	4.93%	-4.20%	-1.42%	0.95%	2.24%	
Russell 1000® Value Index		2.66%	6.87%	9.29%	15.24%	-0.11%	1.40%	4.31%	5.58%	6.46%	15.15%	0.60%	1.38%	4.53%	5.41%	
Class Y Without Sales Charge		3.69%	7.67%	10.28%	13.71%	-2.40%	N/A	N/A	0.59%	6.35%	10.50%	-2.14%	N/A	N/A	-0.17%	0.91%
Russell 1000® Value Index		2.66%	6.87%	9.29%	15.24%	-0.11%	N/A	N/A	1.83%	6.46%	15.15%	0.60%	N/A	N/A	1.30%	

Not Part of the Semi-annual Report

MEMBERS MUTUAL FUNDS PERFORMANCE (continued)

	Ticker Symbol	Average Annual Total Returns														Expense Ratio[2]
		As of April 30, 2011								Aas of March 31, 2011						
		One Month	Three Months	Year-to-Date	One Year	Three Years	Five Years	Ten Years	Since Inception[1]	Year-to-Date	One Year	Three Years	Five Years	Ten Years	Since Inception[1]	
Large Cap Growth Fund - Inception Date 6/30/2006 for Class Y																
Class A Without Sales Charge	MCAAX	2.89%	5.56%	7.48%	15.13%	2.73%	3.80%	1.11%	4.25%	4.46%	13.81%	3.78%	3.06%	1.56%	4.05%	1.20%
With Sales Charge		-3.01%	-0.52%	1.30%	8.49%	0.71%	2.57%	0.51%	3.79%	-1.54%	7.28%	1.76%	1.84%	0.96%	3.59%	
Class B Without Sales Charge	MCPBX	2.82%	5.30%	7.17%	14.26%	1.94%	3.00%	0.36%	3.48%	4.23%	12.94%	2.99%	2.28%	0.80%	3.29%	1.95%
With Sales Charge		-1.68%	0.80%	2.67%	9.76%	0.81%	2.65%	0.36%	3.48%	-0.27%	8.44%	1.87%	1.92%	0.80%	3.29%	
Russell 1000® Growth Index		3.35%	6.86%	9.58%	20.87%	4.55%	5.06%	2.11%	3.77%	6.03%	18.26%	5.19%	4.34%	2.99%	3.54%	
Class Y Without Sales Charge		2.93%	5.59%	7.57%	15.42%	2.98%	N/A	N/A	5.08%	4.50%	14.04%	4.03%	N/A	N/A	4.53%	0.95%
Russell 1000® Growth Index		3.35%	6.86%	9.58%	20.87%	4.55%	N/A	N/A	6.01%	6.03%	18.26%	5.19%	N/A	N/A	5.38%	
Mid Cap Fund - Inception Date 2/29/2000 for Class A and B, 6/30/2006 for Class Y																
Class A Without Sales Charge	MERAX	3.76%	9.30%	12.21%	22.98%	3.38%	3.16%	2.43%	-2.87%	8.14%	23.61%	4.42%	2.64%	3.18%	-3.22%	1.40%
With Sales Charge		-2.18%	3.02%	5.75%	15.83%	1.34%	1.94%	1.82%	-3.39%	1.92%	16.53%	2.38%	1.44%	2.57%	-3.73%	
Class B Without Sales Charge	MERBX	3.62%	9.11%	12.07%	22.26%	2.61%	2.36%	1.66%	-3.60%	8.16%	22.78%	3.60%	1.87%	2.41%	-3.93%	2.15%
With Sales Charge		-0.88%	4.61%	7.57%	17.76%	1.49%	1.99%	1.66%	-3.60%	3.66%	18.28%	2.50%	1.50%	2.41%	-3.93%	
Russell Midcap® Index		2.99%	8.54%	10.85%	23.36%	5.97%	5.14%	7.96%	7.42%	7.63%	24.27%	7.25%	4.67%	8.52%	7.19%	
Class Y Without Sales Charge		3.71%	9.50%	12.38%	23.47%	3.65%	N/A	N/A	4.76%	8.36%	24.11%	4.69%	N/A	N/A	4.04%	1.15%
Russell Midcap® Index		2.99%	8.54%	10.85%	23.36%	5.97%	N/A	N/A	6.08%	7.63%	24.27%	7.25%	N/A	N/A	5.53%	
Small Cap Fund - Inception Date 12/27/2006 for Class A and B, 1/9/2007 for Class Y																
Class A Without Sales Charge	MASVX	3.26%	9.66%	8.87%	18.10%	9.15%	N/A	N/A	5.07%	5.43%	20.12%	9.91%	N/A	N/A	4.39%	1.50%
With Sales Charge		-2.67%	3.35%	2.65%	11.35%	7.01%	N/A	N/A	3.65%	-0.60%	13.26%	7.76%	N/A	N/A	2.94%	
Class B Without Sales Charge	MBSVX	3.23%	9.44%	8.54%	17.16%	8.55%	N/A	N/A	4.43%	5.14%	19.26%	9.28%	N/A	N/A	3.74%	2.25%
With Sales Charge		-1.27%	4.94%	4.04%	12.66%	7.55%	N/A	N/A	4.02%	0.64%	14.76%	8.30%	N/A	N/A	3.32%	
Russell 2000® Index		2.64%	11.08%	10.79%	22.20%	8.03%	N/A	N/A	3.57%	7.94%	25.79%	8.57%	N/A	N/A	3.01%	
Class Y Without Sales Charge		3.27%	9.69%	8.89%	18.31%	9.45%	N/A	N/A	5.82%	5.44%	20.47%	10.20%	N/A	N/A	5.14%	1.25%
Russell 2000® Index		2.64%	11.08%	10.79%	22.20%	8.03%	N/A	N/A	3.93%	7.94%	25.79%	8.57%	N/A	N/A	3.37%	

Not Part of the Semi-annual Report

MEMBERS MUTUAL FUNDS PERFORMANCE (concluded)

		Ticker Symbol	Average Annual Total Returns: Monthly as of April 30, 2011: One Month	Three Months	Year-to-Date	One Year	Three Years	Five Years	Ten Years	Since Inception[1]	Quarterly as of March 31, 2011: Year-to-Date	One Year	Three Years	Five Years	Ten Years	Since Inception[1]	Expense Ratio[2]
International Stock Fund - Inception Date 6/30/2006 for Class Y																	
Class A	Without Sales Charge	MINAX	6.44%	8.13%	9.25%	17.33%	-1.85%	1.71%	7.04%	5.41%	2.64%	7.86%	-2.33%	1.29%	6.95%	4.95%	1.60%
	With Sales Charge		0.35%	1.94%	2.94%	10.59%	-3.76%	0.51%	6.41%	4.94%	-3.29%	1.69%	-4.23%	0.10%	6.32%	4.48%	
Class B	Without Sales Charge	MINBX	6.35%	7.96%	9.00%	16.43%	-2.57%	0.96%	6.25%	4.62%	2.49%	7.09%	-3.05%	0.54%	6.15%	4.17%	2.35%
	With Sales Charge		1.85%	3.46%	4.50%	11.93%	-3.65%	0.67%	6.25%	4.62%	-2.01%	2.59%	-4.12%	0.25%	6.15%	4.17%	
MSCI EAFE Index			6.08%	7.19%	9.74%	19.70%	-2.37%	2.02%	5.74%	5.88%	3.45%	10.90%	-2.53%	1.78%	5.83%	5.45%	
Class Y	Without Sales Charge		6.35%	8.14%	9.26%	17.52%	-1.60%	N/A	N/A	3.22%	2.74%	8.13%	-2.08%	N/A	N/A	1.95%	1.35%
MSCI EAFE Index			6.08%	7.19%	9.74%	19.70%	-2.37%	N/A	N/A	3.64%	3.45%	10.90%	-2.53%	N/A	N/A	2.43%	

1 Fund Inception Date is 12/29/1997 unless noted.

2 See Fund prospectus for further details on annual fund operating expenses.

3 Conservative Allocation Custom Index consists of 65% Bank of America Merrill Lynch U.S. Corp. Govt. & Mtg. Index, 30% Russell 3000 Index and 5% MSCI EAFE Index.

4 Moderate Allocation Custom Index consists of 45% Russell 3000 Index, 40% Bank of America Merrill Lynch U.S. Corp. Govt. & Mtg. Index and 15% MSCI EAFE Index.

5 Aggressive Allocation Custom Index consists of 55% Russell 3000 Index, 15% Bank of America Merrill Lynch U.S. Corp. Govt. & Mtg. Index and 30% MSCI EAFE Index.

6 Bank of America Merrill Lynch US Corp, Govt & Mortg Index is prior Merrill Lynch US Domestic Master Index.

Not Part of the Semi-annual Report

Review of Period

ECONOMIC OVERVIEW

We entered this six-month period with a shift from fears of a double-dip recession to a general consensus that the U.S. economy, as troubled as it might be, was in better shape than the other large global economies. This change in psychology pushed intermediate interest rates higher, while the stock market rallied strongly and steadily through the period, with the S&P 500 ending the six-months up 16.36%. Buoyed by a relatively strong holiday shopping season at the turn of 2010, we were in agreement with the overall rise in optimism regarding economic prospects, as corporations produced near-record profits and we witnessed small, but welcome improvement in the unemployment numbers. However, compared with past recoveries this one was showing itself to be decidedly anemic, with unemployment still at disturbing levels and no relief for the troubled housing sector as mortgage rates edged higher. On the positive side, job growth finally reached a point where it appeared that overall unemployment could be gradually lowered and consumer and business confidence returned to supportive levels.

But along with this positive news and just as financial turbulence in the Euro-zone seemed to subside, a new political risk emerged. In rapid succession several North African countries succeeded in the initial steps toward regime change. As political unrest spread to Egypt and Libya, oil prices quickly rose above $100 a barrel. Inflation, which had been well contained, began to re-emerge as an issue. Commodity prices, especially energy and food prices, appeared stuck in a strong uptrend. Then the devastating Japanese earthquake on March 11 sent the world's third largest economy reeling. As the six-month period came to an end, much remained in doubt regarding the investment implications of these global events.

OUTLOOK

While the immediate outlook is for continued uncertainty in the midst of a fragile recovery, we expect that by the second half of 2011 the picture could be somewhat brighter. In terms of investment strategy, this presents something of a dilemma for investors seeking yield. With short-term interest rates anchored at rock bottom and longer rates well below historic averages, longer bonds, which provide the most attractive current yield, contain significant interest rate risk. Their market value is directly related to the prevailing interest rate climate and if rates were to rise, existing bonds would lose value. As a result, we are managing the MEMBERS Bond Fund with a defensive strategy that will show relative strength in a rising-rate environment. Our stock allocation is also sensitive to the economic climate. The stock market rally which began over two years ago in March 2009 has consistently favored lower quality, highly leveraged, and more speculative firms. With the S&P 500 having experienced a virtually nonstop 100%-plus rally since the market lows of 2009, it is prudent to be prepared for a possible shift in market leadership. Our domestic stock funds have been finding the best opportunities in the shares of higher quality companies which have proven records of profitability in various economic environments. In short, investors in the MEMBERS Funds have the ability to diversify across a broad range of asset classes, all managed with the goal of providing the best risk-adjusted returns possible. We thank you for the continued confidence in our management.

CONSERVATIVE ALLOCATION FUND

INVESTMENT STRATEGY HIGHLIGHTS

The MEMBERS Conservative Allocation Fund invests primarily in shares of registered investment companies (the "underlying funds"). The fund will be diversified among a number of asset classes and its allocation among underlying funds will be based on an asset allocation model developed by Madison Asset Management, LLC ("Madison"), the fund's investment adviser.

The team may use multiple analytical approaches to determine the appropriate asset allocation:

- **Asset allocation optimization analysis** – considers the degree to which returns in different asset classes do or do not move together, and the fund's aim to achieve a favorable overall risk profile for any targeted portfolio return.
- **Scenario analysis** – historical and expected return data is analyzed to model how individual asset classes and combinations of asset classes would affect the fund under different economic and market conditions.
- **Fundamental analysis** – draws upon Madison's investment teams to judge each asset class against current and forecasted market conditions. Economic, industry and security analysis is used to develop return and risk expectations that may influence asset class selection.

In addition, Madison employs a risk management sleeve within the fund for the purpose of risk reduction when and if conditions exist that require reduction of equity exposure.

INVESTING ENVIRONMENT

For the six month period ended April 30, 2011, the MEMBERS Conservative Allocation Fund returned 4.55% (Class A shares at NAV), while the Conservative Allocation Custom Index returned 5.67%. Our defensive asset allocation positioning and underperformance in the fund's core bond holdings were the biggest factors behind the relative performance lag.

PORTFOLIO ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 4/30/11	
Bond Funds	59%
Foreign Bond Funds	8%
Foreign Stock Funds	8%
Money Market Funds and Other Net Assets	2%
Stock Funds	23%

PERFORMANCE DISCUSSION

Overall, the past six months were marked by very strong returns in the global equity markets with relatively low volatility. In short, it was a period where taking risk was handsomely rewarded. However, the period did have a number of challenges: political uprisings across the Middle East and North Africa resulted in regime changes in Egypt and Tunisia, as well as civil war in Libya. Additionally, the markets were mired by the horrific humanitarian disaster in Japan. Despite the geopolitical tensions and disruption to the world's third largest economy, investors drove the prices of riskier assets higher in response to improved economic data in the U.S. and the launch of the Federal Reserve's second round of quantitative easing, a $600 billion Treasury buying effort.

U.S. equities finished the six month period with a 17.65% gain as measured by the Russell 3000® Index, the international equity MSCI EAFE Index returned 12.95%, and bonds were flat, with the Barclays Capital U.S. Aggregate Bond index providing a 0.02% return. Bonds were challenged by a sharp rise in interest rates during the period, as the improved economic data gave investors a reason to sell "safe" U.S. Treasuries.

Top contributors to the fund's performance included: MEMBERS Large Cap Value Y which returned 17.19% for the period and Calamos Growth & Income at 14.94%.

Conservative Allocation Fund (concluded)

Top detractors to performance relative to the Custom Index included: MEMBERS Bond Y at -0.81%, Madison Mosaic Institutional Bond at -0.32% and PIMCO Total Return at 0.78%.

FUND CHANGES

New investments were made in the Franklin Floating Rate Fund and IVA Worldwide Fund during the period. Franklin Floating Rate had an immediate impact on the fund's overall performance by helping to dampen interest rate risk as rates rose significantly over the period. IVA Worldwide carries a flexible mandate that allows the fund to invest in multiple asset classes from stocks, to bonds, to gold, and currencies. We were pleased to bring IVA into the portfolio and believe the fund will be a key long-term contributor to our goal of providing strong risk-adjusted returns. To accommodate the new Franklin position, our core fixed income and high yield bond holdings were trimmed. The IVA purchase was funded by trimming our dedicated international and U.S. large cap equity positions.

MODERATE ALLOCATION FUND

INVESTMENT STRATEGY HIGHLIGHTS

The MEMBERS Moderate Allocation Fund invests primarily in shares of registered investment companies (the "underlying funds"). The fund will be diversified among a number of asset classes and its allocation among underlying funds will be based on an asset allocation model developed by Madison Asset Management, LLC ("Madison"), the fund's investment adviser.

The team may use multiple analytical approaches to determine the appropriate asset allocation:

• **Asset allocation optimization analysis** – considers the degree to which returns in different asset classes do or do not move together, and the fund's aim to achieve a favorable overall risk profile for any targeted portfolio return.
• **Scenario analysis** – historical and expected return data is analyzed to model how individual asset classes and combinations of asset classes would affect the fund under different economic and market conditions.
• **Fundamental analysis** – draws upon Madison's investment teams to judge each asset class against current and forecasted market conditions. Economic, industry and security analysis is used to develop return and risk expectations that may influence asset class selection.

In addition, Madison employs a risk management sleeve within the fund for the purpose of risk reduction when and if conditions exist that require reduction of equity exposure.

INVESTING ENVIRONMENT

For the six month period ended April 30, 2011, the MEMBERS Moderate Allocation Fund returned 8.33% (Class A shares at NAV), while the Moderate Allocation Custom Index returned 9.67%. Our defensive asset allocation positioning and underperformance in the fund's core bond holdings were the biggest factors behind the relative performance lag.

PORTFOLIO ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 4/30/11	
Bond Funds	35%
Foreign Bond Funds	5%
Foreign Stock Funds	12%
Money Market Funds and Other Net Assets	2%
Stock Funds	46%

PERFORMANCE DISCUSSION

Overall, the past six months were marked by very strong returns in the global equity markets with relatively low volatility. In short, it was a period where taking risk was handsomely rewarded. However, the period did have a number of challenges: political uprisings across the Middle East and North Africa resulted in

Moderate Allocation Fund (concluded)

regime changes in Egypt and Tunisia, as well as civil war in Libya. Additionally, the markets were mired by the horrific humanitarian disaster in Japan. Despite the geopolitical tensions and disruption to the world's third largest economy, investors drove the prices of riskier assets higher in response to improved economic data in the U.S. and the launch of the Federal Reserve's second round of quantitative easing, a $600 billion Treasury buying effort.

U.S. equities finished the six month period with a 17.65% gain as measured by the Russell 3000® Index, the international equity MSCI EAFE Index returned 12.95%, and bonds were flat, with the Barclays Capital US Aggregate Bond index providing a 0.02% return. Bonds were challenged by a sharp rise in interest rates during the period, as the improved economic data gave investors a reason to sell "safe" U.S. Treasuries.

Top contributors to the fund's performance included: T. Rowe Price New Era which returned 26.76% for the period, MEMBERS Small Cap Y at 21.77%, and MEMBERS Mid Cap Y at 20.80%.

Top detractors to performance included: MEMBERS Bond Y at -0.81%, Madison Mosaic Institutional Bond at -0.32% and PIMCO Total Return at 0.78%.

FUND CHANGES

New investments were made in the Franklin Floating Rate Fund and IVA Worldwide Fund during the period. Franklin Floating Rate had an immediate impact on the fund's overall performance by helping to dampen interest rate risk as rates rose significantly over the period. IVA Worldwide carries a flexible mandate that allows the fund to invest in multiple asset classes from stocks, to bonds, to gold, and currencies. We were pleased to bring IVA into the portfolio and believe the fund will be a key long-term contributor to our goal of providing strong risk-adjusted returns. To accommodate the new Franklin position, our core fixed income and high yield bond holdings were trimmed. The IVA purchase was funded by trimming our dedicated international and US large cap equity positions.

AGGRESSIVE ALLOCATION FUND

INVESTMENT STRATEGY HIGHLIGHTS

The MEMBERS Aggressive Allocation Fund invests primarily in shares of registered investment companies (the "underlying funds"). The fund will be diversified among a number of asset classes and its allocation among underlying funds will be based on an asset allocation model developed by Madison Asset Management, LLC ("Madison"), the fund's investment adviser.

The team may use multiple analytical approaches to determine the appropriate asset allocation:

• **Asset allocation optimization analysis** – considers the degree to which returns in different asset

classes do or do not move together, and the fund's aim to achieve a favorable overall risk profile for any targeted portfolio return.

• **Scenario analysis** – historical and expected return data is analyzed to model how individual asset classes and combinations of asset classes would affect the fund under different economic and market conditions.

• **Fundamental analysis** – draws upon Madison's investment teams to judge each asset class against current and forecasted market conditions. Economic, industry and security analysis is used to develop return and risk expectations that may influence asset class selection.

Aggressive Allocation Fund (concluded)

In addition, Madison employs a risk management sleeve within the fund for the purpose of risk reduction when and if conditions exist that require reduction of equity exposure.

INVESTING ENVIRONMENT

For the six month period ended April 30, 2011, the MEMBERS Aggressive Allocation Fund returned 11.79% (Class A shares at NAV), while the Aggressive Allocation Custom Index returned 13.52%. Our defensive asset allocation positioning and underperformance from the fund's alternative investment position were the biggest factors behind the relative performance lag.

PORTFOLIO ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 4/30/11

Bond Funds	8%
Foreign Bond Funds	2%
Foreign Stock Funds	19%
Money Market Funds and Other Net Assets	2%
Stock Funds	69%

PERFORMANCE DISCUSSION

Overall, the past six months were marked by very strong returns in the global equity markets with relatively low volatility. In short, it was a period where taking risk was handsomely rewarded. However, the period did have a number of challenges: political uprisings across the Middle East and North Africa resulted in regime changes in Egypt and Tunisia, as well as civil war in Libya. Additionally, the markets were mired by the horrific humanitarian disaster in Japan. Despite the geopolitical tensions and disruption to the world's third largest economy, investors drove the prices of riskier assets higher in response to improved economic data in the U.S. and the launch of the Federal Reserve's second round of quantitative easing, a $600 billion Treasury buying effort.

U.S. equities finished the six month period with a 17.65% gain as measured by the Russell 3000® Index, the international equity MSCI EAFE Index returned 12.95%, and bonds were flat, with the Barclays Capital U.S. Aggregate Bond index providing a 0.02% return. Bonds were challenged by a sharp rise in interest rates during the period, as the improved economic data gave investors a reason to sell "safe" US Treasuries.

Top contributors to the fund's performance included: T. Rowe Price New Era which returned 26.76% for the period, MEMBERS Small Cap Y at 21.77%, and MEMBERS Mid Cap Y at 20.80%.

Top detractors to performance relative to the Custom Index included: Hussman Strategic Growth at -7.30%, PIMCO Investment Grade Corporate at 1.91%, and MEMBERS High Income Y at 4.76%.

FUND CHANGES

A new investment was made in the IVA Worldwide Fund during the period. IVA Worldwide carries a flexible mandate that allows the fund to invest in multiple asset classes from stocks, to bonds, to gold, and currencies. We were pleased to bring IVA into the portfolio and believe the fund will be a key long-term contributor to our goal of providing strong risk-adjusted returns. Our dedicated international, U.S. large cap equity, and alternative investment positions were trimmed to accommodate the IVA purchase.

CASH RESERVES FUND

INVESTMENT STRATEGY HIGHLIGHTS

The MEMBERS Cash Reserves Fund invests exclusively in U.S. dollar-denominated money market securities maturing in thirteen months or less from the date of purchase. These securities will be obligations of the U.S. Government and its agencies and instrumentalities, but may also include securities issued by U.S. and foreign financial institutions, corporations, municipalities, foreign governments, and multi-national organizations, such as the World Bank.

The fund may invest in mortgage-backed and asset-backed securities, including those representing pools of mortgage, commercial, or consumer loans originated by credit unions or other financial institutions.

PORTFOLIO ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 4/30/11

Fannie Mae	30%
Federal Home Loan Bank	28%
Freddie Mac	29%
U.S. Treasury Bills	10%
Cash and Other Assets	3%

BOND FUND

INVESTMENT STRATEGY HIGHLIGHTS

Under normal circumstances, the MEMBERS Bond Fund invests at least 80% of its assets in bonds. To keep current income relatively stable and to limit share price volatility, the fund emphasizes investment grade securities and maintains an intermediate (typically 3-6 year) average portfolio duration (a measure of a security's price sensitivity to changes in interest rates). The fund also strives to minimize risk in the portfolio by making strategic decisions relating to credit risk and yield curve outlook. The fund may invest in corporate debt securities, U.S. Government debt securities, foreign government debt securities, non-rated debt securities, and asset-backed, mortgage-backed and commercial mortgage-backed securities.

INVESTING ENVIRONMENT

The cross currents of the six months ended April 30, 2011 are numerous and include elections, Quantitative Easing II, tax deal, unrest in the Middle East and North Africa, the earthquake and ensuing economic slowdown in Japan, debt ceiling debate, and economic troubles in Europe. Broadly speaking, Federal Reserve Board Chairman, Ben Bernanke flipped the "risk on" switch by approving the second round of quantitative easing (QE II) and stocks and lower quality bonds (riskier assets) performed well. With funds flowing toward these risky areas and with a growing belief that the economy was reaching a self-sustaining and good level of growth, rates rose more than 1% during the first half of the period. Only when Japan's renewed slowdown concerns arose over the impact of higher oil prices did rates once again begin to decline. With numerous visible economic fault lines in the world economy and the governments of the U.S., Europe, and Japan seemingly incapable of effectively dealing with them, uncertainty remains high for investors across most asset classes.

PORTFOLIO ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 4/30/11

Asset Backed	1%
Corporate Notes and Bonds	19%
Mortgage Backed	14%
U.S. Government and Agency Obligations	64%
Cash and Other Net Assets	2%

PERFORMANCE DISCUSSION

During this six-month period ended April 30, 2011, the MEMBERS Bond Fund returned -0.89% (Class A shares at net asset value) while the Bank of American Merrill Lynch U.S. Corporate,

Bond Fund (concluded)

Government and Mortgage Index returned -0.11%.

During this period rates rose. With rates anchored at the short-term end close to zero, two-year Treasuries saw yields rise 0.26% to 0.60% while the yield on five-year Treasuries rose 0.80% to 1.97% and that of ten-year Treasuries rose 0.65% to 3.28%. Given the fund's duration generally was 8-10% shorter than the benchmark during the period, this dampened the impact of the increase in rates and was a positive for relative performance. Unfortunately, this was more than offset by the fund's higher allocation to Treasuries and lower allocation to low quality bonds (bonds rated BBB or lower) than the benchmark. In the Corporate sector our largest underweight is to the bank and Financial sector which experienced the largest positive excess return of the various investment grade sectors, 3.16% and 4.16% respectively. Additionally, the fund was somewhat underweight to the BBB rated securities of the credit spectrum which earned an excess return over Treasuries of 3.48%. Despite the decent performance of the Mortgage sector, which earned a nice 1.14% excess return, the fund's underweight to this area hurt relative performance.

FUND CHANGES

Over the last six months, there were no meaningful changes in strategy to the portfolio. We remain defensive from a risk standpoint as the economy grows below trend and the consumer deleverages. We remain focused on valuation in this environment and believe the investment grade market is aggressively priced at the present time. We will look to add risk and duration as valuations returns and prices adjust.

HIGH INCOME FUND

INVESTMENT STRATEGY HIGHLIGHTS

The MEMBERS High Income Fund invests primarily in lower-rated, higher-yielding income bearing securities, such as "junk" bonds. Because the performance of these securities has historically been strongly influenced by economic conditions, the fund may emphasize security selection in business sectors that favor the economic outlook. Under normal market conditions, the fund invests at least 80% of its assets in bonds rated lower than investment grade (BBB/Baa) and their unrated equivalents or other high-yielding securities.

INVESTING ENVIRONMENT

The high yield market, and interest rate sensitive markets in general, experienced a positive climate during the six month period ended April 30, 2011. Treasury rates were range-bound around historically low levels and the U.S. equity markets rallied meaningfully during the period. Domestic GDP growth, approximately 3% year over year, has supported steady growth in corporate profits and thereby enabled broad measures of corporate credit quality to improve.

The high yield market rallied strongly during the first six months of this fiscal year as investors continued their hunt for yield. While record levels of new issuance have been coming to the market, retail and institutional investors have grown more comfortable with the high yield asset class and cash inflows have absorbed available supply. Investor confidence within the high yield market has benefitted from a significant decline in default rates from 13.0% at the end of December 2009 to 2.3% by the end of April 2011.

PERFORMANCE DISCUSSION

The MEMBERS High Income Fund returned 4.69% (Class A shares at net asset value) during the reporting period, while the Bank of America Merrill Lynch U.S.

High Income Fund (concluded)

High Yield Master II Constrained Index returned 6.16%. Portfolio returns were positive for every month, including the volatile month of March.

SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 4/30/11

Consumer Discretionary[†]	32%
Consumer Staples	5%
Energy	8%
Financials	2%
Health Care	7%
Industrials	12%
Information Technology	7%
Materials	11%
Telecommunication Services	7%
Utilities	5%
Cash and Other Net Assets	4%

[†]Consumer Discretionary includes securities in the following industries: Auto Components; Automobiles; Consumer Finance; Diversified Consumer Services; Hotels, Restaurants & Leisure; Household Durables; Internet & Catalog Retail; Leisure Equipment & Products; Media, Multiline Retail; Specialty Retail; and Textiles, Apparel & Luxury Goods.

Areas that contributed most significantly to the positive absolute performance include our concentrations in utilities, general manufacturing, and support services. Factors that restrained performance relative to the index include an underweight to select technology and utility bonds, as well as the cash used in the fund.

The six-month period can be characterized as a bullish time where investor optimism grew. Many of the most aggressively capitalized companies accessed the capital markets and their high yield bonds rallied as a result. The fund avoided over-leveraged companies and the volatility and downside they possess.

FUND CHANGES

The fund was very active during the reporting period due to both a pick-up in corporate actions and portfolio optimization trades. The fund participated in 22 bond calls, which aggregated $8 million, and 17 bond tenders, which totaled $7 million. There were a total of 79 purchases and 54 sales, representing $26 million and $16 million, respectively, during the period.

The four largest industry concentrations; support services (the majority of which is represented by the Consumer Discretionary sector), health care, energy/utilities, and telecom remained unchanged since the prior reporting period. The fifth largest industry shifted from oil and gas in the prior period to automotive parts at the end of April.

The average maturity was consistent with the prior period at 6.6 years.

DIVERSIFIED INCOME FUND

INVESTMENT STRATEGY HIGHLIGHTS

The MEMBERS Diversified Income Fund seeks income by investing in a broadly diversified array of securities including bonds, common stocks, real estate securities, foreign market bonds and stocks and money market instruments. Bonds, stock and cash components will vary, reflecting the portfolio managers' judgments of the relative availability of attractively-yielding and priced stocks and bonds. Generally, however, bonds will constitute up to 80% of the fund's assets, stocks will constitute up to 60% of the fund's assets, real estate securities will constitute

up to 25% of the fund's assets, foreign stocks and bonds will constitute up to 25% of the fund's assets and money market instruments may constitute up to 25% of the fund's assets. The fund intends to limit the investment in lower credit quality bonds to less than 50% of the fund's assets. The balance between the two strategies of the fund (fixed income and equity investing) is determined after reviewing the risks associated with each type of investment, with the goal of meaningful risk reduction as market conditions demand.

Diversified Income Fund (concluded)

INVESTING ENVIRONMENT

For the six-month period ended April 30, 2011, the MEMBERS Diversified Income Fund (Class A shares at the net asset value) returned 8.02%, while the Russell 1000® Index returned 17.12% and the Bank of America Merrill Lynch U.S. Corporate, Government and Mortgage Index returned -0.11%.

PORTFOLIO ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 4/30/11	
Common Stocks	54%
Asset Backed	1%
Corporate Notes and Bonds	16%
Mortgage Backed	10%
U.S. Government and Agency Obligations	11%
Cash and Other Net Assets	8%

PERFORMANCE DISCUSSION

During the six months ended April 30, 2011, the broad U.S. stock market advanced 17.12% as measured by the Russell 1000® Index. The stocks in the Diversified Income Fund (representing 54% of the fund on April 30, 2011) lagged this performance, returning 16.0%. Stocks returned about triple what they normally return over a six month period. We achieved our goal of participating in a strong bull market, although the somewhat speculative tenor of the market kept us from fully participating.

Fund performance was positive relative to benchmark in four of the ten major sectors. While Information Technology was the largest sector contributor, three stocks in the Energy sector were the fund's largest individual contributors including: Chevron Corp., Marathon Oil Corp., and ConocoPhillips. Health

Care detracted from relative performance led by Merck & Co., Johnson & Johnson, and Novartis AG. In addition, the Consumer Staples sector detracted, including Avon Products Inc. and Kraft Foods Inc. In line with the fund's objective, the bond portion of the fund emphasizes income over total return. In an environment of rising interest rates, the fund was approximately 90% of benchmark duration and thus had less exposure to rate increases. Given its income orientation, it was overweight Corporates in general and BBB rated securities in particular. These were two of the best performing sectors of the market. Performance was modestly hurt by an underexposure to banks which performed very well during the period and a modest underweight to mortgage securities. The fund's current yield was 4.66% at the end of the period, compared to the 3.93% current yield for the Bank of America Merrill Lynch U.S. Corporate, Government and Mortgage Index.

FUND CHANGES

The most notable changes in the portfolio were the decrease in Consumer Staples from 18% to 15% through the sale of Avon Products Inc. and Walgreen Co., and the increase in the Industrial sector from 9% to 11% through the addition of Boeing Co. and Norfolk Southern Corp. Turnover was low, so the portfolio did not change significantly.

In the bond portion of the fund, we sold our position in a six-year Sprint bond in April. The security had recouped much of the price loss experienced earlier in 2009 and the fundamental story of this corporate bond had not improved to the degree we had hoped.

EQUITY INCOME FUND

INVESTMENT STRATEGY HIGHLIGHTS

The MEMBERS Equity Income Fund invests primarily in common stocks of large-and mid-capitalization companies that are, in the view of the fund's investment adviser, selling at a

reasonable price in relation to their long-term earnings growth rates. The portfolio managers will allocate the fund's assets among stocks in sectors of the economy based upon their expected earnings growth rates, adjusted to

Equity Income Fund (continued)

reflect their views on economic and market conditions and sector risk factors.

The fund will seek to generate current earnings from option premiums by writing (selling) covered call options on a substantial portion of its portfolio securities. The fund seeks to produce a high level of current income and current gains generated from option writing premiums and, to a lesser extent, from dividends. The extent of option writing activity will depend upon market conditions and the portfolio manager's ongoing assessment of the attractiveness of writing call options on the fund's stock holdings. In addition to providing income, covered call writing helps to reduce the volatility (and risk profile) of the fund by providing downside protection.

INVESTING ENVIRONMENT

The six month period ended April 30, 2011 could be characterized as a high risk, liquidity-driven environment for U.S. equity markets. Driven by a seemingly endless supply of government financial support, equity prices surged despite a rather tepid economic recovery, high unemployment and a still struggling housing market. The S&P 500 Index rose 16.36% over the period, ending at its highest levels since June 2008. Although corporate earnings have shown resiliency and are approaching all-time high levels, growth rates are slowing and margin pressures are mounting. The higher risk environment resulted in significant headwinds for the MEMBERS Equity Income Fund. The fund employs a conservative investment approach highlighted by a covered call strategy which limits the fund's ability to fully participate in surging markets such as we have witnessed recently. As global geo-political risks remain elevated and domestic economic and government debt issues erode investor confidence, we believe the fund is well positioned in the event of a market correction which could stem from investors reducing their risk appetites.

PERFORMANCE DISCUSSION

The MEMBERS Equity Income Fund returned 6.00% (Class A shares at net asset value) for the six month period ended April 30, 2011. Over the same period, the S&P 500 Index returned 16.36% and the CBOE BuyWrite Monthly Index retuned 8.23%.

SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 4/30/11

	Fund	S&P 500 Index
Consumer Discretionary	13%	11%
Consumer Staples	–	10%
Energy	12%	13%
Financials	10%	16%
Health Care	13%	11%
Industrials	–	11%
Information Technology	18%	18%
Materials	–	4%
Telecommunication Services	–	3%
Utilities	–	3%
Exchange-Traded Note/Funds	5%	–
Cash and Other Net Assets	29%	–

Equities continued a very strong upswing which resulted in many of the fund's call option positions to move significantly "in the money", meaning that the underlying stock price moved higher than the call option's strike price. As a result, the performance of the underlying stocks was limited and as some options reached expiration, a number of stock positions were called away, raising the cash component of the fund. As cash positions grew, we attempted to reinvest in an opportunistic manner, however, the prolonged market advance provided very limited opportunities. The degree to which the fund's call options were "in the money" and the higher than normal cash level were the primary reasons for the fund's inability to keep pace with the S&P 500's heady returns or the CBOE BuyWrite Monthly Index (BXM).

The performance of the fund's individual holdings was broadly positive led by natural gas related holdings such as Petrohawk Energy Corp. and Southwestern Energy Co. In the Health Care sector, strong performance from Mylan Inc. and Pfizer Inc. were offset by

Equity Income Fund (concluded)

relative weakness in Gilead Sciences Inc. and Celgene Corp. The performance of Technology holdings was mixed with Adobe Systems Inc. and QUALCOMM Inc. performing very strongly while Google Inc. and Cisco Systems Inc. were among the fund's weakest performers. The overall quality of the fund's equity positions is very high which should provide added support in the event of future market volatility.

The fund has delivered on its distribution goals and is well positioned to continue to pay out a relatively high level of income compared to the current yield of 1.9% on the S & P 500 Index. Based upon the trailing four quarters payout of $1.0128 and the fund's April 30, 2011, NAV of $10.26, the income yield of the fund was 9.9%.

FUND CHANGES

As noted above, the bulk of portfolio changes resulted from individual equity positions being called away with a corresponding increase in cash. As opportunities presented, new positions were established in Staples Inc., TJX Cos. Inc., Apache Corp, Teva Pharmaceuticals Industries Ltd., eBay Inc. and Microsoft Corp. The Financial and Health Care sectors were most affected by assignments as Affiliated Managers Group Inc., Capital One Finance Corp., InterContinental Exchange Inc., Community Health Systems Inc., St. Jude Medical Inc. and UnitedHealth Group Inc. were all called away during the period.

LARGE CAP VALUE FUND

INVESTMENT STRATEGY HIGHLIGHTS

The MEMBERS Large Cap Value Fund will, under normal market conditions, invest primarily in large cap stocks. The fund follows a "value" approach, meaning the portfolio managers seek to invest in stocks at prices below their perceived intrinsic value as estimated based on fundamental analysis of the issuing company and its prospects. By investing in value stocks, the fund attempts to limit the downside risk over time but may also produce smaller gains than other stock funds if their intrinsic values are not realized by the market or if growth-oriented investments are favored by investors. The fund will diversify its holdings among various industries and among companies within those industries. The fund typically sells a stock when the fundamental expectations for buying it no longer apply, the price exceeds its intrinsic value or other stocks appear more attractively priced relative to their intrinsic values.

INVESTING ENVIRONMENT

The market rose during the period despite a lingering hardship economy and multiple shocks to the global status quo, be it in: Japan via earthquake; the Middle East via regime change; or in the U.S. via budget issues. The Federal Reserve's decision to embark on a second massive stimulus plan in June of 2010 has kept interest rates very low, which caused stocks and commodities to become attractive investments.

In fact, most of the strong gains in the stock market came from commodity-related stocks such as energy, metals, and mining issues. Energy was the best performing sector, gaining around 38% or twice that of the Russell 1000® Value Index. Since most other sectors lagged this index, it was a narrow rather than broad-based rally.

Large Cap Value Fund (concluded)

SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 4/30/11

	Fund	Russell 1000® Value Index
Consumer Discretionary	6%	8%
Consumer Staples	10%	10%
Energy	15%	14%
Financials	21%	26%
Health Care	14%	13%
Industrials	12%	9%
Information Technology	13%	5%
Materials	3%	3%
Telecommunication Services	2%	5%
Utilities	2%	7%
Cash and Other Net Assets	2%	–

PERFORMANCE DISCUSSION

During the six months ended April 30, 2011, the MEMBERS Large Cap Value Fund returned 17.10% (Class A shares at net asset value) while the Russell 1000® Value Index returned 17.29%. Of the ten major sectors of the index, the returns of four sectors exceeded that of the overall return. The strong-performing sectors were all economically sensitive, including Energy, Consumer Discretionary, Industrial, and Materials. The top performing Energy sector of the Russell 1000® Value index returned approximately 38% (more than twice that of the benchmark). All ten sectors had positive returns, but the two lowest return sectors were the defensive Utility and Consumer Staples sectors, which returned only positive single digit amounts. In the midst of this, we achieved our goal of participating in a strong bull market, even though we thought the tenor of the market was somewhat speculative.

Performance was positive relative to the benchmark in six of the ten major sectors. Performance of the fund's holdings in the Financial sector was very positive led by NYSE Euronext, which received a takeover offer. Energy investments also boosted returns, including Occidental Petroleum Corp., Marathon Oil Corp., Noble Energy Inc. and Southwestern Energy Co. Information Technology detracted from performance including Microsoft Corp., and Cisco Systems Inc.

FUND CHANGES

We made more changes to the portfolio early in the period, and turnover slowed later. The fund added to some undervalued, high quality Industrial stocks on pullbacks, initiating positions in 3M Co., Boeing Co., and Norfolk Southern Corp. The Industrial sector weight rose from 8% to 12% during the six month period. The Consumer Staples weight declined from 13% to 10% as we took profits in Walgreen Co. and eliminated our Wal-Mart Stores Inc. position on concerns over weakness in their North American business.

LARGE CAP GROWTH FUND

INVESTMENT STRATEGY HIGHLIGHTS

The MEMBERS Large Cap Growth Fund invests primarily in common stocks of larger companies and will, under normal market conditions, maintain at least 80% of its assets in large cap stocks. The fund follows a "growth" approach, meaning the portfolio managers seek stocks that have low market prices relative to their perceived growth capabilities as estimated based on fundamental analysis of the issuing companies and their prospects. The fund typically seeks higher earnings growth capabilities in the stocks it purchases, and may include some companies undergoing more significant changes in their operations or experiencing significant changes in their markets. The fund will diversify its holdings among various industries and among companies within those industries. The fund has an active trading strategy which will lead to more portfolio turnover than a more passively-managed fund. The fund typically sells a stock when the fundamental expectations for

Large Cap Growth Fund (continued)

buying it no longer apply, the price exceeds its perceived value or other stocks appear more attractively priced relative to their prospects.

INVESTING ENVIRONMENT

The market rose during the period despite a lingering hardship economy and multiple shocks to the global status quo, be it in: Japan via earthquake; the Middle East via regime change; or in the U.S. via budget issues. The Federal Reserve's decision to embark on a second massive stimulus plan in June of 2010 has kept interest rates very low, which caused stocks and commodities to become attractive investments.

In fact, most of the strong gains in the stock market came from commodity-related stocks such as energy, metals, and mining issues. Energy was the best performing sector in the Russell 1000® Growth Index, gaining more than 35% (or twice that of the Growth Index). Since most other sectors lagged the benchmark, it was a narrow rather than broad-based rally.

SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 4/30/11

	Fund	Russell 1000® Growth Index
Consumer Discretionary	9%	14%
Consumer Staples	6%	9%
Energy	15%	12%
Financials	3%	5%
Health Care	7%	10%
Industrials	10%	14%
Information Technology†	42%	30%
Materials	2%	5%
Telecommunication Services	–	1%
Utilities	–	–
Cash and Other Net Assets	6%	–

†Information Technology includes securities in the following industries: Communications Equipment; Computers & Peripherals; Electronic Equipment, Instruments & Components; Internet Software & Services; IT Services; Semiconductors & Semiconductor Equipment; and Software.

PERFORMANCE DISCUSSION

During the six-month period ended April 30, 2011 the MEMBERS Large Cap Growth Fund returned 12.63% (Class A shares at net asset value) while the Russell 1000® Growth Index returned 16.96%.

During this time the fund had significant exposure to Energy stocks which boosted returns, but not owning gold or copper stocks detracted from performance. Commodities by definition are highly cyclical and difficult to analyze. Generally we avoid areas of the economy where we have little meaningful insight. As a growth stock manager, generally we seek investments with strong fundamental drivers of earnings.

Stocks that positively contributed to performance include Occidental Petroleum Corp. and Vitamin Shoppe Inc. Occidental Petroleum Corp. is a major holding, and the stock rose over 45% during the period. We believe it is one of the best positioned integrated oil companies in terms of its ability to replace and grow its oil reserves, mostly in stable geographies such as the U.S. Vitamin Shoppe Inc. is a fast growing retailer benefiting from increased health awareness and favorable aging demographics. The stock gained more than 40% for the period as well. Some of our Technology holdings detracted from performance. For example, despite very favorable stock valuation, companies like Cisco continue to have competitive challenges, the result of which have compressed margins and slowed its earnings growth, which caused the stock to drop. At this juncture, we continue to believe the company can restore competitiveness.

FUND CHANGES

Visa Inc. stock came down in price due to potential onerous federal regulation. We strongly believe the company will be able to successfully manage through whatever new regulations are implemented later this year. We have been aggressive buyers of the stock during this period of uncertainty.

Large Cap Growth Fund (concluded)

Earlier this year we added to our position in Varian Semiconductor Equipment Associates, Inc., believing growth opportunities were expanding as its equipment can now be used both in semiconductor manufacturing as well as solar cells. Subsequent to our purchase, apparently Applied Materials Corp. concurred with its positive future since they agreed to buy the entire company.

We took profits in Lamar Advertising Co. as we believed local advertising spending would lag national trends. We also took profits in AXIS Capital Holdings Ltd., a property and casualty insurance company, as we believed the stock price was ahead of an eventual upturn in the premium pricing. We sold our holdings in Deere & Co. despite robust unit demand, because the stock was selling at an unusually high valuation.

Overall, we believe consumer spending will continue to be limited due to credit constraints. Consequently we are retaining only modest portfolio exposure to the Consumer Discretionary sector. Alternatively, many corporations have large cash balances which we think will begin to be deployed in 2011. Consequently, we tend to favor stocks related more to business spending over those related to consumer spending.

We continue to emphasize Energy as well. Lastly, in a tepid economy we seek companies that are growing rapidly due to internal factors such as product innovation and productivity enhancement.

MID CAP FUND

INVESTMENT STRATEGY HIGHLIGHTS

The MEMBERS Mid Cap Fund generally invests in common stocks of midsize companies and will, under normal market conditions, maintain at least 80% of its assets in mid cap securities. However, the fund will not automatically sell a stock because its market capitalization has changed and such positions may be increased through additional purchases. The fund seeks attractive long-term returns through bottom-up security selection based on fundamental analysis in a diversified portfolio of high-quality growth companies with attractive valuations. These will typically be industry leading companies in niches with strong growth prospects. The fund's portfolio managers believe in selecting stocks for the fund that show steady, sustainable growth and reasonable valuation. As a result, stocks of issuers that are believed to have a blend of both value and growth potential will be selected for investment. Stocks are generally sold when target prices are reached, company fundamentals deteriorate or more attractive stocks are identified.

INVESTING ENVIRONMENT

During the six month period ended April 30, 2011, midcap stocks continued a period of strong performance that began in September when the Fed announced it would begin another round of quantitative easing. With the Fed again printing money, investors embraced stocks and the Russell Midcap® Index rose 20.67% over this period. Within the index, all sectors generated positive returns and the sectors with pro-cyclical characteristics were top performers. For example, the Energy, Industrials and Materials sectors each generated returns greater than 20%. Other strong sector performances were in the Health Care and Consumer Discretionary sectors, while the worst performing sectors were Telecommunications, Financials and Information Technology.

Mid Cap Fund (concluded)

SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 4/30/11

	Fund	Russell Midcap® Index
Consumer Discretionary	19%	15%
Consumer Staples	4%	6%
Energy	6%	9%
Financials	24%	19%
Health Care	13%	9%
Industrials	15%	13%
Information Technology	10%	14%
Materials	2%	6%
Telecommunication Services	–	2%
Utilities	–	7%
Cash and Other Net Assets	7%	–

PERFORMANCE DISCUSSION

The MEMBERS Mid Cap Fund increased 20.50% (Class A shares at net asset value), while the Russell Midcap® Index returned 20.67%. We believe our focus on firms with sustainable competitive advantages, modest financial leverage and stable earnings histories will result in long-term outperformance.

Relative to the benchmark, our Industrial holdings contributed nicely to performance. Global rail industry equipment provider Wabtec Corp., used construction equipment auctioneer Ritchie Brothers Auctioneers Inc., and used car auctioneer Copart Inc. were top performers in the sector. The Financial sector also generated strong performance from diversified holding company Leucadia National and insurance holdings W.R. Berkley Corp. and Markel Corp.

Relative weakness compared to the benchmark occurred in the Energy and Materials sectors. Low natural gas prices hurt natural gas exploration and production companies EOG Resources Inc. and Southwestern Energy Co., and deep water drilling company Noble Energy Inc. also negatively impacted results. Within Materials, cleaning and sanitizing product provider Ecolab Inc. and global paint manufacturer Valspar Corp. were weaker performing stocks.

FUND CHANGES

We increased exposure to the Consumer Discretionary sector during the period by purchasing off-price retailer TJX Companies Inc. and office products company Staples Inc. TJX offers brand name merchandise at prices 20-60% lower than its competitors and is well positioned to benefit from the current environment where consumers want to get high quality merchandise at discounted prices. Staples is the low cost supplier to the office products industry with leading market share. We maintain an overweight position in Consumer Discretionary as we believe our holdings are strong franchises with good pricing power.

Our exposure to the Consumer Staples sector was reduced during the quarter although we still maintain an overweight position. We sold drugstore chain Walgreen Co. after a period of outperformance and we trimmed spice, seasonings and specialty foods manufacturer McCormick & Co. Inc. We remain underweight in the Energy and Materials sectors due to concerns about the sustainability of economic growth, and its impact on pro-cyclical sectors.

SMALL CAP FUND

INVESTMENT STRATEGY HIGHLIGHTS

The MEMBERS Small Cap Fund invests primarily in a diversified mix of common stocks of small cap U.S. companies that are believed to be undervalued by various measures and offer sound prospects for capital appreciation. The portfolio managers employ a value-oriented investment approach in selecting stocks, using proprietary fundamental research to identify securities of companies they believe have attractive valuations. The portfolio managers focus on companies with a record of above

Small Cap Fund (continued)

average rates of profitability that sell at a discount relative to the overall small cap market. Through fundamental research, the portfolio managers seek to identify those companies which possess one or more of the following characteristics: sustainable competitive advantages within a market niche; strong profitability and free cash flows; strong market share positions and trends; quality of and share ownership by management; and financial structures that are more conservative than the relevant industry average.

INVESTING ENVIRONMENT

Equity markets moved higher during the period. Strong corporate earnings and generally supportive economic data were sufficient to offset civil unrest in the Middle East and North Africa, surging commodity costs, and natural disasters in Japan and Australia. Growth stocks (27.1%) outpaced value (20.3%) for the six-month period while small cap stocks (23.7%) led their larger peers (16.4%), as measured by the Russell 2000® Growth, Russell 2000® Value, Russell 2000®, and S&P 500 Indices, respectively. Sector performance was strong, with all sectors of the benchmark posting gains for the period. Energy, Materials, and Health Care led the market higher while Utilities and Financials lagged, but still posted double-digit returns.

SECTOR ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 4/30/11

	Fund	Russell 2000® Index
Consumer Discretionary	17%	13%
Consumer Staples	2%	3%
Energy	4%	7%
Financials	23%	20%
Health Care	8%	13%
Industrials	24%	15%
Information Technology	9%	19%
Materials	6%	6%
Telecommunication Services	–	1%
Utilities	5%	3%
Cash and Other Net Assets	2%	–

PERFORMANCE DISCUSSION

For the six-month period ending April 30, 2011, the MEMBERS Small Cap Fund (Class A shares at net asset value) returned 21.66%, while the Russell 2000® Index returned 23.73%.

The primary source of underperformance for the period was relative sector positioning, a result of our bottom-up stock selection process. Frictional cash in a rising market and below-benchmark weights in the Energy and Information Technology sectors drove relative results.

Stock selection was additive, partially offsetting the negative sector allocation. Positive results in the Industrials sector were driven by Carlisle Cos. Inc., a diversified global manufacturer, Belden Inc., a producer of electronic cables and connectivity products for the specialty electronics and data-networking markets, and branded office products supplier ACCO Brands Corporation. Selection also was additive in Consumer Discretionary. Arbitron Inc., a radio ratings firm, and Stage Stores Inc., a specialty department store retailer, were leading contributors. Other standout performers included SM Energy Co. (Energy) and Kraton Performance Polymers Inc. (Materials).

Selection results were weaker in the Energy, Financials, and Consumer Staples sectors. Relative performance suffered in Energy due to our investment in oil and gas exploration & production company Penn Virginia Corp. and not holding several strong performing benchmark names. Our positions in Platinum Underwriters Holdings Ltd., Assured Guaranty Ltd., and Ares Capital Corp. hurt performance in the Financials sector. In Consumer Staples, investments in Midwest convenience store operator Casey's General Stores Inc. and snack food maker Snyders-Lance Inc. detracted.

Small Cap Fund (concluded)

FUND CHANGES

The Small Cap Value investment approach emphasizes individual stock selection; sector weights are a residual of our bottom-up investment process. We do, however, carefully consider diversification across economic sectors to limit risk. Based on bottom-up stock decisions, we established a new position in G&K Services Inc. and added to positions in Carlisle Cos. Inc. and Belden Inc., resulting in increased exposure to Industrials. Exposure to Consumer Staples fell as we trimmed our investment in Herbalife Ltd.

INTERNATIONAL STOCK FUND

INVESTMENT STRATEGY HIGHLIGHTS

The MEMBERS International Stock Fund will invest, under normal market conditions, primarily in foreign equity securities. Typically, a majority of the fund's assets are invested in relatively large capitalization stocks of companies located or operating in developed countries. The fund may also invest up to 30% of its assets in securities of companies whose principal business activities are located in emerging market countries. The portfolio managers typically maintain this segment of the fund's portfolio in such stocks which it believes have a low market price relative to their perceived value based on fundamental analysis of the issuing company and its prospects. The fund may also invest in foreign debt and other income-bearing securities at times when it believes that income-bearing securities have greater capital appreciation potential than equity securities.

INVESTING ENVIRONMENT

The six-month period ended April 30, 2011 was eventful, volatile, and ultimately concluded with a meaningful increase in world equity markets. Specifically, the MSCI EAFE Index gained 12.95%. A number of negative events occurred: the Japanese earthquake, tsunami, and nuclear crisis; unrest and civil war in the Middle East and North Africa; and the ongoing sovereign debt problems of peripheral Europe, Portugal being the most recent focus. Additionally, commodity prices, including oil, rose as did inflation in a number of emerging markets. However, these negative factors were more than offset by better-than-expected economic and corporate earnings growth in many areas, which propelled share prices higher.

During the past six months, economically sensitive sectors, such as Energy, Materials, Industrials and Consumer Discretionary, led the way. These traditionally cyclical sectors benefitted from higher commodity prices and strong demand. The traditionally defensive Utilities and Telecom Services sectors lagged. Utilities continued to underperform on oversupply concerns and on the newfound fear that the Japanese nuclear crisis would devalue nuclear assets around the world. Telecom Services suffered from increased competitive pricing pressures and the concern that the trend towards higher mobile penetration rates was maturing.

In the six-month period, the U.S. dollar fell against most currencies including the Swiss franc, British pound, and the euro due to the perception that U.S. monetary policy will stay accommodative longer than many other countries.

GEOGRAPHICAL ALLOCATION AS A PERCENTAGE OF NET ASSETS AS OF 4/30/11	
Europe (excluding United Kingdom)	36%
Japan	19%
Latin America	3%
Pacific Basin	6%
United Kingdom	28%
Other Countries	4%
Cash and Other Net Assets	4%

International Stock Fund (concluded)

PERFORMANCE DISCUSSION

The MEMBERS International Stock Fund return of 10.90% (Class A shares at net asset value) while the MSCI EAFE Index returned 12.95% for the six-month period ended April 30, 2011. The underperformance was partly due to stock selection in the Information Technology sector. Positions in eAccess Ltd., Hoya Corp., Canon Inc. and Yahoo Japan Corp. all suffered due to the tragic events in that country. We believe that these companies still have good long-term prospects.

An underweight position and stock selection in Industrials also detracted from relative returns as the sector performed well due to the aforementioned cyclical outperformance. A position in Nidec Corp. also suffered following the events in Japan. A position in TNT NV also suffered on worse-than-expected results, despite a well-received demerger plan. Exposure to emerging markets also detracted from relative returns as the region trailed developed markets.

Stock selection in the Energy sector was the largest contributor to positive performance. Most of the portfolio's holdings in the sector outperformed the Index as the price of oil rose. Shares of BG Group PLC, an integrated oil and gas company, rose sharply on the perception that Japan's nuclear crisis improved the outlook for natural gas. Oil and gas exploration and production company Tullow Oil PLC and oil services companies Technip SA and Aker Solutions ASA have high gearing to the price of energy and were notably strong performers.

An underweight in the Utilities sector added to performance, as the sector was the worst performer, lagging the index on the above-mentioned concerns.

FUND CHANGES

The portfolio's exposures to sectors and countries are an outcome of stock selection. Currently, the portfolio has overweight positions in the Information Technology and Consumer Discretionary sectors, as well as in the emerging markets and the United Kingdom. Over the six-month period, the portfolio's overweight position in the Information Technology sector was reduced slightly due to the sale of Hoya Corp., which was sold in order to potentially take advantage of what the team believes to be more attractive opportunities.

The portfolio currently has underweight positions in the Industrials, Materials, and Utilities sectors, as well as in Greece, Ireland, Italy, Portugal, and Spain. The portfolio's underweight position in the Industrials sector became more pronounced over the period, as company-specific concerns drove the sale of certain holdings. These concerns ranged from questions over the impact of budget reductions, as was the case for BAE Systems PLC, to a deteriorating competitive position, as seen in Nidec Corp.

BENCHMARK DESCRIPTIONS

Allocation Fund Indexes

The Conservative Allocation Fund Custom Index consists of 65% Merrill Lynch U.S. Corporate, Government & Mortgage Index, 30% Russell 3000® Index and 5% MSCI EAFE Index. See market indexes descriptions below.

The Moderate Allocation Fund Custom Index consists of 40% Merrill Lynch U.S. Corporate, Government & Mortgage Index, 45% Russell 3000® Index and 15% MSCI EAFE Index. See market indexes descriptions below.

The Aggressive Allocation Fund Custom Index consists of 15% Merrill Lynch U.S. Corporate, Government & Mortgage Index, 55% Russell 3000® Index and 30% MSCI EAFE Index. See market indexes descriptions below.

Market Indexes

The CBOE BuyWrite Monthly Index (BXM) is a benchmark index designed to track the performance of a hypothetical buy-write strategy (i.e. holding a long position in and selling covered call options on that position) on the S&P 500 Index.

The Bank of America Merrill Lynch U.S. Corporate, Government & Mortgage Index is a broad-based measure of the total rate of return performance of the U.S. investment-grade bond markets. The index is a capitalization-weighted aggregation of outstanding U.S. treasury, agency and supranational mortgage pass-through, and investment-grade corporate bonds meeting specified selection criteria.

The Bank of America Merrill Lynch U.S. High Yield Master II Constrained Index tracks the performance of below investment grade U.S. dollar denominated corporate bonds publicly issued in the U.S. domestic market, but limits any individual issuer to a maximum weighting of 2%.

The MSCI EAFE (Europe, Australasia & Far East) Index is a free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the U.S. and Canada.

The Russell 1000® Index is a large-cap market index which measures the performance of the 1,000 largest companies in the Russell 3000® Index.

The Russell 1000® Growth Index is a large-cap market index which measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.

The Russell 1000® Value Index is a large-cap market index which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.

The Russell 2000® Index is a small-cap market index which measures the performance of the smallest 2,000 companies in the Russell 3000® Index.

The Russell Midcap® Index is a mid-cap market index which measures the performance of the mid-cap segment of the U.S. equity universe.

The S&P 500 Index is a large-cap market index which measures the performance of a representative sample of 500 leading companies in leading industries in the U.S.

Conservative Allocation Fund Portfolio of Investments (unaudited)

	Shares	Value (Note 2)
INVESTMENT COMPANIES - 99.8%		
Bond Funds - 59.5%		
Franklin Floating Rate Daily Access Fund Advisor Class	240,517	$ 2,219,970
Madison Mosaic Institutional Bond Fund (A)	350,948	3,856,922
MEMBERS Bond Fund Class Y (A)	707,495	7,237,673
MEMBERS High Income Fund Class Y (A)	666,522	4,772,296
PIMCO Investment Grade Corporate Bond Fund Institutional Class	514,139	5,521,851
PIMCO Total Return Fund Institutional Class	534,644	5,897,121
		29,505,833
Foreign Bond Funds - 7.5%		
Templeton Global Bond Fund Advisor Class	264,533	3,711,393
Foreign Stock Funds - 8.3%		
IVA Worldwide Fund	144,204	2,568,275
MEMBERS International Stock Fund Class Y (A)	134,260	1,552,042
		4,120,317

	Shares	Value (Note 2)
Money Market Funds - 2.0%		
State Street Institutional U.S. Government Money Market Fund	994,296	$ 994,296
Stock Funds - 22.5%		
Calamos Growth and Income Fund Class I	54,539	1,832,521
Madison Mosaic Disciplined Equity Fund (A)	256,994	3,466,845
MEMBERS Equity Income Fund Class Y (A)	123,232	1,269,293
MEMBERS Large Cap Growth Fund Class Y (A)	120,223	2,067,841
MEMBERS Large Cap Value Fund Class Y (A)	192,897	2,544,312
		11,180,812
TOTAL INVESTMENTS - 99.8% (Cost $46,138,228**)		49,512,651
NET OTHER ASSETS AND LIABILITIES - 0.2%		110,869
TOTAL NET ASSETS - 100.0%		$ 49,623,520

** Aggregate cost for Federal tax purposes was $47,285,317.

(A) Affiliated Company (see Note 11).

See accompanying Notes to Financial Statements.

Moderate Allocation Fund Portfolio of Investments (unaudited)

	Shares	Value (Note 2)
INVESTMENT COMPANIES - 99.7%		
Bond Funds - 35.2%		
Franklin Floating Rate Daily Access Fund Advisor Class	459,494	$ 4,241,127
Madison Mosaic Institutional Bond Fund (A)	441,727	4,854,579
MEMBERS Bond Fund Class Y (A)	1,030,805	10,545,133
MEMBERS High Income Fund Class Y (A)	1,317,938	9,436,438
PIMCO Investment Grade Corporate Bond Fund Institutional Class	664,367	7,135,305
PIMCO Total Return Fund Institutional Class	606,765	6,692,617
		42,905,199
Foreign Bond Funds - 4.9%		
Templeton Global Bond Fund Advisor Class	429,000	6,018,875
Foreign Stock Funds - 12.0%		
IVA Worldwide Fund Class I	315,507	5,619,175
Matthews Asian Growth and Income Fund Institutional Shares	69,762	1,303,155
MEMBERS International Stock Fund Class Y (A)	674,158	7,793,263
		14,715,593

	Shares	Value (Note 2)
Money Market Funds - 1.7%		
State Street Institutional U.S. Government Money Market Fund	2,061,889	$ 2,061,889
Stock Funds - 45.9%		
Calamos Growth and Income Fund Class I	108,921	3,659,757
Madison Mosaic Disciplined Equity Fund (A)	781,020	10,535,958
MEMBERS Equity Income Fund Class Y (A)	351,549	3,620,959
MEMBERS Large Cap Growth Fund Class Y (A)	607,061	10,441,450
MEMBERS Large Cap Value Fund Class Y (A)	796,349	10,503,849
MEMBERS Mid Cap Fund Class Y (A)	547,705	3,976,341
MEMBERS Small Cap Fund Class Y (A)	312,442	3,749,299
T Rowe Price New Era Fund	37,391	2,152,576
Yacktman Fund/The	403,181	7,305,643
		55,945,832
TOTAL INVESTMENTS - 99.7% (Cost $109,464,885**)		121,647,388
NET OTHER ASSETS AND LIABILITIES - 0.3%		309,593
TOTAL NET ASSETS - 100.0%		$121,956,981

** Aggregate cost for Federal tax purposes was $112,385,247.

(A) Affiliated Company (see Note 11).

See accompanying Notes to Financial Statements.

Aggressive Allocation Fund Portfolio of Investments (unaudited)

	Shares	Value (Note 2)
INVESTMENT COMPANIES - 99.8%		
Bond Funds - 7.9%		
MEMBERS High Income Fund Class Y (A)	312,201	$ 2,235,360
PIMCO Investment Grade Corporate Bond Fund Institutional Class	124,193	1,333,831
		3,569,191
Foreign Bond Funds - 2.3%		
Templeton Global Bond Fund Advisor Class	72,263	1,013,851
Foreign Stock Funds - 19.0%		
IVA Worldwide Fund Class I	201,382	3,586,617
Matthews Asian Growth and Income Fund Institutional Shares	46,964	877,283
MEMBERS International Stock Fund Class Y (A)	349,961	4,045,552
		8,509,452
Money Market Funds - 1.8%		
State Street Institutional U.S. Government Money Market Fund	814,516	814,516

	Shares	Value (Note 2)
Stock Funds - 68.8%		
Calamos Growth and Income Fund Class I	52,461	$ 1,762,687
Hussman Strategic Growth Fund	71,005	857,737
Madison Mosaic Disciplined Equity Fund (A)	425,453	5,739,357
MEMBERS Equity Income Fund Class Y (A)	121,164	1,247,984
MEMBERS Large Cap Growth Fund Class Y (A)	284,694	4,896,729
MEMBERS Large Cap Value Fund Class Y (A)	359,580	4,742,854
MEMBERS Mid Cap Fund Class Y (A)	402,522	2,922,311
MEMBERS Small Cap Fund Class Y (A)	151,592	1,819,104
T Rowe Price New Era Fund	46,067	2,652,101
Yacktman Fund/The	232,751	4,217,450
		30,858,314
TOTAL INVESTMENTS - 99.8% (Cost $38,473,399**)		44,765,324
NET OTHER ASSETS AND LIABILITIES - 0.2%		98,307
TOTAL NET ASSETS - 100.0%		$ 44,863,631

** Aggregate cost for Federal tax purposes was $39,757,588.

(A) Affiliated Company (see Note 11).

See accompanying Notes to Financial Statements.

Cash Reserves Fund Portfolio of Investments (unaudited)

	Par Value	Value (Note 2)
U.S. GOVERNMENT AND AGENCY OBLIGATIONS - 96.2%		
Fannie Mae (A) - 29.9%		
0.16%, 5/4/11	$525,000	$ 524,993
0.12%, 5/9/11	500,000	499,987
0.13%, 5/18/11	450,000	449,972
0.11%, 5/26/11	400,000	399,969
0.135%, 6/1/11	500,000	499,942
0.07%, 6/29/11	450,000	449,948
0.08%, 7/20/11	250,000	249,956
0.075%, 7/21/11	700,000	699,882
		3,774,649
Federal Home Loan Bank (A) - 27.4%		
0.08%, 5/11/11	350,000	349,992
0.135%, 5/13/11	400,000	399,982
0.13%, 5/17/11	500,000	499,971
0.09%, 5/23/11	300,000	299,983
0.07%, 6/8/11	500,000	499,963
0.12%, 6/10/11	250,000	249,967
0.07%, 6/16/11	400,000	399,964
0.12%, 6/17/11	450,000	449,929
0.03%, 7/6/11	100,000	99,995
0.07%, 7/8/11	100,000	99,987
0.075%, 7/13/11	100,000	99,985
		3,449,718
Freddie Mac (A) - 29.4%		
0.14%, 5/24/11	450,000	449,960
0.135%, 5/31/11	500,000	499,944
0.11%, 6/6/11	500,000	499,945
0.12%, 6/13/11	250,000	249,964
0.12%, 6/20/11	500,000	499,916
0.07%, 6/27/11	200,000	199,978
0.07%, 7/5/11	500,000	499,937
0.075%, 7/18/11	500,000	499,919
0.07%, 7/20/11	300,000	299,953
		3,699,516

	Par Value	Value (Note 2)
U.S. Treasury Bills (A) - 9.5%		
0.094%, 5/5/11	$600,000	$ 599,994
0.032%, 6/23/11	600,000	599,972
		1,199,966
Total U.S. Government and Agency Obligations (Cost $12,123,849)		12,123,849
	Shares	
INVESTMENT COMPANY - 4.3%		
State Street Institutional U.S. Government Money Market Fund	544,802	544,802
Total Investment Company (Cost $544,802)		544,802
TOTAL INVESTMENTS - 100.5% (Cost $12,668,651**)		12,668,651
NET OTHER ASSETS AND LIABILITIES - (0.5%)		(64,414)
TOTAL NET ASSETS - 100.0%		$ 12,604,237

** Aggregate cost for Federal tax purposes was $12,688,651.

(A) Rate noted below represents annualized yield at time of purchase.

Bond Fund Portfolio of Investments (unaudited)

	Par Value	Value (Note 2)
ASSET BACKED SECURITIES - 1.2%		
ABSC Long Beach Home Equity Loan Trust, Series 2000-LB1, Class AF5 (A), 8.55%, 9/21/30	$ 64,040	$ 65,858
Chase Issuance Trust, Series 2007-A17, Class A, 5.12%, 10/15/14	670,000	713,282
New Century Home Equity Loan Trust, Series 2003-5, Class AI5 (B), 5.5%, 11/25/33	1,500,000	1,507,405
Total Asset Backed Securities (Cost $2,229,019)		2,286,545
CORPORATE NOTES AND BONDS - 18.9%		
Consumer Discretionary - 2.7%		
American Association of Retired Persons (C) (D), 7.5%, 5/1/31	750,000	944,346
DIRECTV Holdings LLC / DIRECTV Financing Co. Inc., 3.125%, 2/15/16	1,000,000	1,001,736
DR Horton Inc., 5.25%, 2/15/15	215,000	218,762
ERAC USA Finance LLC (C) (D), 6.7%, 6/1/34	575,000	601,178
McDonald's Corp., 5%, 2/1/19	1,000,000	1,101,822
Time Warner Cable Inc., 8.25%, 2/14/14	1,000,000	1,168,751
		5,036,595
Consumer Staples - 2.7%		
Campbell Soup Co., 4.5%, 2/15/19	1,000,000	1,060,547
PepsiCo Inc./NC, 4.65%, 2/15/13	215,000	230,873
PepsiCo Inc./NC, 7.9%, 11/1/18	1,000,000	1,277,232
Walgreen Co., 5.25%, 1/15/19	1,000,000	1,113,628
WM Wrigley Jr. Co. (C) (D), 3.05%, 6/28/13	1,240,000	1,265,240
		4,947,520
Energy - 1.0%		
Hess Corp., 7.875%, 10/1/29	240,000	302,528
Transocean Inc. (E), 6%, 3/15/18	850,000	933,619
Valero Energy Corp., 7.5%, 4/15/32	450,000	515,180
		1,751,327
Financials - 2.6%		
Caterpillar Financial Services Corp., 7.05%, 10/1/18	1,250,000	1,531,700
Goldman Sachs Group Inc./The, 5.7%, 9/1/12	750,000	794,073
HCP Inc., 6.7%, 1/30/18	490,000	554,452
Lehman Brothers Holdings Inc. * (F), 5.75%, 1/3/17	520,000	52
Simon Property Group L.P., 5.875%, 3/1/17	270,000	303,525
Swiss Re Solutions Holding Corp., 7%, 2/15/26	290,000	318,843
UBS AG/Stamford CT (E), 5.75%, 4/25/18	250,000	275,367
US Bank NA/Cincinnati OH, 6.3%, 2/4/14	500,000	558,878
Wells Fargo & Co., 5.25%, 10/23/12	485,000	515,434
		4,852,324
Health Care - 1.4%		
Eli Lilly & Co., 6.57%, 1/1/16	$ 500,000	$ 587,574
Genentech Inc., 5.25%, 7/15/35	325,000	327,644
Johnson & Johnson, 2.95%, 9/1/20	1,000,000	951,160
Merck & Co. Inc., 5.75%, 11/15/36	500,000	544,590
Wyeth, 6.5%, 2/1/34	230,000	266,874
		2,677,842
Industrials - 2.2%		
Boeing Co./The, 8.625%, 11/15/31	240,000	324,304
Burlington Northern Santa Fe LLC, 8.125%, 4/15/20	285,000	359,193
EI du Pont de Nemours & Co., 5%, 1/15/13	35,000	37,413
General Electric Co., 5%, 2/1/13	800,000	854,064
Honeywell International Inc., 3.875%, 2/15/14	1,000,000	1,072,972
Lockheed Martin Corp., 7.65%, 5/1/16	270,000	330,568
Norfolk Southern Corp., 5.59%, 5/17/25	359,000	385,394
Norfolk Southern Corp., 7.05%, 5/1/37	390,000	476,252
Waste Management Inc., 7.125%, 12/15/17	235,000	276,126
		4,116,286
Information Technology - 1.2%		
Cisco Systems Inc., 5.5%, 2/22/16	400,000	455,110
Hewlett-Packard Co., 6.125%, 3/1/14	1,000,000	1,125,001
Xerox Corp., 6.875%, 8/15/11	660,000	671,253
		2,251,364
Materials - 0.5%		
Westvaco Corp., 8.2%, 1/15/30	325,000	350,306
Weyerhaeuser Co., 7.375%, 3/15/32	500,000	539,417
		889,723
Telecommunication Services - 3.3%		
AT&T Inc., 4.85%, 2/15/14	1,500,000	1,629,678
Cellco Partnership / Verizon Wireless Capital LLC, 8.5%, 11/15/18	1,500,000	1,946,831
Comcast Cable Communications Holdings Inc., 9.455%, 11/15/22	525,000	729,370
Rogers Communications Inc. (E), 6.25%, 6/15/13	455,000	502,277
Verizon Communications Inc., 8.75%, 11/1/18	1,000,000	1,296,815
		6,104,971
Utilities - 1.3%		
Interstate Power & Light Co., 6.25%, 7/15/39	535,000	590,542
Sierra Pacific Power Co., Series M, 6%, 5/15/16	650,000	739,279
Virginia Electric and Power Co., Series C, 5.1%, 11/30/12	215,000	228,984
Wisconsin Electric Power Co., 6.5%, 6/1/28	750,000	853,084
		2,411,889
Total Corporate Notes and Bonds (Cost $32,096,898)		35,039,841

See accompanying Notes to Financial Statements.

Bond Fund Portfolio of Investments (unaudited)

	Par Value	Value (Note 2)
MORTGAGE BACKED SECURITIES - 13.6%		
Fannie Mae - 11.9%		
4%, 4/1/15 Pool # 255719	$ 308,457	$ 319,127
5.5%, 4/1/16 Pool # 745444	231,060	249,282
6%, 5/1/16 Pool # 582558	18,616	20,342
5.5%, 2/1/18 Pool # 673194	211,310	229,549
5%, 5/1/20 Pool # 813965	362,082	389,771
4.5%, 9/1/20 Pool # 835465	407,840	433,370
6%, 5/1/21 Pool # 253847	34,601	37,894
4.5%, 4/1/23 Pool # 974401	1,204,500	1,276,134
4.5%, 6/1/23 Pool # 984075	717,790	758,909
7%, 12/1/29 Pool # 762813	24,747	28,330
7%, 11/1/31 Pool # 607515	34,425	39,661
6.5%, 3/1/32 Pool # 631377	200,059	226,319
7%, 4/1/32 Pool # 641518	2,167	2,492
7%, 5/1/32 Pool # 644591	19,888	22,913
6.5%, 6/1/32 Pool # 545691	427,053	483,108
6%, 12/1/32 Pool # 676552	149,162	164,919
5.5%, 4/1/33 Pool # 690206	989,672	1,071,757
5%, 10/1/33 Pool # 254903	494,526	525,480
5.5%, 11/1/33 Pool # 555880	647,704	701,425
5%, 5/1/34 Pool # 775604	69,510	73,741
5%, 5/1/34 Pool # 780890	223,079	236,658
5%, 6/1/34 Pool # 255230	115,463	122,492
5.5%, 6/1/34 Pool # 780384	953,889	1,032,112
7%, 7/1/34 Pool # 792636	17,022	19,683
5.5%, 8/1/34 Pool # 793647	153,251	165,962
5.5%, 3/1/35 Pool # 815976	812,805	879,712
5.5%, 7/1/35 Pool # 825283	371,826	402,434
5%, 8/1/35 Pool # 829670	510,076	540,887
5.5%, 8/1/35 Pool # 826872	185,287	200,539
5%, 9/1/35 Pool # 820347	458,358	488,193
5%, 9/1/35 Pool # 835699	420,066	447,408
5%, 10/1/35 Pool # 797669	495,885	526,459
5.5%, 10/1/35 Pool # 836912	350,358	378,870
5%, 11/1/35 Pool # 844504	478,951	508,480
5%, 11/1/35 Pool # 844809	403,841	428,234
5%, 12/1/35 Pool # 850561	410,654	435,460
6%, 7/1/36 Pool # 870749	447,960	492,259
6%, 11/1/36 Pool # 902510	492,152	543,218
5.5%, 2/1/37 Pool # 905140	472,948	512,471
5.5%, 5/1/37 Pool # 899323	352,603	381,629
5.5%, 5/1/37 Pool # 928292	704,096	762,935
6%, 10/1/37 Pool # 947563	520,563	574,577
6.5%, 12/1/37 Pool # 889072	852,505	959,876
5%, 4/1/38 Pool # 257160	1,096,883	1,159,369
5.5%, 7/1/38 Pool # 986805	364,457	392,636
5.5%, 7/1/38 Pool # 986973	696,965	752,486
5%, 8/1/38 Pool # 988934	$ 777,382	$ 824,339
6.5%, 8/1/38 Pool # 987711	692,698	779,795
		22,003,696
Freddie Mac - 1.7%		
5%, 5/1/18 Pool # E96322	234,134	252,331
8%, 6/1/30 Pool # C01005	3,621	4,290
7%, 3/1/31 Pool # C48133	7,981	9,202
6.5%, 1/1/32 Pool # C62333	65,137	73,567
5%, 7/1/33 Pool # A11325	1,173,290	1,245,994
6%, 10/1/34 Pool # A28439	98,180	108,152
6%, 10/1/34 Pool # A28598	55,722	61,382
5%, 4/1/35 Pool # A32315	137,432	146,163
5%, 4/1/35 Pool # A32316	131,104	139,433
5.5%, 11/1/37 Pool # A68787	945,993	1,024,899
		3,065,413
Ginnie Mae – 0.0%		
8%, 10/20/15 Pool # 2995	12,333	13,494
6.5%, 2/20/29 Pool # 2714	33,282	37,508
6.5%, 4/20/31 Pool # 3068	17,998	20,304
		71,306
Total Mortgage Backed Securities		
(Cost $23,146,793)		25,140,415
U.S. GOVERNMENT AND AGENCY OBLIGATIONS - 64.2%		
Fannie Mae - 0.7%		
4.625%, 10/15/14	1,095,000	1,214,277
Federal Farm Credit Bank - 0.3%		
5.875%, 10/3/16	500,000	586,725
Freddie Mac - 1.7%		
4.875%, 11/15/13	2,500,000	2,746,520
4.500%, 1/15/14	400,000	436,617
		3,183,137
U.S. Treasury Bonds - 5.1%		
6.625%, 2/15/27	2,905,000	3,813,266
4.500%, 5/15/38	5,500,000	5,604,841
		9,418,107
U.S. Treasury Notes - 56.4%		
1.000%, 7/31/11	7,000,000	7,016,135
1.750%, 11/15/11	5,000,000	5,043,360
1.125%, 12/15/11	4,000,000	4,024,220
1.375%, 2/15/12	4,975,000	5,021,253
4.500%, 3/31/12	1,200,000	1,246,406
1.375%, 5/15/12	688,000	695,821
3.125%, 8/31/13	7,425,000	7,838,595
4.000%, 2/15/14	8,850,000	9,607,781
4.250%, 8/15/14	8,360,000	9,200,573
2.375%, 9/30/14	2,000,000	2,076,876

See accompanying Notes to Financial Statements.

Bond Fund Portfolio of Investments (unaudited)

	Par Value	Value (Note 2)
U.S. GOVERNMENT AND AGENCY OBLIGATIONS (continued)		
U.S. Treasury Notes (continued)		
2.250%, 1/31/15	$9,000,000	$ 9,279,144
2.500%, 3/31/15	265,000	275,454
4.250%, 8/15/15	5,500,000	6,095,974
2.750%, 11/30/16	5,000,000	5,142,190
3.125%, 1/31/17	3,800,000	3,976,639
2.375%, 7/31/17	2,200,000	2,190,375
4.250%, 11/15/17	4,300,000	4,751,500
2.750%, 2/15/19	7,700,000	7,630,223
3.625%, 8/15/19	2,750,000	2,881,268
3.375%, 11/15/19	5,000,000	5,123,045
2.625%, 11/15/20	5,900,000	5,581,955
		104,698,787
Total U.S. Government and Agency Obligations (Cost $114,981,861)		119,101,033

	Shares	Value (Note 2)
INVESTMENT COMPANY - 1.4%		
State Street Institutional U.S. Government Money Market Fund	2,665,747	$ 2,665,747
Total Investment Company (Cost $2,665,747)		2,665,747
TOTAL INVESTMENTS - 99.3% (Cost $175,120,318**)		184,233,581
NET OTHER ASSETS AND LIABILITIES - 0.7%		1,322,207
TOTAL NET ASSETS - 100.0%		$185,555,788

* Non-income producing.

** Aggregate cost for Federal tax purposes was $175,120,318.

(A) Represents a security with a specified coupon until a predetermined date, at which time the stated rate is adjusted to a new contract rate.

(B) Floating rate or variable rate note. Rate shown is as of April 30, 2011.

(C) Illiquid security. (See Note 2.)

(D) Security sold within terms of a private placement memorandum exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "qualified institutional investors."

(E) Notes and bonds, issued by foreign entities, denominated in U.S. dollars. The aggregate of these securities is 0.9% of total net assets.

(F) In Default. Issuer is bankrupt.

See accompanying Notes to Financial Statements.

High Income Fund Portfolio of Investments (unaudited)

	Par Value	Value (Note 2)
CORPORATE NOTES AND BONDS - 96.0%		
Consumer Discretionary - 31.5%		
Auto Components - 4.0%		
American Axle & Manufacturing Holdings Inc. (A), 9.25%, 1/15/17	$ 500,000	$ 558,750
American Axle & Manufacturing Inc., 7.875%, 3/1/17	1,000,000	1,027,500
Goodyear Tire & Rubber Co./The, 10.5%, 5/15/16	500,000	566,250
Goodyear Tire & Rubber Co./The, 8.75%, 8/15/20	500,000	561,250
Lear Corp., 8.125%, 3/15/20	500,000	555,000
Tenneco Inc., 8.125%, 11/15/15	350,000	371,875
Uncle Acquisition 2010 Corp. (A), 8.625%, 2/15/19	500,000	531,250
Visteon Corp. (A), 6.75%, 4/15/19	500,000	495,000
		4,666,875
Automobiles - 1.2%		
Ford Motor Credit Co. LLC, 7.8%, 6/1/12	750,000	794,041
Ford Motor Credit Co. LLC, 8.125%, 1/15/20	500,000	593,894
		1,387,935
Consumer Finance - 0.5%		
Ally Financial Inc. (A), 7.5%, 9/15/20	500,000	545,000
Diversified Consumer Services - 0.4%		
Education Management LLC / Education Management Finance Corp., 8.75%, 6/1/14	500,000	510,000
Hotels, Restaurants & Leisure - 3.4%		
Boyd Gaming Corp., 7.125%, 2/1/16	300,000	282,000
Isle of Capri Casinos Inc., 7%, 3/1/14	500,000	501,250
MGM Resorts International, 6.75%, 9/1/12	1,250,000	1,278,125
MGM Resorts International, 6.75%, 4/1/13	150,000	152,625
Penn National Gaming Inc., 6.75%, 3/1/15	150,000	153,000
Pinnacle Entertainment Inc., 8.625%, 8/1/17	500,000	550,000
Pinnacle Entertainment Inc., 8.75%, 5/15/20	500,000	537,500
Scientific Games International Inc. (A), 7.875%, 6/15/16	500,000	525,000
		3,979,500
Household Durables - 2.1%		
Griffon Corp. (A), 7.125%, 4/1/18	1,000,000	1,036,250
Jarden Corp., 8%, 5/1/16	500,000	548,750
Jarden Corp., 7.5%, 5/1/17	250,000	268,438
Spectrum Brands Holdings Inc. (A), 9.5%, 6/15/18	500,000	558,750
		2,412,188
Internet & Catalog Retail - 0.7%		
QVC Inc. (A), 7.5%, 10/1/19	750,000	796,875
Leisure Equipment & Products - 0.2%		
Easton-Bell Sports Inc., 9.75%, 12/1/16	250,000	280,000

	Par Value	Value (Note 2)
Media - 12.6%		
Allbritton Communications Co., 8%, 5/15/18	$ 500,000	$ 530,000
Belo Corp., 8%, 11/15/16	500,000	550,000
Cablevision Systems Corp., 7.75%, 4/15/18	250,000	272,500
Cablevision Systems Corp., 8%, 4/15/20	250,000	275,000
CCO Holdings LLC / CCO Holdings Capital Corp., 8.125%, 4/30/20	1,000,000	1,112,500
Cengage Learning Acquisitions Inc. (A), 10.5%, 1/15/15	1,000,000	1,027,500
Cenveo Corp., 8.875%, 2/1/18	500,000	502,500
DISH DBS Corp., 7.875%, 9/1/19	500,000	541,250
Gray Television Inc., 10.5%, 6/29/15	700,000	754,250
Hughes Network Systems LLC/HNS Finance Corp., 9.5%, 4/15/14	400,000	412,000
Intelsat Jackson Holdings S.A. (B), 11.25%, 6/15/16	300,000	318,750
Intelsat Luxembourg S.A. (B), 11.25%, 2/4/17	1,000,000	1,091,250
Intelsat Luxembourg S.A., PIK (A) (B), 11.5%, 2/4/17	375,000	410,625
Interpublic Group of Cos. Inc./The, 10%, 7/15/17	100,000	119,250
Interpublic Group of Cos. Inc./The (C), 4.25%, 3/15/23	250,000	281,250
Lamar Media Corp., Series C, 6.625%, 8/15/15	500,000	510,625
Liberty Media LLC (C) (D), 3.125%, 3/30/23	250,000	306,250
LIN Television Corp., 6.5%, 5/15/13	500,000	500,000
Mediacom Broadband LLC / Mediacom Broadband Corp., 8.5%, 10/15/15	500,000	520,000
Mediacom LLC / Mediacom Capital Corp., 9.125%, 8/15/19	450,000	488,250
Nielsen Finance LLC / Nielsen Finance Co., 11.625%, 2/1/14	130,000	153,400
Nielsen Finance LLC / Nielsen Finance Co. (A), 7.75%, 10/15/18	1,000,000	1,077,500
Viasat Inc., 8.875%, 9/15/16	500,000	538,125
Videotron Ltee (B), 6.875%, 1/15/14	750,000	760,312
Virgin Media Finance PLC (B), 9.125%, 8/15/16	700,000	742,875
XM Satellite Radio Inc. (A) (C), 7%, 12/1/14	250,000	364,375
XM Satellite Radio Inc. (A), 7.625%, 11/1/18	500,000	532,500
		14,692,837
Multiline Retail - 0.5%		
Neiman Marcus Group Inc./The, PIK, 9%, 10/15/15	250,000	261,875
Sears Holding Corp. (A), 6.625%, 10/15/18	350,000	342,563
		604,438
Specialty Retail - 4.4%		
AutoNation Inc., 6.75%, 4/15/18	500,000	523,750
Ltd. Brands Inc., 6.9%, 7/15/17	250,000	268,125
Ltd. Brands Inc., 8.5%, 6/15/19	300,000	345,750

See accompanying Notes to Financial Statements.

High Income Fund Portfolio of Investments (unaudited)

	Par Value	Value (Note 2)
CORPORATE NOTES AND BONDS (continued)		
Consumer Discretionary (continued)		
Specialty Retail (continued)		
Michaels Stores Inc., 11.375%, 11/1/16	$1,500,000	$ 1,635,000
Pantry Inc./The, 7.75%, 2/15/14	500,000	500,000
Penske Automotive Group Inc., 7.75%, 12/15/16	980,000	1,014,300
Sally Holdings LLC/Sally Capital Inc., 9.25%, 11/15/14	300,000	315,000
Yankee Acquisition Corp./MA, Series B, 8.5%, 2/15/15	500,000	521,250
		5,123,175
Textiles, Apparel & Luxury Goods - 1.5%		
Hanesbrands Inc., 6.375%, 12/15/20	250,000	247,500
Iconix Brand Group Inc. (C), 1.875%, 6/30/12	900,000	948,375
Phillips-Van Heusen Corp., 7.375%, 5/15/20	500,000	541,250
		1,737,125
Consumer Staples - 5.3%		
ACCO Brands Corp., 10.625%, 3/15/15	250,000	281,875
ACCO Brands Corp., 7.625%, 8/15/15	500,000	512,500
Blue Merger Sub Inc. (A), 7.625%, 2/15/19	1,000,000	1,023,750
Central Garden and Pet Co., 8.25%, 3/1/18	350,000	369,250
Constellation Brands Inc., 7.25%, 5/15/17	400,000	436,000
Dole Food Co. Inc. (A), 8%, 10/1/16	200,000	213,750
Ingles Markets Inc., 8.875%, 5/15/17	850,000	918,000
Pinnacle Foods Finance LLC / Pinnacle Foods Finance Corp., 9.25%, 4/1/15	500,000	522,500
Pinnacle Foods Finance LLC / Pinnacle Foods Finance Corp., 8.25%, 9/1/17	500,000	528,750
Sealy Mattress Co., 8.25%, 6/15/14	250,000	250,625
Stater Brothers Holdings, 7.75%, 4/15/15	250,000	260,000
SUPERVALU Inc., 8%, 5/1/16	350,000	363,563
Tops Markets LLC, 10.125%, 10/15/15	500,000	537,500
		6,218,063
Energy - 8.4%		
Chaparral Energy Inc., 8.875%, 2/1/17	500,000	530,000
Chaparral Energy Inc. (A), 8.25%, 9/1/21	500,000	528,750
Chesapeake Energy Corp., 6.5%, 8/15/17	250,000	272,500
Complete Production Services Inc., 8%, 12/15/16	750,000	791,250
Continental Resources Inc./OK, 8.25%, 10/1/19	250,000	277,500
Denbury Resources Inc., 9.75%, 3/1/16	500,000	563,750
El Paso Corp., 7%, 6/15/17	250,000	277,472
El Paso Corp., 7.25%, 6/1/18	1,000,000	1,126,492
Ferrellgas LP/Ferrellgas Finance Corp., 9.125%, 10/1/17	500,000	560,000
Ferrellgas Partners L.P. / Ferrellgas Partners Finance Corp., 8.625%, 6/15/20	325,000	352,625

	Par Value	Value (Note 2)
Helix Energy Solutions Group Inc. (A), 9.5%, 1/15/16	$ 250,000	$ 265,000
Helix Energy Solutions Group Inc. (C), 3.25%, 12/15/25	1,000,000	1,010,000
Inergy LP/Inergy Finance Corp. (A), 7%, 10/1/18	250,000	263,750
Inergy LP/Inergy Finance Corp. (A), 6.875%, 8/1/21	500,000	530,000
Pioneer Natural Resources Co., 6.65%, 3/15/17	500,000	548,491
Plains Exploration & Production Co., 10%, 3/1/16	500,000	565,000
Range Resources Corp., 6.375%, 3/15/15	250,000	255,000
Range Resources Corp., 7.25%, 5/1/18	500,000	533,750
Regency Energy Partners LP/Regency Energy Finance Corp., 6.875%, 12/1/18	500,000	533,750
		9,785,080
Financials - 2.4%		
CIT Group Inc., 7%, 5/1/16	650,000	654,875
MPT Operating Partnership LP/MPT Finance Corp. (A), 6.875%, 5/1/21	500,000	502,500
Nuveen Investments Inc., 10.5%, 11/15/15	975,000	1,015,219
Trans Union LLC/TransUnion Financing Corp., 11.375%, 6/15/18	500,000	577,500
		2,750,094
Health Care - 7.3%		
Biomet Inc., 10%, 10/15/17	500,000	552,500
Biomet Inc., 11.625%, 10/15/17	1,000,000	1,135,000
Capella Healthcare Inc. (A), 9.25%, 7/1/17	500,000	538,750
DaVita Inc., 6.375%, 11/1/18	500,000	511,875
Endo Pharmaceuticals Holdings Inc. (A), 7%, 12/15/20	500,000	512,500
HCA Inc., 5.75%, 3/15/14	250,000	256,250
HCA Inc., 6.375%, 1/15/15	250,000	257,500
Hologic Inc. (C) (D), 2%, 12/15/37	1,000,000	970,000
MedAssets Inc. (A), 8%, 11/15/18	500,000	513,750
Service Corp. International/US, 6.75%, 4/1/16	500,000	537,500
Service Corp. International/US, 7.625%, 10/1/18	250,000	280,000
Tenet Healthcare Corp., 8%, 8/1/20	1,000,000	1,035,000
Valeant Pharmaceuticals International (A), 7%, 10/1/20	1,000,000	982,500
Vanguard Health Holding Co. II LLC/Vanguard Holding Co. II Inc. (A), 7.75%, 2/1/19	400,000	416,000
		8,499,125
Industrials - 12.3%		
Affinion Group Inc., 11.5%, 10/15/15	750,000	780,000
ARAMARK Corp., 8.5%, 2/1/15	1,000,000	1,043,750
Avis Budget Car Rental LLC / Avis Budget Finance Inc., 7.625%, 5/15/14	267,000	272,340

See accompanying Notes to Financial Statements.

High Income Fund Portfolio of Investments (unaudited)

	Par Value	Value (Note 2)
CORPORATE NOTES AND BONDS (continued)		
Industrials (continued)		
Avis Budget Car Rental LLC / Avis Budget Finance Inc., 9.625%, 3/15/18	$ 250,000	$ 277,500
Avis Budget Car Rental LLC/Avis Budget Finance Inc., 8.25%, 1/15/19	500,000	531,250
Bristow Group Inc., 7.5%, 9/15/17	250,000	263,750
FTI Consulting Inc., 7.75%, 10/1/16	350,000	367,500
Gulfmark Offshore Inc. (E), 7.75%, 7/15/14	200,000	204,000
Hertz Corp./The, 8.875%, 1/1/14	23,000	23,575
Hertz Corp/The (A), 6.75%, 4/15/19	250,000	255,000
Hornbeck Offshore Services Inc., Series B, 6.125%, 12/1/14	500,000	505,000
Mac-Gray Corp., 7.625%, 8/15/15	350,000	357,000
Moog Inc., 7.25%, 6/15/18	500,000	531,250
Pinafore LLC/Pinafore Inc. (A), 9%, 10/1/18	500,000	546,250
RBS Global Inc./Rexnord LLC, 8.5%, 5/1/18	500,000	542,500
RSC Equipment Rental Inc./RSC Holdings III LLC, 9.5%, 12/1/14	811,000	849,522
RSC Equipment Rental Inc/RSC Holdings III LLC, 8.25%, 2/1/21	250,000	263,750
ServiceMaster Co./The, PIK (A), 10.75%, 7/15/15	750,000	796,875
SPX Corp., 7.625%, 12/15/14	750,000	829,687
Terex Corp., 8%, 11/15/17	550,000	581,625
Texas Industries Inc., 9.25%, 8/15/20	400,000	431,000
Trinity Industries Inc. (C), 3.875%, 6/1/36	1,000,000	1,093,750
United Rentals North America Inc., 10.875%, 6/15/16	250,000	290,938
United Rentals North America Inc., 9.25%, 12/15/19	700,000	791,000
United Rentals North America Inc., 8.375%, 9/15/20	500,000	532,500
USG Corp. (D), 9.75%, 1/15/18	500,000	526,250
WCA Waste Corp. (E), 9.25%, 6/15/14	250,000	256,875
West Corp./Old, 11%, 10/15/16	500,000	537,500
		14,281,937
Information Technology - 5.9%		
Advanced Micro Devices Inc. (C), 6%, 5/1/15	477,000	493,098
Advanced Micro Devices Inc., 8.125%, 12/15/17	250,000	264,375
Alcatel-Lucent USA Inc., Series B (C) (D), 2.875%, 6/15/25	325,000	319,719
Buccaneer Merger Sub Inc. (A), 9.125%, 1/15/19	1,000,000	1,072,500
Equinix Inc., 8.125%, 3/1/18	500,000	541,250
General Cable Corp. (C), 0.875%, 11/15/13	500,000	576,875
Linear Technology Corp., Series A (C), 3%, 5/1/27	500,000	540,625
SanDisk Corp. (C), 1%, 5/15/13	1,000,000	982,500
Sanmina-SCI Corp., 8.125%, 3/1/16	$ 600,000	$ 625,500
SunGard Data Systems Inc., 10.625%, 5/15/15	500,000	550,000
SunGard Data Systems Inc., 10.25%, 8/15/15	400,000	420,000
SunGard Data Systems Inc. (A), 7.375%, 11/15/18	500,000	516,250
		6,902,692
Materials - 10.8%		
Arch Coal Inc., 8.75%, 8/1/16	500,000	560,000
Arch Coal Inc., 7.25%, 10/1/20	1,000,000	1,078,750
Arch Western Finance LLC, 6.75%, 7/1/13	213,000	214,331
Calcipar S.A. (A) (B), 6.875%, 5/1/18	500,000	512,500
Cascades Inc. (B), 7.875%, 1/15/20	250,000	266,875
Consol Energy Inc., 8.25%, 4/1/20	1,000,000	1,115,000
Crown Americas LLC / Crown Americas Capital Corp. II, 7.625%, 5/15/17	1,000,000	1,092,500
Ferro Corp., 7.875%, 8/15/18	500,000	535,000
FMG Resources August 2006 Pty Ltd. (A) (B), 7%, 11/1/15	1,000,000	1,055,000
Graham Packaging Co. LP/GPC Capital Corp. I, 9.875%, 10/15/14	500,000	521,875
Graham Packaging Co. LP/GPC Capital Corp. I, 8.25%, 1/1/17	500,000	542,500
Graphic Packaging International Inc., 9.5%, 6/15/17	500,000	560,000
Greif Inc., 6.75%, 2/1/17	250,000	265,000
Hexion US Finance Corp. / Hexion Nova Scotia Finance ULC, 8.875%, 2/1/18	250,000	271,250
Huntsman International LLC, 5.5%, 6/30/16	500,000	498,750
JMC Steel Group (A), 8.25%, 3/15/18	1,000,000	1,047,500
Lyondell Chemical Co. (A), 8%, 11/1/17	449,000	500,635
Reynolds Group Holdings Ltd. (A) (B), 8.25%, 2/15/21	500,000	508,125
Reynolds Group Issuer Inc. / Reynolds Group Issuer LLC (A), 8.5%, 5/15/18	250,000	257,500
Reynolds Group Issuer Inc. / Reynolds Group Issuer LLC (A), 9%, 4/15/19	500,000	526,875
Rock-Tenn Co., 9.25%, 3/15/16	250,000	272,500
Steel Dynamics Inc., 7.375%, 11/1/12	350,000	371,875
		12,574,341
Telecommunication Services - 7.1%		
CommScope Inc. (A), 8.25%, 1/15/19	500,000	526,250
Frontier Communications Corp., 8.5%, 4/15/20	1,000,000	1,083,750
Level 3 Communications Inc. (C), 3.5%, 6/15/12	950,000	942,875
Nextel Communications Inc., Series D, 7.375%, 8/1/15	500,000	503,750
PAETEC Holding Corp., 8.875%, 6/30/17	500,000	545,625
Qwest Communications International Inc., 7.5%, 2/15/14	385,000	392,700

See accompanying Notes to Financial Statements.

High Income Fund Portfolio of Investments (unaudited)

	Par Value	Value (Note 2)
CORPORATE NOTES AND BONDS (continued)		
Telecommunication Services (continued)		
Qwest Communications International Inc., Series B, 7.5%, 2/15/14	$ 350,000	$ 357,000
Qwest Communications International Inc., 7.125%, 4/1/18	500,000	545,000
tw telecom holdings, Inc., 8%, 3/1/18	500,000	543,125
Wind Acquisition Finance S.A. (A) (B), 11.75%, 7/15/17	1,000,000	1,162,500
Windstream Corp. 7.875%, 11/1/17	1,000,000	1,080,000
Windstream Corp., 7%, 3/15/19	250,000	255,000
Windstream Corp., 7.75%, 10/15/20	300,000	318,000
		8,255,575
Utilities - 5.0%		
AES Corp./The, 8%, 10/15/17	1,500,000	1,631,250
AES Corp./The, 8%, 6/1/20	250,000	273,750
Calpine Corp. (A), 7.25%, 10/15/17	500,000	525,000
Calpine Corp. (A), 7.5%, 2/15/21	500,000	528,750
GenOn Energy Inc., 7.875%, 6/15/17	250,000	252,500
Mirant Americas Generation LLC, 8.3%, 5/1/11	480,000	480,000
Mirant Americas Generation LLC, 8.5%, 10/1/21	500,000	526,250
NRG Energy Inc., 7.375%, 2/1/16	525,000	544,688
NRG Energy Inc., 7.375%, 1/15/17	250,000	261,563
NRG Energy Inc., 8.25%, 9/1/20	725,000	763,062
		5,786,813
Total Corporate Notes and Bonds (Cost $102,331,902)		111,789,668

	Shares	Value (Note 2)
PREFERRED STOCK - 0.6%		
Information Technology - 0.6%		
Lucent Technologies Capital Trust I	675	$ 668,250
Total Preferred Stocks (Cost $664,438)		668,250
INVESTMENT COMPANY - 1.7%		
State Street Institutional U.S. Government Money Market Fund	2,005,466	2,005,466
Total Investment Company (Cost $2,005,466)		2,005,466
TOTAL INVESTMENTS - 98.3% (Cost $105,001,806**)		114,463,384
NET OTHER ASSETS AND LIABILITIES - 1.7%		2,024,500
TOTAL NET ASSETS - 100.0%		$116,487,884

** Aggregate cost for Federal tax purposes was $105,018,952.

(A) Security sold within terms of a private placement memorandum exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "qualified institutional investors."

(B) Notes and bonds, issued by foreign entities, denominated in U.S. dollars. The aggregate of these securities is 5.9% of total net assets.

(C) Convertible.

(D) Floating rate or variable rate note. Rate shown is as of April 30, 2011.

(E) Illiquid security. (See Note 2.)

PIK Payment in Kind.

PLC Public Limited Company.

ULC Unlimited Limited Company.

Diversified Income Fund Portfolio of Investments (unaudited)

	Shares	Value (Note 2)
COMMON STOCKS - 53.5%		
Consumer Discretionary - 4.1%		
McDonald's Corp.	11,000	$ 861,410
Omnicom Group Inc.	16,000	787,040
Target Corp.	15,000	736,500
Time Warner Inc.	15,500	586,830
VF Corp.	7,700	774,312
		3,746,092
Consumer Staples - 8.4%		
Altria Group Inc.	19,500	523,380
Coca-Cola Co./The	19,300	1,301,978
Diageo PLC, ADR	6,800	553,316
Kraft Foods Inc., Class A	39,551	1,328,123
PepsiCo Inc./NC	20,500	1,412,245
Philip Morris International Inc.	15,500	1,076,320
Procter & Gamble Co./The	16,500	1,070,850
Sysco Corp.	18,500	534,835
		7,801,047
Energy - 7.3%		
Chevron Corp.	21,500	2,352,960
ConocoPhillips	26,000	2,052,180
Ensco PLC, ADR	12,500	745,250
Marathon Oil Corp.	15,500	837,620
Spectra Energy Corp.	25,000	726,000
		6,714,010
Financials - 6.7%		
Axis Capital Holdings Ltd.	21,000	742,560
Bank of New York Mellon Corp./The	25,500	738,480
Northern Trust Corp.	10,000	499,900
Travelers Cos. Inc./The	22,000	1,392,160
US Bancorp	41,000	1,058,620
Wells Fargo & Co.	37,000	1,077,070
Willis Group Holdings `	17,000	702,440
		6,211,230
Health Care - 8.7%		
Johnson & Johnson	30,200	1,984,744
Medtronic Inc.	25,000	1,043,750
Merck & Co. Inc.	50,000	1,797,500
Novartis AG, ADR	18,000	1,065,060
Pfizer Inc.	102,062	2,139,219
		8,030,273
Industrials - 6.5%		
3M Co.	12,500	1,215,125
Boeing Co./The	7,500	598,350
Illinois Tool Works Inc.	19,000	1,109,790
Lockheed Martin Corp.	10,200	808,350
Norfolk Southern Corp.	8,200	612,376

	Shares	Value (Note 2)
United Technologies Corp.	7,000	$ 627,060
Waste Management Inc.	27,500	1,085,150
		6,056,201
Information Technology - 7.1%		
Automatic Data Processing Inc.	9,800	532,630
Broadridge Financial Solutions Inc.	31,500	732,060
Intel Corp.	73,600	1,706,784
International Business Machines Corp.	4,900	835,842
Linear Technology Corp.	20,000	696,000
Microsoft Corp.	47,000	1,222,940
Paychex Inc.	26,500	866,815
		6,593,071
Materials - 1.5%		
Air Products & Chemicals Inc.	9,500	907,440
Nucor Corp.	11,000	516,560
		1,424,000
Telecommunication Service - 2.0%		
AT&T Inc.	58,992	1,835,831
Utilities - 1.2%		
Exelon Corp.	14,000	590,100
FirstEnergy Corp.	13,600	543,456
		1,133,556
Total Common Stocks		
(Cost $40,702,184)		49,545,311

	Par Value	Value (Note 2)
ASSET BACKED SECURITIES - 1.2%		
ABSC Long Beach Home Equity Loan Trust, Series 2000-LB1, Class AF5 (A), 8.55%, 9/21/30	$ 98,971	$ 101,780
CarMax Auto Owner Trust, Series 2007-2, Class B, 5.37%, 3/15/13	525,000	531,796
Chase Issuance Trust, Series 2007-A17, Class A, 5.12%, 10/15/14	465,000	495,039
Total Asset Backed Securities		
(Cost $1,091,728)		1,128,615
CORPORATE NOTES AND BONDS - 16.1%		
Consumer Discretionary - 2.0%		
American Association of Retired Persons (B) (C), 7.5%, 5/1/31	750,000	944,346
DR Horton Inc., 5.25%, 2/15/15	130,000	132,275
ERAC USA Finance LLC (B) (C), 6.7%, 6/1/34	325,000	339,796
Royal Caribbean Cruises Ltd. (D), 7.25%, 6/15/16	400,000	427,000
		1,843,417
Consumer Staples - 0.9%		
Kraft Foods Inc., 6.5%, 11/1/31	475,000	531,696
WM Wrigley Jr. Co. (B) (C), 3.05%, 6/28/13	280,000	285,699
		817,395

See accompanying Notes to Financial Statements.

Diversified Income Fund Portfolio of Investments (unaudited)

	Par Value	Value (Note 2)
CORPORATE NOTES AND BONDS (continued)		
Energy - 0.7%		
Hess Corp., 7.875%, 10/1/29	$ 150,000	$ 189,080
Transocean Inc. (D), 7.5%, 4/15/31	400,000	460,092
		649,172
Financials - 3.2%		
HCP Inc., 6.7%, 1/30/18	335,000	379,064
Lehman Brothers Holdings Inc. * (E), 5.75%, 1/3/17	410,000	41
National Rural Utilities Cooperative Finance Corp., Series C, 7.25%, 3/1/12	600,000	633,017
Nationwide Health Properties Inc., Series D, 8.25%, 7/1/12	600,000	633,673
Simon Property Group L.P., 5.875%, 3/1/17	140,000	157,383
Swiss Re Solutions Holding Corp., 7%, 2/15/26	210,000	230,887
US Bank NA/Cincinnati OH, 6.3%, 2/4/14	500,000	558,878
Wells Fargo & Co., 5.25%, 10/23/12	330,000	350,708
		2,943,651
Health Care - 2.3%		
Amgen Inc., 5.85%, 6/1/17	1,050,000	1,211,238
Eli Lilly & Co., 6.57%, 1/1/16	300,000	352,545
Genentech Inc., 5.25%, 7/15/35	195,000	196,586
Merck & Co. Inc., 5.75%, 11/15/36	220,000	239,620
Wyeth, 6.5%, 2/1/34	150,000	174,048
		2,174,037
Industrials - 1.3%		
Boeing Co./The, 8.625%, 11/15/31	150,000	202,690
Burlington Northern Santa Fe LLC, 8.125%, 4/15/20	175,000	220,557
Norfolk Southern Corp., 5.59%, 5/17/25	239,000	256,571
Norfolk Southern Corp., 7.05%, 5/1/37	260,000	317,502
Waste Management Inc., 7.125%, 12/15/17	150,000	176,251
		1,173,571
Information Technology - 0.3%		
Cisco Systems Inc., 5.5%, 2/22/16	240,000	273,066
Materials - 0.2%		
Westvaco Corp., 8.2%, 1/15/30	175,000	188,626
Telecommunication Services - 1.0%		
Comcast Cable Communications Holdings Inc., 9.455%, 11/15/22	415,000	576,550
Rogers Communications Inc. (D), 6.25%, 6/15/13	315,000	347,730
		924,280
Utilities - 4.2%		
Interstate Power & Light Co., 6.25%, 7/15/39	175,000	193,168
MidAmerican Energy Co., 5.65%, 7/15/12	1,000,000	1,055,519
Nevada Power Co., Series R, 6.75%, 7/1/37	400,000	468,322
Sierra Pacific Power Co., Series M, 6%, 5/15/16	126,000	143,306

	Par Value	Value (Note 2)
Southwestern Electric Power Co., Series E, 5.55%, 1/15/17	$ 500,000	$ 536,865
Westar Energy Inc., 6%, 7/1/14	600,000	662,312
Wisconsin Electric Power Co., 6.5%, 6/1/28	750,000	853,084
		3,912,576
Total Corporate Notes and Bonds (Cost $14,084,826)		14,899,791
MORTGAGE BACKED SECURITIES - 10.5%		
Fannie Mae - 9.0%		
4%, 4/1/15 Pool # 255719	110,852	114,686
5.5%, 4/1/16 Pool # 745444	147,360	158,981
6%, 5/1/16 Pool # 582558	27,924	30,512
5%, 12/1/17 Pool # 672243	320,043	344,317
5%, 5/1/20 Pool # 813965	296,249	318,903
4.5%, 9/1/20 Pool # 835465	407,840	433,370
6%, 5/1/21 Pool # 253847	48,442	53,052
7%, 12/1/29 Pool # 762813	15,748	18,028
7%, 11/1/31 Pool # 607515	34,425	39,661
7%, 5/1/32 Pool # 644591	31,821	36,661
5.5%, 10/1/33 Pool # 254904	325,025	351,984
5%, 5/1/34 Pool # 782214	15,860	16,825
5%, 6/1/34 Pool # 255230	282,546	299,745
7%, 7/1/34 Pool # 792636	10,699	12,372
5.5%, 8/1/34 Pool # 793647	93,736	101,511
5.5%, 3/1/35 Pool # 810075	204,599	221,249
5.5%, 3/1/35 Pool # 815976	498,926	539,996
5%, 8/1/35 Pool # 829670	296,556	314,469
5%, 9/1/35 Pool # 820347	273,407	291,203
5%, 9/1/35 Pool # 835699	261,469	278,489
5%, 10/1/35 Pool # 797669	450,805	478,599
5%, 11/1/35 Pool # 844504	335,266	355,936
5%, 11/1/35 Pool # 844809	256,990	272,513
5%, 12/1/35 Pool # 850561	249,964	265,062
5.5%, 2/1/36 Pool # 851330	106,457	115,220
5.5%, 9/1/36 Pool # 831820	484,277	527,773
6%, 9/1/36 Pool # 831741	163,147	179,056
5.5%, 10/1/36 Pool # 896340	103,924	112,479
5.5%, 10/1/36 Pool # 901723	341,115	368,022
5.5%, 12/1/36 Pool # 902853	410,193	443,830
5.5%, 12/1/36 Pool # 903059	384,700	417,450
5.5%, 12/1/36 Pool # 907512	326,601	353,486
5.5%, 12/1/36 Pool # 907635	447,174	485,242
		8,350,682
Freddie Mac - 1.4%		
8%, 6/1/30 Pool # C01005	6,699	7,937
6.5%, 1/1/32 Pool # C62333	97,705	110,351
5%, 7/1/33 Pool # A11325	838,064	889,996
6%, 10/1/34 Pool # A28439	57,702	63,563

See accompanying Notes to Financial Statements.

Diversified Income Fund Portfolio of Investments (unaudited)

	Par Value	Value (Note 2)
MORTGAGE BACKED SECURITIES (continued)		
Freddie Mac (continued)		
6%, 10/1/34 Pool # A28598	$ 32,749	$ 36,075
5%, 4/1/35 Pool # A32315	90,705	96,467
5%, 4/1/35 Pool # A32316	74,210	78,924
		1,283,313
Ginnie Mae - 0.1%		
8%, 10/20/15 Pool # 2995	8,067	8,826
6.5%, 2/20/29 Pool # 2714	46,595	52,512
6.5%, 4/20/31 Pool # 3068	29,997	33,839
		95,177
Total Mortgage Backed Securities (Cost $9,020,236)		9,729,172
U.S. GOVERNMENT AND AGENCY OBLIGATIONS - 10.8%		
U.S. Treasury Bond - 1.2%		
6.625%, 2/15/27	860,000	1,128,884
U.S. Treasury Notes - 9.6%		
4.625%, 12/31/11	1,100,000	1,132,398
1.375%, 5/15/12	375,000	379,263
3.125%, 8/31/13	290,000	306,154
4.000%, 2/15/14	1,150,000	1,248,469
4.250%, 8/15/14	1,575,000	1,733,361
4.250%, 11/15/14	2,000,000	2,207,500
2.500%, 3/31/15	190,000	197,495
4.250%, 8/15/15	60,000	66,502
3.125%, 1/31/17	200,000	209,297
2.375%, 7/31/17	200,000	199,125
4.250%, 11/15/17	1,100,000	1,215,500
		8,895,064
Total U.S. Government and Agency Obligations (Cost $9,618,607)		10,023,948

	Shares	Value (Note 2)
INVESTMENT COMPANY - 7.1%		
State Street Institutional U.S. Government Money Market Fund	6,546,469	$ 6,546,469
Total Investment Company (Cost $6,546,469)		6,546,469
TOTAL INVESTMENTS - 99.2% (Cost $81,064,050**)		91,873,306
NET OTHER ASSETS AND LIABILITIES - 0.8%		714,795
TOTAL NET ASSETS - 100.0%		$ 92,588,101

*   Non-income producing.

**   Aggregate cost for Federal tax purposes was $81,249,344.

(A)   Represents a security with a specified coupon until a predetermined date, at which time the stated rate is adjusted to a new contract rate.

(B)   Security sold within terms of a private placement memorandum exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "qualified institutional investors."

(C)   Illiquid security. (See Note 2.)

(D)   Notes and bonds, issued by foreign entities, denominated in U.S. dollars. The aggregate of these securities is 1.3% of total net assets.

(E)   In default. Issuer is bankrupt.

ADR   American Depositary Receipt.

PLC   Public Limited Company.

Equity Income Fund Portfolio of Investments (unaudited)

	Shares	Value (Note 2)
COMMON STOCK - 65.8%		
Consumer Discretionary - 13.3%		
American Eagle Outfitters Inc.	20,000	$ 311,200
Best Buy Co. Inc.	20,000	624,400
Kohl's Corp.	18,000	948,780
Staples Inc.	40,000	845,600
Target Corp.	20,000	982,000
TJX Cos. Inc.	16,000	857,920
		4,569,900
Energy - 11.8%		
Apache Corp.	6,000	800,220
Noble Corp.*	15,000	645,150
Petrohawk Energy Corp.*	20,000	540,200
Schlumberger Ltd.	10,000	897,500
Southwestern Energy Co.*	26,000	1,140,360
		4,023,430
Financials - 10.0%		
Bank of New York Mellon Corp./The	24,000	695,040
Morgan Stanley	37,000	967,550
State Street Corp.	20,000	931,000
Wells Fargo & Co.	29,000	844,190
		3,437,780
Health Care - 12.6%		
Celgene Corp.*	22,000	1,295,360
Gilead Sciences Inc.*	24,000	932,160
Mylan Inc./PA*	25,000	623,000
Pfizer Inc.	30,000	628,800
Teva Pharmaceutical Industries Ltd., ADR	18,000	823,140
		4,302,460

	Shares	Value (Note 2)
Information Technology - 18.1%		
Brocade Communications Systems Inc.*	120,000	$ 750,000
Cisco Systems Inc.	55,000	965,800
eBay Inc.*	25,000	860,000
Google Inc., Class A*	3,000	1,632,300
Microsoft Corp.	34,000	884,680
Visa Inc., Class A	14,000	1,093,680
		6,186,460
Total Common Stock (Cost $22,323,288)		22,520,030
INVESTMENT COMPANIES - 4.6%		
iPATH S&P 500 VIX Short-Term Futures ETN*	35,000	809,900
Powershares QQQ Trust Series 1	13,000	768,690
		1,578,590
Total Investment Companies (Cost $1,790,424)		1,578,590

Repurchase Agreement - 32.5%

With U.S. Bank National Association issued 4/29/11 at 0.01%, due 5/2/11, collateralized by $11,345,261 in Freddie Mac MBS #E99430 due 9/1/18. Proceeds at maturity are $11,122,731 (Cost $11,122,722)	11,122,722
TOTAL INVESTMENTS - 102.9% (Cost $35,236,433**)	35,221,342
NET OTHER ASSETS AND LIABILITIES - 0.1%	29,624
Total Call Options Written - (3.0%)	(1,024,055)
TOTAL ASSETS - 100%	$ 34,226,911

* Non-income producing.

** Aggregate Cost for Federal Tax purposes was $35,248,204.

ADR American Depository Receipt

ETN Exchange Traded Note

Equity Income Fund Portfolio of Investments (unaudited)

Call Options Written	Contracts (100 shares per contract)	Expiration Date	Exercise Price	Value (Note 2)
American Eagle Outfitters Inc.	200	May 2011	$16.50	3,500
Apache Corp.	60	July 2011	130.00	49,050
Bank of New York Mellon Corp./The	240	September 2011	31.00	17,880
Brocade Communications Systems Inc.	300	July 2011	7.00	6,600
Celgene Corp.	190	July 2011	57.50	72,200
eBay Inc.	250	October 2011	33.00	93,125
Gilead Sciences Inc.	110	May 2011	39.00	12,430
Gilead Sciences Inc.	130	August 2011	44.00	6,305
Google Inc.	30	June 2011	620.00	1,650
Morgan Stanley	200	July 2011	30.00	2,300
Morgan Stanley	170	July 2011	31.00	1,020
Mylan Inc./PA	250	July 2011	21.00	105,625
Noble Corp.	150	June 2011	40.00	54,750
Petrohawk Energy Corp.	200	June 2011	20.00	141,000
Pfizer Inc.	150	June 2011	19.00	30,525
Pfizer Inc.	150	September 2011	20.00	22,500
Powershares QQQ Trust Series 1	130	May 2011	56.00	42,315
Schlumberger Ltd.	100	May 2011	90.00	19,850
Southwestern Energy Co.	100	June 2011	40.00	43,750
Southwestern Energy Co.	160	September 2011	45.00	44,480
State Street Corp.	200	August 2011	45.00	63,000
Teva Pharmaceutical Industries Ltd.	100	June 2011	52.50	1,600
TJX Cos. Inc.	160	July 2011	46.00	125,600
Visa Inc.	140	June 2011	75.00	63,000
Total Call Options Written (Premiums received $831,584)				$1,024,055

Large Cap Value Fund Portfolio of Investments (unaudited)

	Shares	Value (Note 2)
COMMON STOCKS - 98.3%		
Consumer Discretionary - 6.3%		
Omnicom Group Inc.	50,000	$ 2,459,500
Target Corp.	44,000	2,160,400
Time Warner Inc.	48,000	1,817,280
TJX Cos. Inc.	35,000	1,876,700
Viacom Inc.	32,500	1,662,700
		9,976,580
Consumer Staples - 10.4%		
Diageo PLC, ADR	20,500	1,668,085
Kraft Foods Inc., Class A	105,000	3,525,900
PepsiCo Inc./NC	67,000	4,615,630
Philip Morris International Inc.	23,000	1,597,120
Procter & Gamble Co./The	54,500	3,537,050
Sysco Corp.	55,000	1,590,050
		16,533,835
Energy - 14.6%		
Chevron Corp.	48,566	5,315,063
ConocoPhillips	48,500	3,828,105
Marathon Oil Corp.	45,500	2,458,820
Noble Corp.	70,000	3,010,700
Occidental Petroleum Corp.	48,500	5,543,065
Southwestern Energy Co. *	71,000	3,114,060
		23,269,813
Financials - 20.7%		
American Express Co.	34,000	1,668,720
Arch Capital Group Ltd. *	28,000	2,912,000
Bank of New York Mellon Corp./The	152,000	4,401,920
Berkshire Hathaway Inc., Class B *	20,000	1,666,000
Brookfield Asset Management Inc., Class A	51,000	1,714,620
JPMorgan Chase & Co.	86,968	3,968,350
Travelers Cos. Inc./The	54,000	3,417,120
US Bancorp	180,000	4,647,600
Wells Fargo & Co.	156,000	4,541,160
Willis Group Holdings PLC	52,000	2,148,640
WR Berkley Corp.	56,917	1,856,063
		32,942,193
Health Care - 14.5%		
Johnson & Johnson	95,000	6,243,400
Medtronic Inc.	76,000	3,173,000
Merck & Co. Inc.	138,000	4,961,100
Novartis AG, ADR	28,000	1,656,760
Pfizer Inc.	337,040	7,064,358
		23,098,618

	Shares	Value (Note 2)
Industrials - 12.4%		
3M Co.	35,000	$ 3,402,350
Boeing Co./The	23,000	1,834,940
General Electric Co.	77,000	1,574,650
Illinois Tool Works Inc.	60,000	3,504,600
Lockheed Martin Corp.	31,000	2,456,750
Norfolk Southern Corp.	25,000	1,867,000
United Technologies Corp.	21,000	1,881,180
Waste Management Inc.	82,000	3,235,720
		19,757,190
Information Technology - 12.8%		
Broadridge Financial Solutions Inc.	73,000	1,696,520
Cisco Systems Inc. *	155,000	2,721,800
Intel Corp.	235,000	5,449,650
International Business Machines Corp.	23,700	4,042,746
Microsoft Corp.	143,000	3,720,860
Western Union Co./The	126,000	2,677,500
		20,309,076
Materials - 2.6%		
Air Products & Chemicals Inc.	28,000	2,674,560
Nucor Corp.	33,000	1,549,680
		4,224,240
Telecommunication Service - 2.5%		
AT&T Inc.	127,032	3,953,236
Utilities - 1.5%		
Exelon Corp.	57,000	2,402,550
Total Common Stocks		
(Cost $129,501,939)		156,467,331
INVESTMENT COMPANY - 1.2%		
State Street Institutional U.S. Government Money Market Fund	1,952,563	1,952,563
Total Investment Company		
(Cost $1,952,563)		1,952,563
TOTAL INVESTMENTS - 99.5% (Cost $131,454,502**)		158,419,894
NET OTHER ASSETS AND LIABILITIES - 0.5%		809,230
TOTAL NET ASSETS - 100.0%		$159,229,124

* Non-income producing.

** Aggregate cost for Federal tax purposes was $131,768,904.

ADR American Depositary Receipt.

PLC Public Limited Company.

See accompanying Notes to Financial Statements.

Large Cap Growth Fund Portfolio of Investments (unaudited)

	Shares	Value (Note 2)
COMMON STOCKS - 93.5%		
Consumer Discretionary - 8.7%		
Amazon.com Inc. *	9,175	$ 1,802,888
CarMax Inc. *	55,425	1,923,247
Comcast Corp., Class A	60,100	1,577,024
Omnicom Group Inc.	39,693	1,952,499
Panera Bread Co., Class A *	6,830	827,181
Starbucks Corp.	53,855	1,949,012
Vitamin Shoppe Inc. *	26,200	1,022,324
Yum! Brands Inc.	38,501	2,065,194
		13,119,369
Consumer Staples - 6.5%		
Costco Wholesale Corp.	31,175	2,522,681
Diageo PLC, ADR	20,015	1,628,620
PepsiCo Inc./NC	82,775	5,702,370
		9,853,671
Energy - 14.6%		
Apache Corp.	12,865	1,715,805
Ensco PLC, ADR	38,965	2,323,093
Occidental Petroleum Corp.	53,380	6,100,800
Petrohawk Energy Corp. *	67,380	1,819,934
Petroleo Brasileiro S.A., ADR	72,850	2,719,491
Schlumberger Ltd.	41,715	3,743,921
Southwestern Energy Co. *	42,775	1,876,112
Weatherford International Ltd. *	75,135	1,621,413
		21,920,569
Financials - 3.0%		
IntercontinentalExchange Inc. *	20,075	2,416,026
Lazard Ltd., Class A	6,050	248,050
T Rowe Price Group Inc.	27,509	1,767,453
		4,431,529
Health Care - 6.6%		
Allergan Inc./United States	26,355	2,096,804
CareFusion Corp. *	56,700	1,665,279
Celgene Corp. *	71,305	4,198,438
UnitedHealth Group Inc.	41,075	2,022,122
		9,982,643
Industrials - 9.7%		
3M Co.	17,340	1,685,621
Boeing Co./The	41,615	3,320,045
Emerson Electric Co.	65,630	3,987,679
Illinois Tool Works Inc.	38,285	2,236,227
Roper Industries Inc.	21,190	1,832,723
Sensata Technologies Holding N.V. *	44,935	1,577,668
		14,639,963
Information Technology - 42.1%		
Communications Equipment - 7.8%		
Acme Packet Inc. *	29,994	2,477,804

	Shares	Value (Note 2)
Aruba Networks Inc. *	23,600	$ 847,948
Cisco Systems Inc. *	212,500	3,731,500
QUALCOMM Inc.	69,470	3,948,675
Riverbed Technology Inc. *	21,700	762,538
		11,768,465
Computers & Peripherals - 5.5%		
Apple Inc. *	23,865	8,310,509
Electronic Equipment, Instruments & Components - 1.1%		
FLIR Systems Inc. *	46,775	1,647,416
Internet Software & Services - 4.9%		
Google Inc., Class A *	11,675	6,352,368
OpenTable Inc. *	8,700	968,223
		7,320,591
IT Services - 11.1%		
Accenture PLC, Class A	52,155	2,979,615
Global Payments Inc.	33,155	1,765,172
International Business Machines Corp.	30,124	5,138,552
Visa Inc., Class A	86,755	6,777,301
		16,660,640
Semiconductors & Semiconductor Equipment - 7.4%		
Cavium Networks Inc. *	36,067	1,703,084
Cree Inc. *	30,300	1,234,422
First Solar Inc. *	11,300	1,577,141
Intel Corp.	157,895	3,661,585
NXP Semiconductor N.V. *	51,265	1,712,251
Varian Semiconductor Equipment Associates Inc. *	31,909	1,337,944
		11,226,427
Software - 4.3%		
Ariba Inc. *	23,300	810,141
Microsoft Corp.	57,735	1,502,264
Oracle Corp.	89,115	3,212,596
Salesforce.com Inc. *	7,050	977,130
		6,502,131
Materials - 2.3%		
Ecolab Inc.	66,830	3,525,951
Total Common Stocks (Cost $113,350,932)		140,909,874
INVESTMENT COMPANY - 6.5%		
State Street Institutional U.S. Government Money Market Fund	9,768,293	9,768,293
Total Investment Company (Cost $9,768,293)		9,768,293
TOTAL INVESTMENTS - 100.0% (Cost $123,119,225**)		150,678,167
NET OTHER ASSETS AND LIABILITIES – 0.0%		(34,110)
TOTAL NET ASSETS - 100.0%		$150,644,057

*   Non-income producing.

**   Aggregate cost for Federal tax purposes was $124,430,872.

ADR   American Depositary Receipt.

PLC   Public Limited Company.

See accompanying Notes to Financial Statements.

Mid Cap Fund Portfolio of Investments (unaudited)

	Shares	Value (Note 2)
COMMON STOCKS - 93.1%		
Consumer Discretionary - 18.9%		
Bed Bath & Beyond Inc. *	51,642	$ 2,898,149
CarMax Inc. *	46,614	1,617,506
Liberty Global Inc., Series C *	43,568	1,933,984
Omnicom Group Inc.	52,260	2,570,669
Staples Inc.	130,322	2,755,007
TJX Cos. Inc.	64,380	3,452,056
Yum! Brands Inc.	30,927	1,658,924
		16,886,295
Consumer Staples - 3.5%		
Brown-Forman Corp., Class B	20,992	1,508,485
McCormick & Co. Inc./MD	33,993	1,669,736
		3,178,221
Energy - 6.5%		
EOG Resources Inc.	16,680	1,883,339
Noble Corp.	46,235	1,988,567
Southwestern Energy Co. *	44,090	1,933,788
		5,805,694
Financials - 23.7%		
Arch Capital Group Ltd. *	25,930	2,696,720
Brookfield Asset Management Inc., Class A	122,865	4,130,721
Brown & Brown Inc.	76,085	1,966,797
Glacier Bancorp Inc.	24,417	366,988
Leucadia National Corp.	66,934	2,587,668
M&T Bank Corp.	15,371	1,358,335
Markel Corp. *	7,795	3,252,698
T Rowe Price Group Inc.	27,847	1,789,170
WR Berkley Corp.	93,214	3,039,709
		21,188,806
Health Care - 12.6%		
CR Bard Inc.	16,585	1,770,449
DENTSPLY International Inc.	79,863	2,998,057
Laboratory Corp. of America Holdings *	31,026	2,993,078
Techne Corp.	45,956	3,571,241
		11,332,825

	Shares	Value (Note 2)
Industrials - 15.2%		
Copart Inc. *	60,131	$ 2,728,144
IDEX Corp.	53,983	2,532,882
Jacobs Engineering Group Inc. *	35,835	1,777,774
Ritchie Bros Auctioneers Inc.	62,872	1,966,007
Wabtec Corp./DE	32,594	2,326,560
Waste Management Inc.	58,728	2,317,407
		13,648,774
Information Technology - 10.4%		
Amphenol Corp., Class A	28,930	1,617,476
Broadridge Financial Solutions Inc.	112,055	2,604,158
FLIR Systems Inc. *	65,256	2,298,317
Western Union Co./The	130,320	2,769,300
		9,289,251
Materials - 2.3%		
Ecolab Inc.	38,866	2,050,570
Total Common Stocks		
(Cost $65,019,425)		83,380,436
INVESTMENT COMPANY - 6.7%		
State Street Institutional U.S. Government Money Market Fund	6,008,162	6,008,162
Total Investment Company		
(Cost $6,008,162)		6,008,162
TOTAL INVESTMENTS - 99.8% (Cost $71,027,587**)		89,388,598
NET OTHER ASSETS AND LIABILITIES - 0.2%		144,907
TOTAL NET ASSETS - 100.0%		$89,533,505

* Non-income producing.

** Aggregate cost for Federal tax purposes was $71,029,357.

See accompanying Notes to Financial Statements.

Small Cap Fund Portfolio of Investments (unaudited)

	Shares	Value (Note 2)
COMMON STOCKS - 97.9%		
Consumer Discretionary - 17.0%		
Arbitron Inc.	17,200	$ 665,296
Bally Technologies Inc. *	6,800	265,132
Cato Corp./The, Class A	23,500	599,485
CEC Entertainment Inc. *	9,200	348,036
Choice Hotels International Inc.	8,400	313,992
Dress Barn Inc./The *	14,000	438,060
Fred's Inc., Class A	20,100	280,596
Helen of Troy Ltd. *	16,500	513,480
Matthews International Corp., Class A	9,500	381,330
Skechers U.S.A. Inc. *	9,100	173,355
Sonic Corp. *	30,700	344,454
Stage Stores Inc.	38,600	743,436
Tempur-Pedic International Inc. *	2,000	125,560
		5,192,212
Consumer Staples - 1.9%		
Casey's General Stores Inc.	8,700	339,561
Herbalife Ltd.	400	35,912
Snyders-Lance Inc.	10,800	213,300
		588,773
Energy - 4.2%		
Bristow Group Inc. *	6,400	296,960
Georesources Inc. *	1,400	40,628
Penn Virginia Corp.	18,400	284,464
Scorpio Tankers Inc. *	10,700	125,939
SEACOR Holdings Inc. *	3,900	385,437
SM Energy Co.	2,100	159,306
		1,292,734
Financials - 22.8%		
Alleghany Corp. *	834	274,505
American Campus Communities Inc., REIT	8,200	288,230
AMERISAFE Inc. *	12,600	281,358
Ares Capital Corp.	31,400	556,094
Assured Guaranty Ltd.	12,800	217,600
Campus Crest Communities Inc., REIT	13,700	161,934
Delphi Financial Group Inc., Class A	21,500	686,925
DiamondRock Hospitality Co., REIT *	17,784	214,119
Education Realty Trust Inc., REIT	31,400	267,214
First Busey Corp.	44,830	235,358
First Midwest Bancorp Inc./IL	35,000	458,500
First Niagara Financial Group Inc.	20,680	297,792
Flushing Financial Corp.	10,600	156,032
Hancock Holding Co.	5,500	179,630
International Bancshares Corp.	20,120	354,514
Mack-Cali Realty Corp., REIT	5,200	183,664
MB Financial Inc.	15,900	328,971

	Shares	Value (Note 2)
Northwest Bancshares Inc.	39,100	$ 492,269
Platinum Underwriters Holdings Ltd.	10,500	397,005
Primerica Inc.	10,200	235,824
Webster Financial Corp.	25,000	538,000
Westamerica Bancorporation	3,500	177,765
		6,983,303
Health Care - 8.6%		
Amsurg Corp. *	17,700	475,422
Charles River Laboratories International Inc. *	13,600	573,784
Corvel Corp. *	6,000	310,800
Haemonetics Corp. *	2,300	161,460
ICON PLC, ADR *	27,600	677,856
ICU Medical Inc. *	9,800	442,078
		2,641,400
Industrials - 23.8%		
ACCO Brands Corp. *	39,700	385,487
Acuity Brands Inc.	4,700	276,360
Albany International Corp., Class A	21,900	554,289
Belden Inc.	22,522	856,512
Carlisle Cos. Inc.	23,200	1,149,328
ESCO Technologies Inc.	9,100	333,788
G&K Services Inc., Class A	7,500	248,250
GATX Corp.	12,400	524,148
Genesee & Wyoming Inc., Class A *	9,600	595,008
Kirby Corp. *	9,600	545,088
Mueller Industries Inc.	15,400	602,448
Standard Parking Corp. *	13,400	234,366
Sterling Construction Co. Inc. *	7,000	104,930
Unifirst Corp./MA	2,800	144,928
United Stationers Inc. *	10,200	735,012
		7,289,942
Information Technology - 8.7%		
Coherent Inc. *	3,900	243,789
Diebold Inc.	12,900	436,020
Electronics for Imaging Inc. *	6,827	122,613
MAXIMUS Inc.	7,400	591,926
MTS Systems Corp.	8,200	363,014
NAM TAI Electronics Inc.	14,600	89,644
Websense Inc. *	17,300	446,167
Zebra Technologies Corp., Class A *	9,100	357,539
		2,650,712
Materials - 5.8%		
Aptargroup Inc.	8,200	430,090
Deltic Timber Corp.	6,500	440,700
Kraton Performance Polymers Inc. *	8,100	373,896
Zep Inc.	27,100	514,900
		1,759,586

See accompanying Notes to Financial Statements.

Small Cap Fund Portfolio of Investments (unaudited)

	Shares	Value (Note 2)
COMMON STOCKS (continued)		
Utilities - 5.1%		
Atmos Energy Corp.	9,500	$ 331,455
New Jersey Resources Corp.	5,250	229,845
Unisource Energy Corp.	12,200	452,986
Westar Energy Inc.	12,100	329,241
WGL Holdings Inc.	5,700	225,264
		1,568,791
Total Common Stocks		
(Cost $20,262,333)		29,967,453
INVESTMENT COMPANY - 1.4%		
State Street Institutional U.S. Government Money Market Fund	443,001	443,001
Total Investment Company		
(Cost $443,001)		443,001
TOTAL INVESTMENTS - 99.3% (Cost $20,705,334**)		30,410,454
NET OTHER ASSETS AND LIABILITIES - 0.7%		202,757
TOTAL NET ASSETS - 100.0%		$ 30,613,211

* Non-income producing.

** Aggregate cost for Federal tax purposes was $21,252,125.

ADR American Depositary Receipt.

PLC Public Limited Company.

REIT Real Estate Investment Trust.

See accompanying Notes to Financial Statements.

International Stock Fund Portfolio of Investments (unaudited)

	Shares	Value (Note 2)
COMMON STOCKS - 95.5%		
Australia - 3.6%		
James Hardie Industries SE *	105,302	$ 680,987
QBE Insurance Group Ltd.	40,300	826,473
Telstra Corp. Ltd.	584,300	1,863,712
		3,371,172
Belgium - 2.7%		
Anheuser-Busch InBev N.V.	39,533	2,520,763
Brazil - 2.6%		
Banco do Brasil S.A.	71,559	1,318,647
Cielo S.A.	123,000	1,137,586
		2,456,233
Canada - 1.7%		
Potash Corp. of Saskatchewan Inc.	14,900	841,732
Rogers Communications Inc.	20,000	756,963
		1,598,695
China - 1.0%		
Weichai Power Co. Ltd.	135,100	922,846
Finland - 1.0%		
Sampo OYJ	29,200	982,630
France - 11.6%		
BNP Paribas	22,398	1,772,530
Danone	21,310	1,560,963
Sanofi-Aventis S.A.	32,449	2,566,502
Technip S.A.	11,680	1,317,555
Total S.A.	31,331	2,005,664
Valeo S.A. *	27,100	1,725,784
		10,948,998
Germany - 5.8%		
Bayerische Motoren Werke AG	15,500	1,461,725
Merck KGaA	6,709	710,697
SAP AG	16,500	1,063,096
Siemens AG	15,374	2,236,587
		5,472,105
Hong Kong - 1.1%		
AIA Group Ltd. *	298,000	1,007,243
Italy - 1.5%		
Atlantia SpA	56,520	1,390,500
Japan - 19.3%		
Asics Corp.	37,990	547,030
Canon Inc.	37,500	1,756,765
Daito Trust Construction Co. Ltd.	27,040	2,150,133
Don Quijote Co. Ltd.	40,700	1,512,797
eAccess Ltd.	942	441,299
Honda Motor Co. Ltd.	39,000	1,533,748
JS Group Corp.	64,300	1,541,012

	Shares	Value (Note 2)
JX Holdings Inc.	98,900	$ 685,222
Keyence Corp.	3,100	808,679
Mitsubishi Corp.	33,000	886,482
Mitsubishi Estate Co. Ltd.	57,500	998,089
Sumitomo Mitsui Financial Group Inc.	59,300	1,823,997
Yahoo! Japan Corp.	4,108	1,498,560
Yamada Denki Co. Ltd.	29,200	2,023,103
		18,206,916
Netherlands - 2.1%		
ING Groep N.V. *	151,350	1,995,131
Norway - 1.0%		
Aker Solutions ASA *	37,000	892,807
Russia - 0.9%		
Sberbank of Russia	231,000	844,305
South Korea - 1.8%		
Hyundai Mobis *	2,252	754,414
Samsung Electronics Co. Ltd., GDR (A)	2,325	966,038
		1,720,452
Spain - 1.3%		
Amadeus IT Holding S.A. *	58,000	1,214,721
Sweden - 2.3%		
Assa Abloy AB	28,200	846,590
Swedbank AB	70,500	1,337,090
		2,183,680
Switzerland - 5.7%		
Julius Baer Group Ltd.	18,900	883,165
Novartis AG	48,485	2,878,271
UBS AG *	82,900	1,657,042
		5,418,478
United Kingdom - 28.5%		
BG Group PLC	46,051	1,179,588
BHP Billiton PLC	55,200	2,327,672
British American Tobacco PLC	37,826	1,649,699
Diageo PLC	47,770	971,874
GlaxoSmithKline PLC	85,200	1,857,907
Informa PLC	227,098	1,580,681
International Power PLC	154,606	853,762
Lloyds Banking Group PLC *	1,199,316	1,186,942
Prudential PLC	189,987	2,453,075
Rexam PLC	135,700	885,359
Royal Dutch Shell PLC	56,500	2,191,854
Standard Chartered PLC	52,075	1,443,056
Tullow Oil PLC	35,530	850,450
Unilever PLC	58,700	1,904,122
Vodafone Group PLC	345,323	989,806
WM Morrison Supermarkets PLC	243,400	1,198,548

See accompanying Notes to Financial Statements.

International Stock Fund Portfolio of Investments (unaudited)

	Shares	Value (Note 2)
COMMON STOCKS (continued)		
United Kingdom (continued)		
WPP PLC	92,163	$ 1,203,076
Xstrata PLC	85,900	2,183,094
		26,910,565
Total Common Stocks		
(Cost $68,720,017)		90,058,240
INVESTMENT COMPANY - 3.5%		
United States - 3.5%		
State Street Institutional U.S. Government		
Money Market Fund	3,340,853	$ 3,340,853
Total Investment Company		
(Cost $3,340,853)		3,340,853
TOTAL INVESTMENTS - 99.0% (Cost $72,060,870**)		93,399,093
NET OTHER ASSETS AND LIABILITIES - 1.0%		910,807
TOTAL NET ASSETS - 100.0%		$ 94,309,900

* Non-income producing.

** Aggregate cost for Federal tax purposes was $73,079,866.

(A) Security sold within terms of a private placement memorandum exempt from registration under section 144A of the Securities Act of 1933, as amended, and may be sold only to dealers in that program or other "qualified institutional investors."

GDR Global Depositary Receipt.

PLC Public Limited Company.

OTHER INFORMATION:

Sector Concentration

	% of Net Assets
Consumer Discretionary	13%
Consumer Staples	10%
Energy	9%
Financials	24%
Health Care	10%
Industrials	10%
Information Technology	11%
Materials	6%
Money Market Funds	3%
Telecommunication Services	3%
Utilities	1%
Net Other Assets & Liabilities	0%
	100%

See accompanying Notes to Financial Statements.

Statements of Assets and Liabilities as of April 30, 2011 (unaudited)

	Conservative Allocation Fund	Moderate Allocation Fund	Aggressive Allocation Fund
Assets:			
Investments:			
Investments at cost			
Unaffiliated issuers	$ 22,321,521	$ 43,683,864	$ 15,459,562
Affiliated issuers[3]	23,816,707	65,781,021	23,013,837
Net unrealized appreciation			
Unaffiliated issuers	423,906	2,506,255	1,656,512
Affiliated issuers[3]	2,950,517	9,676,248	4,635,413
Total investments at value	49,512,651	121,647,388	44,765,324
Receivables:			
Fund shares sold	72,807	347,890	171,447
Dividends and interest	94,637	142,834	18,597
Total assets	49,680,095	122,138,112	44,955,368
Liabilities:			
Payables:			
Fund shares repurchased	17,431	90,783	57,242
Auditor fees	2,312	2,312	2,312
Advisory agreement fees	8,032	19,596	7,164
Service agreement fees	10,039	24,495	8,954
Distribution fees – Class B	5,381	16,870	6,592
Distribution fees – Class C	3,341	2,580	519
Shareholder servicing fees	10,039	24,495	8,954
Total liabilities	56,575	181,131	91,737
Net Assets	$ 49,623,520	$121,956,981	$ 44,863,631
Net Assets consist of:			
Paid-in capital	49,613,997	$125,551,775	$45,348,128
Accumulated undistributed net investment income	(527,238)	(401,672)	23,459
Accumulated net realized loss on investments sold and foreign currency related transactions	(2,837,662)	(15,375,625)	(6,799,881)
Net unrealized appreciation of investments (including appreciation (depreciation) of foreign currency related transactions)	3,374,423	12,182,503	6,291,925
Net Assets	$ 49,623,520	$121,956,981	$ 44,863,631
Class A Shares:			
Net Assets	$ 35,173,627	$ 89,669,224	$ 33,018,377
Shares of beneficial interest outstanding	3,444,290	8,820,207	3,304,188
Net Asset Value and redemption price per share[1]	$10.21	$10.17	$9.99
Sales charge of offering price[2]	0.62	0.62	0.61
Maximum offering price per share	$ 10.83	$ 10.79	$ 10.60
Class B Shares:			
Net Assets	$ 8,934,392	$ 27,961,543	$ 10,937,523
Shares of beneficial interest outstanding	875,022	2,756,511	1,101,013
Net Asset Value and redemption price per share[1]	$ 10.21	$ 10.14	$ 9.93
Class C Shares:			
Net Assets	$ 5,515,501	$ 4,326,214	$ 907,731
Shares of beneficial interest outstanding	539,819	426,220	91,314
Net Asset Value and redemption price per share[1]	$ 10.22	$ 10.15	$ 9.94

[1] If applicable, redemption price per share may be reduced by a contingent deferred sales charge and/or redemption fee.

[2] Sales charge of offering price is 5.75% for the Conservative Allocation, Moderate Allocation, Aggressive Allocation Funds.

[3] See Note 11 for information on affiliated issuers.

See accompanying Notes to Financial Statements.

Statements of Assets and Liabilities as of April 30, 2011 (unaudited)

	Cash Reserves Fund	Bond Fund	High Income Fund
Assets:			
Investments:			
Investments at cost			
Unaffiliated issuers	$ 12,668,651	$175,120,318	$105,001,806
Repurchase agreement	—	—	—
Net unrealized appreciation (depreciation)			
Unaffiliated issuers	—	9,113,263	9,461,578
Total investments at value	12,668,651	184,233,581	114,463,384
Cash	—	—	—
Receivables:			
Investments sold	—	—	—
Fund shares sold	47,076	81,886	426,075
Dividends and interest	4	1,674,429	2,196,962
Due from Adviser	5,529	—	—
Other assets	—	—	—
Total assets	12,721,260	185,989,896	117,086,421
Liabilities:			
Payables:			
Investments purchased	—	—	—
Fund shares repurchased	108,018	82,060	10,656
Advisory agreement fees	4,194	75,937	52,359
Service agreement fees	3,885	25,093	21,351
Distribution fees — Class B	926	4,364	2,535
Shareholder servicing fees	—	9,826	6,033
Accrued expenses and other payables	—	236,828	505,603
Options written, at value (premium received $831,584)	—	—	—
Total liabilities	117,023	434,108	598,537
Net Assets	$ 12,604,237	$185,555,788	$116,487,884
Net Assets consist of:			
Paid-in capital	$ 12,604,241	$177,598,550	$111,387,677
Accumulated undistributed net investment income (loss)	—	51,184	56,287
Accumulated net realized gain (loss) on investments sold, options and foreign currency related transactions	(4)	(1,207,209)	(4,417,658)
Net unrealized appreciation (depreciation) of investments (including appreciation (depreciation) of options and foreign currency related transactions)	—	9,113,263	9,461,578
Net Assets	$ 12,604,237	$185,555,788	$116,487,884
Class A Shares:			
Net Assets	$ 11,130,854	$ 40,999,027	$ 25,497,884
Shares of beneficial interest outstanding	11,133,157	4,001,895	3,548,342
Net Asset Value and redemption price per share[1]	$ 1.00	$ 10.24	$ 7.19
Sales charge of offering price[2]	—	0.48	0.34
Maximum offering price per share	$ 1.00	$ 10.72	$ 7.53
Class B Shares[3]:			
Net Assets	$ 1,473,383	$ 6,976,921	$ 4,035,413
Shares of beneficial interest outstanding	1,476,194	680,787	553,953
Net Asset Value and redemption price per share[1]	$ 1.00	$ 10.25	$ 7.28
Class Y Shares[4]:			
Net Assets		$137,579,840	$ 86,954,587
Shares of beneficial interest outstanding		13,443,163	12,149,435
Net Asset Value and redemption price per share[1]		$ 10.23	$ 7.16

[1] If applicable, redemption price per share may be reduced by a contingent deferred sales charge and/or redemption fee.
[2] Sales charge of offering price is: 4.50% for the Bond and High Income Funds; 5.75% for the Diversified Income, Large Cap Value, Large Cap Growth, Mid Cap, Small Cap, and International Stock Funds.
[3] The Equity Income Funds does not have Class B shares.
[4] The Cash Reserves and Diversified Income Funds do not have Class Y shares.

See accompanying Notes to Financial Statements.

Statements of Assets and Liabilities as of April 30, 2011 (unaudited)

	Diversified Income Fund	Equity Income Fund	Large Cap Value Fund	Large Cap Growth Fund	Mid Cap Fund	Small Cap Fund	International Stock Fund
	$ 81,064,050	$ 24,113,711	$131,454,502	$123,119,225	$ 71,027,587	$ 20,705,334	$ 72,060,870
	–	11,122,722	–	–	–	–	–
	10,809,256	(15,091)	26,965,392	27,558,942	18,361,011	9,705,120	21,338,223
	91,873,306	35,221,342	158,419,894	150,678,167	89,388,598	30,410,454	93,399,093
	320,000	1,800	–	–	–	–	–
	–	–	693,520	–	297,227	280,895	1,217,722
	22,742	19,517	110,440	111,234	23,990	1,523	108,392
	520,063	10,676	180,163	50,220	24,334	8,988	446,049
	–	–	–	–	–	–	–
	4,793	–	–	–	–	–	254,233
	92,740,904	35,253,335	159,404,017	150,839,621	89,734,149	30,701,860	95,425,489
	–	–	–	–	88,665	54,132	998,315
	51,804	–	37,000	57,436	8,265	–	4,955
	48,550	–	70,155	92,584	53,965	24,974	78,618
	17,250	2,369	48,232	27,001	31,093	8,556	24,774
	11,124	–	5,745	6,067	6,618	215	2,986
	22,133	–	13,761	12,476	12,038	772	5,941
	1,942	–	–	–	–	–	–
	–	1,024,055	–	–	–	–	–
	152,803	1,026,424	174,893	195,564	200,644	88,649	1,115,589
	$ 92,588,101	$ 34,226,911	$159,229,124	$150,644,057	$ 89,533,505	$ 30,613,211	$ 94,309,900
	$ 94,640,639	$ 33,341,878	$157,739,524	$134,091,459	$ 88,253,948	$ 25,520,682	$ 93,338,233
	10,749	(64,345)	711,743	55,134	71,216	(15,097)	135,709
	(12,872,543)	1,156,940	(26,187,535)	(11,061,478)	(17,152,670)	(4,597,494)	(20,560,550)
	10,809,256	(207,562)	26,965,392	27,558,942	18,361,011	9,705,120	21,396,508
	$ 92,588,101	$ 34,226,911	$159,229,124	$150,644,057	$ 89,533,505	$ 30,613,211	$ 94,309,900
	$ 74,336,484	$ 4,115,288	$ 59,521,668	$ 52,484,533	$ 49,071,944	$ 3,536,255	$ 25,214,301
	6,247,652	401,104	4,510,984	3,069,934	6,845,018	294,042	2,179,971
	$ 11.90	$ 10.26	$ 13.19	$ 17.10	$ 7.17	$ 12.03	$ 11.57
	0.73	0.63	0.80	1.04	0.44	0.73	0.71
	$ 12.63	$ 10.89	$ 13.99	$ 18.14	$ 7.61	$ 12.76	$ 12.28
	$ 18,251,617		$ 9,552,932	$ 9,998,302	$ 10,955,463	$ 337,708	$ 4,990,617
	1,526,162		734,189	636,767	1,662,543	28,581	438,268
	$ 11.96		$ 13.01	$ 15.70	$ 6.59	$ 11.82	$ 11.39
		$ 30,111,623	$ 90,154,524	$ 88,161,222	$ 29,506,098	$ 26,739,248	$ 64,104,982
		2,924,142	6,832,815	5,126,379	4,065,220	2,228,497	5,543,203
		$ 10.30	$ 13.19	$ 17.20	$ 7.26	$ 12.00	$ 11.56

See accompanying Notes to Financial Statements.

Statements of Operations for the Period Ended April 30, 2011 (unaudited)

	Conservative Allocation Fund	Moderate Allocation Fund	Aggressive Allocation Fund	Cash Reserves Fund	Bond Fund
Investment Income:					
Interest	$ 215	$ 428	$ 182	$ 9,111	$ 3,369,283
Dividends					
Unaffiliated issuers	385,787	678,980	151,463	–	4
Affiliated issuers[1]	464,377	1,003,554	289,845	–	–
Less: Foreign taxes withheld	–	–	–	–	–
Total investment income	850,379	1,682,962	441,490	9,111	3,369,287
Expenses:					
Advisory agreement fees	47,170	113,460	40,473	26,441	495,843
Service agreement fees[2]	58,963	141,825	50,591	9,915	148,753
Distribution fees — Class B	31,581	97,652	37,426	6,806	29,275
Distribution fees — Class C	19,961	14,747	2,475	–	–
Shareholder servicing fees — Class A	41,782	104,359	37,291	–	51,776
Shareholder servicing fees — Class B	10,527	32,550	12,475	–	9,758
Shareholder servicing fees — Class C	6,654	4,916	825	–	–
Total expenses before reimbursement/waiver	216,638	509,509	181,556	43,162	735,405
Less reimbursement/waiver[3]	–	–	–	(34,051)	–
Total expenses net of reimbursement/waiver	216,638	509,509	181,556	9,111	735,405
Net Investment Income (Loss)	633,741	1,173,453	259,934	–	2,633,882
Net Realized and Unrealized Gain (Loss) on Investments					
Net realized gain (loss) on investments (including net realized gain (loss) on options and foreign currency related transactions)					
Options	–	–	–	–	–
Unaffiliated issuers	(14,994)	166,716	50,562	6	182,892
Affiliated issuers[1]	(95,858)	(119,623)	78,185	–	–
Capital gain distributions received from underlying funds					
Unaffiliated issuers	732,529	1,158,262	161,258	–	–
Affiliated issuers[1]	60,451	170,849	61,893	–	–
Net change in unrealized appreciation (depreciation) on investments (including a net unrealized appreciation(depreciation) on options and foreign currency related transactions)					
Options	–	–	–	–	–
Unaffiliated issuers	(362,446)	687,121	1,051,664	–	(4,690,294)
Affiliated issuers[1]	1,124,668	5,812,302	2,888,126	–	–
Net Realized and Unrealized Gain on Investments	1,444,350	7,875,627	4,291,688	6	(4,507,402)
Net Increase in Net Assets from Operations	$ 2,078,091	$ 9,049,080	$ 4,551,622	$ 6	$ (1,873,520)

[1] See Note 11 for information on affiliated issuers.
[2] See Note 3 for information on service agreement fees.
[3] Waiver includes advisory agreement fees of $26,427, service agreement fees of $818, and distribution fees of $6,806 for the Cash Reserves Fund.

See accompanying Notes to Financial Statements.

Statements of Operations for the Period Ended April 30, 2011 (unaudited)

	High Income Fund	Diversified Income Fund	Equity Income Fund	Large Cap Value Fund	Large Cap Growth Fund	Mid Cap Fund	Small Cap Fund	International Stock Fund
	$ 4,632,975	$ 880,422	$ 1,056	$ 625	$ 1,666	$ 1,500	$ 332	$ 429
	10	787,406	107,820	1,944,825	886,021	667,038	355,317	1,574,363
	–	–	–	–	–	–	–	–
	–	(6,370)	–	(10,196)	(1,598)	(8,724)	–	(92,625)
	4,632,985	1,661,458	108,876	1,935,254	886,089	659,814	355,649	1,482,167
	322,065	291,073	143,549	417,680	567,347	312,718	162,887	500,904
	117,114	89,561	25,332	273,390	151,292	166,783	40,722	143,115
	16,651	69,161	–	34,706	37,534	39,197	1,182	18,192
	–	–	–	–	–	–	–	–
	30,866	88,897	4,340	69,751	62,275	56,834	3,829	29,511
	5,550	23,054	–	11,569	12,511	13,066	394	6,064
	–	–	–	–	–	–	–	–
	492,246	561,746	173,221	807,096	830,959	588,598	209,014	697,786
	–	–	–	–	–	–	–	–
	492,246	561,746	173,221	807,096	830,959	588,598	209,014	697,786
	4,140,739	1,099,712	(64,345)	1,128,158	55,130	71,216	146,635	784,381
	–	–	334,813	–	–	–	–	–
	1,930,307	1,837,754	1,491,668	2,743,337	12,087,922	7,488,349	1,873,395	5,210,223
	–	–	–	–	–	–	–	–
	–	–	–	–	–	–	–	–
	–	–	–	–	–	–	–	–
	–	–	363,544	–	–	–	–	–
	(678,338)	3,924,780	(97,181)	20,490,484	6,095,427	8,142,905	4,390,789	3,855,795
	–	–	–	–	–	–	–	–
	1,251,969	5,762,534	2,092,844	23,233,821	18,183,349	15,631,254	6,264,184	9,066,018
	$ 25,392,708	$ 6,862,246	$ 2,028,499	$ 24,361,979	$ 18,238,479	$ 15,702,470	$ 6,410,819	$ 9,850,399

See accompanying Notes to Financial Statements.

Statements of Changes in Net Assets

	Conservative Allocation Fund	
	Six-Months Ended April 30, 2011 (unaudited)	Year Ended October 31, 2010
Net Assets at beginning of period..	$ 47,054,462	$ 36,923,992
Increase (decrease) in net assets from operations:		
Net investment income..	633,741	1,084,714
Net realized gain..	682,128	238,811
Net change in unrealized appreciation	762,222	2,854,951
Net increase in net assets from operations...	2,078,091	4,178,476
Distributions to shareholders from:		
Net investment income		
Class A	(851,191)	(917,190)
Class B	(189,617)	(163,052)
Class C..	(120,170)	(93,177)
Total distributions	(1,160,978)	(1,173,419)
Capital Stock transactions:		
Class A Shares		
Shares sold...	3,448,469	9,260,567
Issued to shareholders in reinvestment of distributions..	837,074	892,905
Shares redeemed	(3,046,669)	(6,278,094)
Net increase from capital stock transactions	1,238,874	3,875,378
Class B Shares		
Shares sold...	845,807	2,323,982
Issued to shareholders in reinvestment of distributions..	188,880	162,179
Shares redeemed	(622,997)	(929,576)
Net increase from capital stock transactions	411,690	1,556,585
Class C Shares		
Shares sold...	581,711	2,449,046
Issued to shareholders in reinvestment of distributions..	119,963	92,946
Shares redeemed	(700,293)	(848,542)
Net increase from capital stock transactions	1,381	1,693,450
Total net increase from capital stock transactions...	1,651,945	7,125,413
Total increase in net assets	2,569,058	10,130,470
Net Assets at end of period	$ 49,623,520	$ 47,054,462
Undistributed net investment income	$ (527,238)	$ (1)
Capital Share transactions:		
Class A Shares		
Shares sold...	344,933	962,288
Issued to shareholders in reinvestment of distributions..	84,403	93,172
Shares redeemed	(304,264)	(651,403)
Net increase from capital stock transactions	125,072	404,057
Class B Shares		
Shares sold...	84,387	240,657
Issued to shareholders in reinvestment of distributions..	19,059	16,913
Shares redeemed	(62,240)	(96,601)
Net increase from capital stock transactions	41,206	160,969
Class C Shares		
Shares sold...	57,912	253,253
Issued to shareholders in reinvestment of distributions..	12,093	9,681
Shares redeemed	(69,953)	(88,135)
Net increase from capital stock transactions	52	174,799

See accompanying Notes to Financial Statements.

Statements of Changes in Net Assets

	Moderate Allocation Fund		Aggressive Allocation Fund	
	Six-Months Ended April 30, 2011 (unaudited)	Year Ended October 31, 2010	Six-Months Ended April 30, 2011 (unaudited)	Year Ended October 31, 2010
	$108,622,501	$ 87,946,377	$ 37,440,131	$ 29,842,818
	1,173,453	1,763,819	259,934	284,206
	1,376,204	(3,090,893)	351,898	(2,194,648)
	6,499,423	11,985,582	3,939,790	5,780,714
	9,049,080	10,658,508	4,551,622	3,870,272
	(2,088,034)	(1,146,272)	(335,248)	(243,892)
	(458,834)	(197,558)	(49,813)	(26,973)
	(70,769)	(30,634)	(2,732)	(1,835)
	(2,617,637)	(1,374,464)	(387,793)	(272,700)
	9,831,581	17,762,820	4,024,190	6,821,765
	2,072,246	1,139,420	334,825	243,604
	(6,648,051)	(10,598,709)	(2,215,519)	(3,759,066)
	5,255,776	8,303,531	2,143,496	3,306,303
	2,653,512	5,577,226	1,331,698	1,720,135
	457,635	196,551	49,745	26,923
	(1,698,758)	(3,123,552)	(594,653)	(1,037,366)
	1,412,389	2,650,225	786,790	709,692
	922,194	1,112,997	378,166	161,351
	64,104	26,884	2,732	1,836
	(751,426)	(701,557)	(51,513)	(179,441)
	234,872	438,324	329,385	(16,254)
	6,903,037	11,392,080	3,259,671	3,999,741
	13,334,480	20,676,124	7,423,500	7,597,313
	$121,956,981	$108,622,501	$ 44,863,631	$ 37,440,131
	$ (401,672)	$ 1,042,512	$ 23,459	$ 151,318
	1,002,594	1,945,064	423,877	797,626
	215,634	126,884	35,964	28,626
	(678,392)	(1,160,652)	(233,477)	(440,902)
	539,836	911,296	226,364	385,350
	271,091	612,821	141,535	201,153
	47,571	21,863	5,361	3,171
	(173,267)	(343,484)	(62,251)	(122,029)
	145,395	291,200	84,645	82,295
	93,604	121,903	39,701	19,013
	6,664	2,990	294	216
	(76,437)	(77,120)	(5,358)	(20,835)
	23,831	47,773	34,637	(1,606)

See accompanying Notes to Financial Statements.

Statements of Changes in Net Assets

	Cash Reserves Fund		Bond Fund	
	Six-Months Ended April 30, 2011 (unaudited)	Year Ended October 31, 2010	Six-Months Ended April 30, 2011 (unaudited)	Year Ended October 31, 2010
Net Assets at beginning of period	$ 13,743,471	$ 16,940,254	$216,815,810	$200,607,079
Increase (decrease) in net assets from operations:				
Net investment income (loss)	–	–	2,633,882	5,462,132
Net realized gain (loss)	6	(10)	182,892	6,564
Net change in unrealized appreciation (depreciation)	–	–	(4,690,294)	7,309,366
Net increase (decrease) in net assets resulting from operations	6	(10)	(1,873,520)	12,778,062
Distributions to shareholders from:				
Net investment income				
Class A	–	–	(511,432)	(1,056,048)
Class B[1]	–	–	(66,923)	(138,172)
Class Y[1]	–	–	(2,083,663)	(4,211,073)
Net realized gains				
Class A	–	–	–	–
Class Y[1]	–	–	–	–
Total distributions	–	–	(2,662,018)	(5,405,293)
Capital Stock transactions:				
Class A Shares				
Shares sold	3,777,324	7,588,372	2,735,109	5,962,274
Issued to shareholders in reinvestment of distributions	–	–	477,486	985,322
Shares redeemed	(4,333,993)	(9,591,047)	(5,536,095)	(8,298,110)
Net increase (decrease) from capital stock transactions	(556,669)	(2,002,675)	(2,323,500)	(1,350,514)
Class B Shares[1]				
Shares sold	37,476	432,347	246,871	1,112,327
Issued to shareholders in reinvestment of distributions	–	–	65,180	134,495
Shares redeemed	(620,047)	(1,626,445)	(1,540,323)	(2,501,331)
Net decrease from capital stock transactions	(582,571)	(1,194,098)	(1,228,272)	(1,254,509)
Class Y Shares[1]				
Shares sold			677,000	38,062,957
Issued to shareholders in reinvestment of distributions			690,827	2,652,823
Shares redeemed			(24,540,539)	(29,274,795)
Net increase (decrease) from capital stock transactions			(23,172,712)	11,440,985
Total net increase (decrease) from capital stock transactions	(1,139,240)	(3,196,773)	(26,724,484)	8,835,962
Total increase (decrease) in net assets	(1,139,234)	(3,196,783)	(31,260,022)	16,208,731
Net Assets at end of period	$ 12,604,237	$ 13,743,471	$185,555,788	$216,815,810
Undistributed net investment income (loss)	$ –	$ –	$ 51,184	$ 79,320
Capital Share transactions:				
Class A Shares				
Shares sold	3,777,324	7,588,372	268,014	583,443
Issued to shareholders in reinvestment of distributions	–	–	46,665	96,207
Shares redeemed	(4,333,993)	(9,591,047)	(541,474)	(811,677)
Net increase (decrease) from capital stock transactions	(556,669)	(2,002,675)	(226,795)	(132,027)
Class B Shares[1]				
Shares sold	37,476	432,347	24,119	109,005
Issued to shareholders in reinvestment of distributions	–	–	6,366	13,132
Shares redeemed	(620,047)	(1,626,445)	(151,209)	(246,206)
Net decrease from capital stock transactions	(582,571)	(1,194,098)	(120,724)	(124,069)
Class Y Shares[1]				
Shares sold			66,042	3,711,454
Issued to shareholders in reinvestment of distributions			67,563	260,970
Shares redeemed			(2,392,713)	(2,827,511)
Net increase (decrease) from capital stock transactions			(2,259,108)	1,144,913

[1] Class Y shares are not available for the Cash Reserves and Diversified Income Funds. Class B shares are not available for the Equity Income Fund.

See accompanying Notes to Financial Statements.

Statements of Changes in Net Assets

	High Income Fund		Diversified Income Fund		Equity Income Fund		Large Cap Value Fund	
	Six-Months Ended April 30, 2011 (unaudited)	Year Ended October 31, 2010	Six-Months Ended April 30, 2011 (unaudited)	Year Ended October 31, 2010	Six-Months Ended April 30, 2011 (unaudited)	Year Ended October 31, 2010	Six-Months Ended April 30, 2011 (unaudited)	Year Ended October 31, 2010
	$124,464,299	$110,789,238	$ 91,550,650	$ 89,335,868	$ 35,520,264	$ 100,000	$152,616,104	$144,045,940
	4,140,739	8,819,647	1,099,712	2,687,644	(64,345)	(147,438)	1,128,158	1,820,931
	1,930,307	3,644,532	1,837,754	3,501,819	1,826,481	2,840,764	2,743,337	1,022,315
	(678,338)	3,941,701	3,924,780	4,941,504	266,363	(473,925)	20,490,484	10,451,675
	5,392,708	16,405,880	6,862,246	11,130,967	2,028,499	2,219,401	24,361,979	13,294,921
	(824,839)	(1,798,552)	(924,465)	(2,228,197)	(73,028)	–	(668,428)	(725,998)
	(127,364)	(294,235)	(168,649)	(412,215)	–	–	(42,622)	(50,104)
	(3,221,213)	(6,712,878)	–	–	(584,742)	–	(1,265,448)	(1,346,219)
	–	–	–	–	(128,033)	(101,946)	–	–
	–	–	–	–	(1,206,700)	(1,268,418)	–	–
	(4,173,416)	(8,805,665)	(1,093,114)	(2,640,412)	(1,992,503)	(1,370,364)	(1,976,498)	(2,122,321)
	2,068,233	3,588,382	3,608,707	5,295,937	1,292,043	2,839,934	2,303,836	2,959,402
	675,835	1,467,582	903,883	2,162,726	193,794	98,577	655,541	712,650
	(2,535,385)	(7,329,391)	(7,801,203)	(12,235,150)	(247,281)	(185,203)	(5,188,303)	(8,600,994)
	208,683	(2,273,427)	(3,288,613)	(4,776,487)	1,238,556	2,753,308	(2,228,926)	(4,928,942)
	115,710	506,875	713,492	1,823,730			390,096	519,225
	110,365	247,976	165,914	405,805			42,129	49,582
	(820,652)	(1,191,492)	(2,322,474)	(3,728,821)			(1,137,369)	(2,067,939)
	(594,577)	(436,641)	(1,443,068)	(1,499,286)			(705,144)	(1,499,132)
	560,698	6,634,044			9,788	31,992,664	32,062	16,397,421
	135,962	3,516,706			–	–	–	1,346,219
	(9,506,473)	(1,365,836)			(2,577,693)	(174,745)	(12,870,453)	(13,918,002)
	(8,809,813)	8,784,914			(2,567,905)	31,817,919	(12,838,391)	3,825,638
	(9,195,707)	6,074,846	(4,731,681)	(6,275,773)	(1,329,349)	34,671,227	(15,772,461)	(2,602,436)
	(7,976,415)	13,675,061	1,037,451	2,214,782	(1,293,353)	35,420,264	6,613,020	8,570,164
	$116,487,884	$124,464,299	$ 92,588,101	$ 91,550,650	$ 34,226,911	$ 35,520,264	$159,229,124	$152,616,104
	$ 56,287	$ 88,964	$ 10,749	$ 4,151	$ (64,345)	$ –	$ 711,743	$ 1,560,083
	290,021	527,390	312,803	501,317	124,897	280,239	185,799	266,163
	95,420	215,307	78,976	203,967	19,037	10,261	54,765	63,066
	(356,566)	(1,080,082)	(687,061)	(1,145,212)	(23,946)	(18,384)	(422,609)	(769,225)
	28,875	(337,385)	(295,282)	(439,928)	119,988	272,116	(182,045)	(439,996)
	16,094	73,405	62,270	171,222			32,046	46,992
	15,376	35,940	14,438	38,099			3,558	4,439
	(113,222)	(172,648)	(200,548)	(352,002)			(92,545)	(188,688)
	(81,752)	(63,303)	(123,840)	(142,681)			(56,941)	(137,257)
	78,503	983,835			951	3,187,518	2,576	1,461,378
	19,313	519,886			–	–	–	119,240
	(1,341,262)	(203,178)			(247,855)	(17,472)	(1,072,458)	(1,255,366)
	(1,243,446)	1,300,543			(246,904)	3,170,046	(1,069,882)	325,252

See accompanying Notes to Financial Statements.

Statements of Changes in Net Assets

	Large Cap Growth Fund		Mid Cap Fund	
	Six-Months Ended April 30, 2011 (unaudited)	**Year Ended October 31, 2010**	**Six-Months Ended April 30, 2011 (unaudited)**	**Year Ended October 31, 2010**
Net Assets at beginning of period....................................	$152,562,429	$161,452,910	$ 78,606,852	$ 44,757,843
Increase (decrease) in net assets from operations:				
Net investment income (loss)	55,130	359,526	71,216	(323,190)
Net realized gain (loss)	12,087,922	14,714,954	7,488,349	6,085,349
Net change in unrealized appreciation	6,095,427	7,785,473	8,142,905	5,278,024
Net increase in net assets from operations.............................	18,238,479	22,859,953	15,702,470	11,040,183
Distributions to shareholders from:				
Net investment income				
Class A	(58,148)	(159,641)	–	–
Class B	–	–	–	–
Class Y...	(301,378)	(505,862)	–	–
Total distributions	(359,526)	(665,503)	–	–
Capital Stock transactions:				
Class A Shares				
Shares sold...	2,356,292	3,289,721	2,340,452	24,424,921
Issued to shareholders in reinvestment of distributions..........................	57,440	156,733	–	3
Shares redeemed	(4,234,423)	(7,287,557)	(4,463,895)	(6,439,891)
Redemption fees...	–	–	–	–
Net increase (decrease) from capital stock transactions..........................	(1,820,691)	(3,841,103)	(2,123,443)	17,985,033
Class B Shares				
Shares sold...	388,166	699,132	348,614	5,957,725
Issued to shareholders in reinvestment of distributions..........................	–	–	–	–
Shares redeemed	(1,240,367)	(2,014,084)	(1,197,185)	(1,425,469)
Redemption fees...	–	–	–	–
Net increase (decrease) from capital stock transactions..........................	(852,201)	(1,314,952)	(848,571)	4,532,256
Class Y Shares				
Shares sold...	32,442	7,734,097	–	4,676,630
Issued to shareholders in reinvestment of distributions..........................	119	505,862	–	–
Shares redeemed	(17,156,994)	(34,168,835)	(1,803,803)	(4,385,093)
Net increase (decrease) from capital stock transactions..........................	(17,124,433)	(25,928,876)	(1,803,803)	291,537
Total net increase (decrease) from capital stock transactions	(19,797,325)	(31,084,931)	(4,775,817)	22,808,826
Total increase (decrease) in net assets................................	(1,918,372)	(8,890,481)	10,926,653	33,849,009
Net Assets at end of period	$150,644,057	$152,562,429	$ 89,533,505	$ 78,606,852
Undistributed net investment income (loss)	$ 55,134	$ 359,530	$ 71,216	$ –
Capital Share transactions:				
Class A Shares				
Shares sold...	144,447	234,700	356,499	4,879,859
Issued to shareholders in reinvestment of distributions..........................	3,597	10,892	–	1
Shares redeemed	(262,226)	(513,822)	(678,058)	(1,175,300)
Net increase (decrease) from capital stock transactions..........................	(114,182)	(268,230)	(321,559)	3,704,560
Class B Shares				
Shares sold...	26,037	53,169	57,333	1,163,397
Issued to shareholders in reinvestment of distributions..........................	–	–	–	–
Shares redeemed	(82,374)	(154,928)	(195,022)	(282,171)
Net increase (decrease) from capital stock transactions..........................	(56,337)	(101,759)	(137,689)	881,226
Class Y Shares				
Shares sold...	1,977	543,286	–	450,561
Issued to shareholders in reinvestment of distributions..........................	7	34,984	–	–
Shares redeemed	(1,050,589)	(2,443,465)	(274,299)	(792,589)
Net increase (decrease) from capital stock transactions..........................	(1,048,605)	(1,865,195)	(274,299)	(342,028)

See accompanying Notes to Financial Statements.

Statements of Changes in Net Assets

	Small Cap Fund		International Stock Fund	
	Six-Months Ended April 30, 2011 (unaudited)	Year Ended October 31, 2010	Six-Months Ended April 30, 2011 (unaudited)	Year Ended October 31, 2010
	$ 32,042,388	$ 21,790,142	$102,780,265	$148,390,188
	146,635	78,193	784,381	1,395,195
	1,873,395	1,767,722	5,210,223	(1,295,384)
	4,390,789	4,900,087	3,855,795	10,562,451
	6,410,819	6,746,002	9,850,399	10,662,262
	(12,733)	(1,513)	(333,583)	(571,003)
	(903)	–	(38,465)	(86,425)
	(176,780)	(80,058)	(1,149,092)	(2,166,283)
	(190,416)	(81,571)	(1,521,140)	(2,823,711)
	653,429	1,041,961	1,700,022	2,312,185
	12,733	1,513	327,020	552,568
	(244,424)	(288,770)	(2,477,888)	(3,834,327)
	501	44	226	144
	422,239	754,748	(450,620)	(969,430)
	79,705	180,449	184,422	293,183
	874	–	38,117	85,641
	(62,096)	(55,843)	(534,109)	(922,843)
	–	2	–	2
	18,483	124,608	(311,570)	(544,017)
	17,707	15,963,438	120,818	4,166,123
	–	80,058	–	2,166,283
	(8,108,009)	(13,335,037)	(16,158,252)	(58,267,433)
	(8,090,302)	2,708,459	(16,037,434)	(51,935,027)
	(7,649,580)	3,587,815	(16,799,624)	(53,448,474)
	(1,429,177)	10,252,246	(8,470,365)	(45,609,923)
	$ 30,613,211	$ 32,042,388	$ 94,309,900	$102,780,265
	$ (15,097)	$ 28,684	$ 135,709	$ 872,468
	59,402	128,751	156,703	232,372
	1,139	168	30,764	54,280
	(22,266)	(31,090)	(229,303)	(389,148)
	38,275	97,829	(41,836)	(102,496)
	7,256	20,426	17,336	29,839
	79	–	3,630	8,505
	(5,551)	(5,863)	(49,866)	(94,387)
	1,784	14,563	(28,900)	(56,043)
	1,565	2,004,828	11,174	410,912
	–	8,925	–	213,007
	(723,345)	(1,543,701)	(1,494,629)	(5,680,169)
	(721,780)	470,052	(1,483,455)	(5,056,250)

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

CONSERVATIVE ALLOCATION FUND

	Six Months Ended 4/30/11 (unaudited)	Year Ended October 31,				Inception to 10/31/06[1]
		2010	**2009**	**2008**	**2007**	
CLASS A						
Net Asset Value at beginning of period	$10.02	$ 9.34	$ 8.53	$11.13	$10.53	$10.00
Income from Investment Operations:						
Net investment income	0.15	0.27	0.24	0.28	0.24	0.05
Net realized and unrealized gain (loss) on investments	0.30	0.70	0.98	(2.58)	0.49	0.48
Total from investment operations	0.45	0.97	1.22	(2.30)	0.73	0.53
Less Distributions:						
Distributions from net investment income	(0.26)	(0.29)	(0.41)	(0.27)	(0.12)	–
Distributions from capital gains	–	–	–	(0.03)	(0.01)	–
Total distributions	(0.26)	(0.29)	(0.41)	(0.30)	(0.13)	–
Net increase (decrease) in net asset value	0.19	0.68	0.81	(2.60)	0.60	0.53
Net Asset Value at end of period	$10.21	$10.02	$ 9.34	$ 8.53	$11.13	$10.53
Total Return (%)[2]	4.55[3]	10.58	14.91	(21.19)	6.94	5.30[3]
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$35,174	$33,274	$27,225	$19,753	$16,003	$3,031
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	0.70[4]	0.70	0.92	1.14	1.79	10.53[4]
After reimbursement of expenses by Adviser (%)	0.70[4]	0.70	0.70	0.70	0.70	0.70[4]
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	2.89[4]	2.79	2.80	2.75	3.00	2.78[4]
Portfolio Turnover (%)[5]	13[3]	50	38	90	39	26[3]
CLASS B						
Net Asset Value at beginning of period	$10.03	$ 9.34	$ 8.48	$11.07	$10.51	$10.00
Income from Investment Operations:						
Net investment income	0.12	0.20	0.18	0.18	0.17	0.02
Net realized and unrealized gain (loss) on investments	0.29	0.71	0.98	(2.55)	0.48	0.49
Total from investment operations	0.41	0.91	1.16	(2.37)	0.65	0.51
Less Distributions:						
Distributions from net investment income	(0.23)	(0.22)	(0.30)	(0.19)	(0.08)	–
Distributions from capital gains	–	–	–	(0.03)	(0.01)	–
Total distributions	(0.23)	(0.22)	(0.30)	(0.22)	(0.09)	–
Net increase (decrease) in net asset value	0.18	0.69	0.86	(2.59)	0.56	0.51
Net Asset Value at end of period	$10.21	$10.03	$ 9.34	$ 8.48	$11.07	$10.51
Total Return (%)[2]	4.13[3]	9.87	14.09	(21.82)	6.16	5.10[3]
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$8,934	$8,363	$6,287	$5,506	$4,173	$ 622
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	1.45[4]	1.45	1.68	1.89	2.53	10.21[4]
After reimbursement of expenses by Adviser (%)	1.45[4]	1.45	1.45	1.45	1.45	1.45[4]
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	2.13[4]	2.04	2.16	2.01	2.01	2.20[4]
Portfolio Turnover (%)[5]	13[3]	50	38	90	39	26[3]

[1] Commenced investment operations June 30, 2006.
[2] Total return without applicable sales charge.
[3] Not annualized.
[4] Annualized.
[5] Portfolio Turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

CONSERVATIVE ALLOCATION FUND

	Six Months Ended 4/30/11 (unaudited)	Year Ended October 31,		Inception to 10/31/08[1]
		2010	2009	
CLASS C				
Net Asset Value at beginning of period	$10.04	$ 9.35	$ 8.48	$10.47
Income from Investment Operations:				
Net investment income	0.12	0.20	0.16	0.03
Net realized and unrealized gain (loss) on investments	0.29	0.71	1.01	(2.02)
Total from investment operations	0.41	0.91	1.17	(1.99)
Less Distributions:				
Distributions from net investment income	(0.23)	(0.22)	(0.30)	—
Total distributions	(0.23)	(0.22)	(0.30)	—
Net increase (decrease) in net asset value	0.18	0.69	0.87	(1.99)
Net Asset Value at end of period	$10.22	$10.04	$ 9.35	$ 8.48
Total Return (%)[3]	4.12[4]	9.86	14.21	(19.01)[4]
Ratios/Supplemental Data:				
Net Assets at end of period (in 000's)	$5,516	$5,417	$3,412	$2,198
Ratios of expenses to average net assets:				
Before reimbursement of expenses by Adviser (%)	1.45[5]	1.45	1.87	2.67[5]
After reimbursement of expenses by Adviser (%)	1.45[5]	1.45	1.45	1.45[5]
Ratio of net investment income to average net assets				
After reimbursement of expenses by Adviser (%)	2.27[5]	2.03	2.03	0.60[5]
Portfolio Turnover (%)[7]	13[4]	50	38	90[4]

MODERATE ALLOCATION FUND

	Six Months Ended 4/30/11 (unaudited)	Year Ended October 31,				Inception to 10/31/06[2]
		2010	2009	2008	2007	
CLASS A						
Net Asset Value at beginning of period	$ 9.63	$ 8.77	$ 7.84	$11.82	$10.65	$10.00
Income from Investment Operations:						
Net investment income	0.11	0.18	0.15	0.16	0.17	0.02
Net realized and unrealized gain (loss) on investments	0.68	0.83	0.93	(3.88)	1.12	0.63
Total from investment operations	0.79	1.01	1.08	(3.72)	1.29	0.65
Less Distributions:						
Distributions from net investment income	(0.25)	(0.15)	(0.15)	(0.18)	(0.12)	—
Distributions from capital gains	—	—	—	(0.08)	(0.00)[6]	—
Total distributions	(0.25)	(0.15)	(0.15)	(0.26)	(0.12)	—
Net increase (decrease) in net asset value	0.54	0.86	0.93	(3.98)	1.17	0.65
Net Asset Value at end of period	$10.17	$ 9.63	$ 8.77	$ 7.84	$11.82	$10.65
Total Return (%)[3]	8.33[4]	11.68	14.12	(32.18)	12.26	6.50[4]
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$89,669	$79,765	$64,631	$50,326	$56,312	$8,762
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	0.70[5]	0.70	0.78	0.79	0.89	4.73[5]
After reimbursement of expenses by Adviser (%)	0.70[5]	0.70	0.70	0.70	0.70	0.70[5]
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	2.26[5]	1.98	1.93	1.41	1.45	1.34[5]
Portfolio Turnover (%)[7]	8[4]	54	30	83	21	11[4]

[1] Commenced investment operations February 29, 2008.
[2] Commenced investment operations June 30, 2006.
[3] Total return without applicable sales charge.
[4] Not annualized.
[5] Annualized.
[6] Amounts represent less than $0.005 per share.
[7] Portfolio Turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

MODERATE ALLOCATION FUND

	Six Months Ended 4/30/11 (unaudited)	Year Ended October 31,				Inception to 10/31/06[1]
		2010	2009	2008	2007	
CLASS B						
Net Asset Value at beginning of period	$ 9.58	$ 8.72	$ 7.80	$11.75	$10.63	$10.00
Income from Investment Operations:						
Net investment income	0.07	0.10	0.10	0.06	0.09	0.01
Net realized and unrealized gain (loss) on investments	0.66	0.84	0.92	(3.84)	1.11	0.62
Total from investment operations	0.73	0.94	1.02	(3.78)	1.20	0.63
Less Distributions:						
Distributions from net investment income	(0.17)	(0.08)	(0.10)	(0.09)	(0.08)	–
Distributions from capital gains	–	–	–	(0.08)	–	–
Total distributions	(0.17)	(0.08)	(0.10)	(0.17)	(0.08)	–
Net increase (decrease) in net asset value	0.56	0.86	0.92	(3.95)	1.12	0.63
Net Asset Value at end of period	$10.14	$ 9.58	$ 8.72	$ 7.80	$11.75	$10.63
Total Return (%)[3]	7.87[4]	10.78	13.20	(32.64)	11.38	6.30[4]
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$27,962	$25,002	$20,221	$17,728	$19,825	$3,289
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	1.45[5]	1.45	1.53	1.54	1.64	4.71[5]
After reimbursement of expenses by Adviser (%)	1.45[5]	1.45	1.45	1.45	1.45	1.45[5]
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	1.52[5]	1.24	1.26	0.66	0.63	0.67[5]
Portfolio Turnover (%)[6]	8[4]	54	30	83	21	11[4]

	Six Months Ended 4/30/11 (unaudited)	Year Ended October 31,		Inception to 10/31/08[2]
		2010	2009	
CLASS C				
Net Asset Value at beginning of period	$ 9.58	$ 8.72	$ 7.80	$10.61
Income from Investment Operations:				
Net investment income	0.07	0.10	0.09	0.02
Net realized and unrealized gain (loss) on investments	0.67	0.84	0.93	(2.83)
Total from investment operations	0.74	0.94	1.02	(2.81)
Less Distributions:				
Distributions from net investment income	(0.17)	(0.08)	(0.10)	–
Distributions from capital gains	–	–	–	–
Total distributions	(0.17)	(0.08)	(0.10)	–
Net increase (decrease) in net asset value	0.57	0.86	0.92	(2.81)
Net Asset Value at end of period	$10.15	$ 9.58	$ 8.72	$ 7.80
Total Return (%)[3]	7.87[4]	10.89	13.20	(26.48)[4]
Ratios/Supplemental Data:				
Net Assets at end of period (in 000's)	$4,326	$3,856	$3,094	$2,149
Ratios of expenses to average net assets:				
Before reimbursement of expenses by Adviser (%)	1.45[5]	1.45	1.74	2.38[5]
After reimbursement of expenses by Adviser (%)	1.45[5]	1.45	1.45	1.45[5]
Ratio of net investment income to average net assets				
After reimbursement of expenses by Adviser (%)	1.57[5]	1.23	0.98	0.39[5]
Portfolio Turnover (%)[6]	8[4]	54	30	83[4]

[1] Commenced investment operations June 30, 2006.
[2] Commenced investment operations February 29, 2008.
[3] Total return without applicable sales charge.
[4] Not annualized.
[5] Annualized.
[6] Portfolio Turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

AGGRESSIVE ALLOCATION FUND

	Six Months Ended 4/30/11 (unaudited)	Year Ended October 31, 2010	2009	2008	2007	Inception to 10/31/06[1]
CLASS A						
Net Asset Value at beginning of period	$ 9.04	$ 8.12	$ 7.16	$12.53	$10.76	$10.00
Income from Investment Operations:						
Net investment income	0.07	0.09	0.08	0.04	0.09	(0.01)
Net realized and unrealized gain (loss) on investments	0.99	0.92	0.92	(5.18)	1.83	0.77
Total from investment operations	1.06	1.01	1.00	(5.14)	1.92	0.76
Less Distributions:						
Distributions from net investment income	(0.11)	(0.09)	(0.04)	(0.13)	(0.15)	–
Distributions from capital gains	–	–	–	(0.10)	–	–
Total distributions	(0.11)	(0.09)	(0.04)	(0.23)	(0.15)	–
Net increase (decrease) in net asset value	0.95	0.92	0.96	(5.37)	1.77	0.76
Net Asset Value at end of period	$ 9.99	$ 9.04	$ 8.12	$ 7.16	$12.53	$10.76
Total Return (%)[2]	11.79[3]	12.50	14.00	(41.73)	18.00	7.60[3]
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$33,018	$27,823	$21,855	$14,975	$18,824	$2,675
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	0.70[4]	0.70	1.11	1.25	1.62	10.14[4]
After reimbursement of expenses by Adviser (%)	0.70[4]	0.70	0.70	0.70	0.70	0.70[4]
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	1.49[4]	1.03	1.06	0.09	(0.33)	(0.56)[4]
Portfolio Turnover (%)[6]	9[3]	62	17	91	24	10[3]
CLASS B						
Net Asset Value at beginning of period	$ 8.96	$ 8.05	$ 7.12	$12.46	$10.74	$10.00
Income from Investment Operations:						
Net investment income	0.04	0.03	0.03	(0.06)	0.00[5]	(0.01)
Net realized and unrealized gain (loss) on investments	0.98	0.91	0.90	(5.14)	1.82	0.75
Total from investment operations	1.02	0.94	0.93	(5.20)	1.82	0.74
Less Distributions:						
Distributions from net investment income	(0.05)	(0.03)	–	(0.04)	(0.10)	–
Distributions from capital gains	–	–	–	(0.10)	–	–
Total distributions	(0.05)	(0.03)	–	(0.14)	(0.10)	–
Net increase (decrease) in net asset value	0.97	0.91	0.93	(5.34)	1.72	0.74
Net Asset Value at end of period	$ 9.93	$ 8.96	$ 8.05	$ 7.12	$12.46	$10.74
Total Return (%)[2]	11.39[3]	11.67	13.06	(42.17)	17.11	7.40[3]
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$10,938	$9,109	$7,518	$6,050	$7,234	$1,164
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	1.45[4]	1.45	1.88	2.00	2.38	10.07[4]
After reimbursement of expenses by Adviser (%)	1.45[4]	1.45	1.45	1.45	1.45	1.45[4]
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	0.73[4]	0.30	0.44	(0.73)	(1.06)	(1.28)[4]
Portfolio Turnover (%)[6]	9[3]	62	17	90	24	10[3]

1 Commenced investment operations June 30, 2006.
2 Total return without applicable sales charge.
3 Not annualized.
4 Annualized.
5 Amounts represent less than $0.005 per share.
6 Portfolio Turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

AGGRESSIVE ALLOCATION FUND

	Six Months Ended 4/30/11 (unaudited)	Year Ended October 31,		Inception to 10/31/08[1]
		2010	2009	
CLASS C				
Net Asset Value at beginning of period	$ 8.97	$ 8.06	$ 7.12	$10.70
Income from Investment Operations:				
Net investment income	0.02	0.03	0.01	(0.06)
Net realized and unrealized gain (loss) on investments	1.00	0.91	0.93	(3.52)
Total from investment operations	1.02	0.94	0.94	(3.58)
Less Distributions:				
Distributions from net investment income	(0.05)	(0.03)	–	–
Total distributions	(0.05)	(0.03)	–	–
Net increase (decrease) in net asset value	0.97	0.91	0.94	(3.58)
Net Asset Value at end of period	$ 9.94	$ 8.97	$ 8.06	$ 7.12
Total Return (%)[2]	11.38[3]	11.66	13.20	(33.46)[3]
Ratios/Supplemental Data:				
Net Assets at end of period (in 000's)	$ 908	$ 508	$ 470	$ 229
Ratios of expenses to average net assets:				
Before reimbursement of expenses by Adviser (%)	1.44[4]	1.45	3.72	7.84[4]
After reimbursement of expenses by Adviser (%)	1.44[4]	1.45	1.45	1.45[4]
Ratio of net investment income to average net assets				
After reimbursement of expenses by Adviser (%)	0.33[4]	0.34	0.28	(1.23)[4]
Portfolio Turnover (%)[6]	9[3]	62	17	91[3]

CASH RESERVES FUND

	Six Months Ended 4/30/11 (unaudited)	Year Ended October 31,				
		2010	2009	2008	2007	2006
CLASS A						
Net Asset Value at beginning of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Income from Investment Operations:						
Net investment income	0.00	(0.00)[5]	0.00[5]	0.02	0.05	0.04
Total from investment operations	0.00	(0.00)[5]	0.00[5]	0.02	0.05	0.04
Less Distributions:						
Distributions from net investment income	–	–	(0.00)[5]	(0.02)	(0.05)	(0.04)
Total distributions	–	–	(0.00)[5]	(0.02)	(0.05)	(0.04)
Net increase (decrease) in net asset value	–	(0.00)[5]	(0.00)[5]	–	–	–
Net Asset Value at end of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total Return (%)[2]	0.00[3]	0.00	0.07	2.26	4.73	4.27
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$11,131	$11,687	$13,690	$15,339	$12,494	$10,989
Ratios of expenses to average net assets:						
Before reimbursement and waiver of expenses by Adviser (%)	0.55[4]	0.55	0.80	1.02	1.09	1.09
After reimbursement and waiver of expenses by Adviser (%)	0.14[4,7]	0.14[7]	0.33[7]	0.55	0.55	0.55
Ratio of net investment income to average net assets						
After reimbursement and waiver of expenses by Adviser (%)	0.00[4,7]	0.00[7]	0.07[7]	2.16	4.64	4.13

[1] Commenced investment operations February 29, 2008.

[2] Total return without applicable sales charge.

[3] Not annualized.

[4] Annualized.

[5] Amounts represent less than $0.005 per share.

[6] Portfolio Turnover is calculated at the fund level and represents the entire fiscal year or period.

[7] Amount includes fees waived by the adviser and distributor (See Note 3).

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

CASH RESERVES FUND

	Six Months Ended 4/30/11 (unaudited)	Year Ended October 31,				
		2010	2009	2008	2007	2006
CLASS B						
Net Asset Value at beginning of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Income from Investment Operations:						
Net investment income	0.00	(0.00)[6]	0.00[6]	0.01	0.04	0.03
Total from investment operations	0.00	(0.00)[6]	0.00[6]	0.01	0.04	0.03
Less Distributions:						
Distributions from net investment income	—	—	(0.00)[6]	(0.01)	(0.04)	(0.03)
Total distributions	—	0.00	(0.00)[6]	(0.01)	(0.04)	(0.03)
Net increase (decrease) in net asset value	—	(0.00)[6]	(0.00)[6]	—	—	—
Net Asset Value at end of period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total Return (%)[3]	0.00[4]	0.00	0.01	1.50	3.94	3.48
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$1,473	$2,056	$3,250	$4,655	$2,779	$4,242
Ratios of expenses to average net assets:						
Before reimbursement and waiver of expenses by Adviser (%)	1.30[5]	1.30	1.56	1.77	1.84	1.84
After reimbursement and waiver of expenses by Adviser (%)	0.14[5,7]	0.14[7]	0.40[7]	1.30	1.30	1.30
Ratio of net investment income to average net assets						
After reimbursement and waiver of expenses by Adviser (%)	0.00[5,7]	0.00[7]	0.01[7]	1.32	3.88	3.37

	For the Period Ended 6/14/07[1]	Inception to 10/31/06[2]
CLASS Y		
Net Asset Value at beginning of period	$ 1.00	$ 1.00
Income from Investment Operations:		
Net investment income	0.03	0.02
Total from investment operations	0.03	0.02
Less Distributions:		
Distributions from net investment income	(0.03)	(0.02)
Total distributions	(0.03)	(0.02)
Net increase (decrease) in net asset value	0.00	0.00
Net Asset Value at end of period	$ 1.00	$ 1.00
Total Return (%)[3]	N/A	1.57[4]
Ratios/Supplemental Data:		
Net Assets at end of period (in 000's)	$ —	$2,746
Ratios of expenses to average net assets:		
Before reimbursement of expenses by Adviser (%)	1.00[5]	1.35[5]
After reimbursement of expenses by Adviser (%)	0.55[5]	0.55[5]
Ratio of net investment income to average net assets		
After reimbursement of expenses by Adviser (%)	4.62[5]	4.75[5]

[1] Cash Reserves Fund Class Y shares were liquidated June 14, 2007.
[2] Commenced investment operations June 30, 2006.
[3] Total return without applicable sales charge.
[4] Not annualized.
[5] Annualized.
[6] Amounts represent less than $0.005 per share.
[7] Amount includes fees waived by the adviser and distributor (see Note 3).

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

BOND FUND

	Six Months Ended 4/30/11 (unaudited)	Year Ended October 31,				
		2010	**2009**	**2008**	**2007**	**2006**
CLASS A						
Net Asset Value at beginning of period	$10.46	$10.11	$ 9.48	$ 9.78	$ 9.88	$ 9.85
Income from Investment Operations:						
Net investment income	0.13	0.25	0.30	0.39	0.43	0.42
Net realized and unrealized gain (loss) on investments	(0.22)	0.35	0.63	(0.30)	(0.10)	0.03
Total from investment operations	(0.09)	0.60	0.93	0.09	0.33	0.45
Less Distributions:						
Distributions from net investment income	(0.13)	(0.25)	(0.30)	(0.39)	(0.36)	(0.42)
Return of capital	—	—	—	—	(0.07)	—
Total distributions	(0.13)	(0.25)	(0.30)	(0.39)	(0.43)	(0.42)
Net increase (decrease) in net asset value	(0.22)	0.35	0.63	(0.30)	(0.10)	0.03
Net Asset Value at end of period	$10.24	$10.46	$10.11	$ 9.48	$ 9.78	$ 9.88
Total Return (%)[1]	(0.89)[2]	5.97	9.91	0.89	3.42	4.70
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$40,999	$44,238	$44,099	$37,882	$55,271	$59,646
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	0.90[3]	0.90	0.94	1.02	1.08	1.08
After reimbursement of expenses by Adviser (%)	0.90[3]	0.90	0.90	0.90	0.90	0.90
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	2.50[3]	2.42	3.04	4.05	4.40	4.27
Portfolio Turnover (%)[4]	9[2]	7	37	22	40	33
CLASS B						
Net Asset Value at beginning of period	$10.46	$10.12	$ 9.48	$ 9.78	$ 9.88	$ 9.85
Income from Investment Operations:						
Net investment income	0.09	0.17	0.23	0.32	0.35	0.35
Net realized and unrealized gain (loss) on investments	(0.21)	0.34	0.64	(0.30)	(0.10)	0.03
Total from investment operations	(0.12)	0.51	0.87	0.02	0.25	0.38
Less Distributions:						
Distributions from net investment income	(0.09)	(0.17)	(0.23)	(0.32)	(0.29)	(0.35)
Return of capital	—	—	—	—	(0.06)	—
Total distributions	(0.09)	(0.17)	(0.23)	(0.32)	(0.35)	(0.35)
Net increase (decrease) in net asset value	(0.21)	0.34	0.64	(0.30)	(0.10)	0.03
Net Asset Value at end of period	$10.25	$10.46	$10.12	$ 9.48	$ 9.78	$ 9.88
Total Return (%)[1]	(1.16)[2]	5.08	9.20	0.13	2.64	3.91
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$6,977	$8,388	$9,363	$15,941	$26,507	$37,233
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	1.65[3]	1.65	1.69	1.77	1.83	1.83
After reimbursement of expenses by Adviser (%)	1.65[3]	1.65	1.65	1.65	1.65	1.65
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	1.75[3]	1.68	2.37	3.29	3.65	3.51
Portfolio Turnover (%)[4]	9[2]	7	37	22	40	33

[1] Total return without applicable sales charge.
[2] Not annualized.
[3] Annualized.
[4] Portfolio Turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

BOND FUND

	Six Months Ended 4/30/11 (unaudited)	Year Ended October 31,				Inception to 10/31/06[1]
		2010	2009	2008	2007	
CLASS Y						
Net Asset Value at beginning of period	$10.46	$10.11	$ 9.47	$ 9.77	$ 9.88	$ 9.61
Income from Investment Operations:						
Net investment income	0.14	0.27	0.32	0.42	0.45	0.15
Net realized and unrealized gain (loss) on investments	(0.23)	0.35	0.64	(0.30)	(0.11)	0.27
Total from investment operations	(0.09)	0.62	0.96	0.12	0.34	0.42
Less Distributions:						
Distributions from net investment income	(0.14)	(0.27)	(0.32)	(0.42)	(0.38)	(0.15)
Return of capital	—	—	—	—	(0.07)	—
Total distributions	(0.14)	(0.27)	(0.32)	(0.42)	(0.45)	(0.15)
Net increase (decrease) in net asset value	(0.23)	0.35	0.64	(0.30)	(0.11)	0.27
Net Asset Value at end of period	$10.23	$10.46	$10.11	$ 9.47	$ 9.77	$ 9.88
Total Return (%)[2]	(0.81)[3]	6.23	10.30	1.14	3.58	4.39[3]
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$137,580	$164,190	$147,145	$105,043	$34,542	$6,141
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	0.65[4]	0.65	0.69	0.76	0.82	0.89[4]
After reimbursement of expenses by Adviser (%)	0.65[4]	0.65	0.65	0.65	0.65	0.65[4]
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	2.75[4]	2.67	3.28	4.23	4.69	4.67[4]
Portfolio Turnover (%)[5]	9[3]	7	37	22[3]	40	33[3]

HIGH INCOME FUND

	Six Months Ended 4/30/11 (unaudited)	Year Ended October 31,				
		2010	2009	2008	2007	2006
CLASS A						
Net Asset Value at beginning of period	$ 7.10	$ 6.66	$ 5.57	$ 7.29	$ 7.36	$ 7.29
Income from Investment Operations:						
Net investment income	0.25	0.51	0.46	0.47	0.53	0.52
Net realized and unrealized gain (loss) on investments	0.08	0.43	1.09	(1.65)	(0.08)	0.07
Total from investment operations	0.33	0.94	1.55	(1.18)	0.45	0.59
Less Distributions:						
Distributions from net investment income	(0.24)	(0.50)	(0.46)	(0.54)	(0.52)	(0.52)
Total distributions	(0.24)	(0.50)	(0.46)	(0.54)	(0.52)	(0.52)
Net increase (decrease) in net asset value	0.09	0.44	1.09	(1.72)	(0.07)	0.07
Net Asset Value at end of period	$ 7.19	$ 7.10	$ 6.66	$ 5.57	$ 7.29	$ 7.36
Total Return (%)[2]	4.69[3]	14.73	28.98	(17.24)	6.31	8.33
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$25,498	$24,986	$25,684	$17,818	$35,610	$36,281
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	1.00[4]	1.00	1.05	1.14	1.21	1.22
After reimbursement of expenses by Adviser (%)	1.00[4]	1.00	1.00	1.00	1.00	1.00
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	6.91[4]	7.38	7.78	6.77	7.10	6.98
Portfolio Turnover (%)[5]	23[3]	47	73	59	74	67

[1] Commenced investment operations June 30, 2006.
[2] Total return without applicable sales charge.
[3] Not annualized.
[4] Annualized.
[5] Portfolio Turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

HIGH INCOME FUND

CLASS B

	Six Months Ended 4/30/11 (unaudited)	2010	2009	2008	2007	2006
		Year Ended October 31,				
Net Asset Value at beginning of period	$ 7.19	$ 6.74	$ 5.63	$ 7.32	$ 7.39	$ 7.31
Income from Investment Operations:						
Net investment income	0.23	0.46	0.44	0.45	0.49	0.47
Net realized and unrealized gain (loss) on investments	0.07	0.44	1.09	(1.70)	(0.09)	0.07
Total from investment operations	0.30	0.90	1.53	(1.25)	0.40	0.54
Less Distributions:						
Distributions from net investment income						
Return of capital	(0.21)	(0.45)	(0.42)	(0.44)	(0.47)	(0.46)
Total distributions	(0.21)	(0.45)	(0.42)	(0.44)	(0.47)	(0.46)
Net increase (decrease) in net asset value	0.09	0.45	1.11	(1.69)	(0.07)	0.08
Net Asset Value at end of period	$ 7.28	$ 7.19	$ 6.74	$ 5.63	$ 7.32	$ 7.39
Total Return (%)[2]	4.20[3]	13.86	28.08	(17.93)	5.50	7.64
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$4,035	$4,571	$4,711	$ 5,833	$12,255	$17,099
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	1.75[4]	1.75	1.81	1.90	1.96	1.97
After reimbursement of expenses by Adviser (%)	1.75[4]	1.75	1.75	1.75	1.75	1.75
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	6.17[4]	6.62	7.01	6.04	6.37	6.24
Portfolio Turnover (%)[5]	23[3]	47	73	59	74	67

CLASS Y

	Six Months Ended 4/30/11 (unaudited)	2010	2009	2008	2007	Inception to 10/31/06[1]
		Year Ended October 31,				
Net Asset Value at beginning of period	$ 7.09	$ 6.65	$ 5.56	$ 7.30	$ 7.36	$ 7.21
Income from Investment Operations:						
Net investment income	0.25	0.52	0.47	0.48	0.51	0.16
Net realized and unrealized gain (loss) on investments	0.08	0.44	1.10	(1.65)	(0.03)	0.17
Total from investment operations	0.33	0.96	1.57	(1.17)	0.48	0.33
Less Distributions:						
Distributions from net investment income	(0.26)	(0.52)	(0.48)	(0.57)	(0.54)	(0.18)
Total distributions	(0.26)	(0.52)	(0.48)	(0.57)	(0.54)	(0.18)
Net increase (decrease) in net asset value	0.07	0.44	1.09	(1.74)	(0.06)	0.15
Net Asset Value at end of period	$ 7.16	$ 7.09	$ 6.65	$ 5.56	$ 7.30	$ 7.36
Total Return (%)[2]	4.76[3]	15.04	29.35	(17.09)	6.72	4.59[3]
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$86,955	$94,907	$80,394	$33,127	$21,115	$ 2,637
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	0.75[4]	0.75	0.80	0.89	0.94	1.06[4]
After reimbursement of expenses by Adviser (%)	0.75[4]	0.75	0.75	0.75	0.75	0.75[4]
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	7.17[4]	7.61	8.04	7.03	7.43	7.33[4]
Portfolio Turnover (%)[5]	23[3]	47	73	59	74	67[3]

[1] Commenced investment operations June 30, 2006.
[2] Total return without applicable sales charge.
[3] Not annualized.
[4] Annualized.
[5] Portfolio Turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

DIVERSIFIED INCOME FUND

	Six Months Ended 4/30/11 (unaudited)	Year Ended October 31,				
		2010	**2009**	**2008**	**2007**	**2006**
CLASS A						
Net Asset Value at beginning of period	$11.16	$10.17	$ 9.92	$13.24	$13.20	$12.25
Income from Investment Operations:						
Net investment income	0.15	0.34	0.38	0.45	0.49	0.26
Net realized and unrealized gain (loss) on investments	0.74	0.98	0.28	(2.30)	0.27	0.95
Total from investment operations	0.89	1.32	0.66	(1.85)	0.76	1.21
Less Distributions:						
Distributions from net investment income	(0.15)	(0.33)	(0.41)	(0.47)	(0.49)	(0.26)
Distributions from capital gains	—	—	—	(1.00)	(0.23)	—
Total distributions	(0.15)	(0.33)	(0.41)	(1.47)	(0.72)	(0.26)
Net increase (decrease) in net asset value	0.74	0.99	0.25	(3.32)	0.04	0.95
Net Asset Value at end of period	$11.90	$11.16	$10.17	$ 9.92	$13.24	$13.20
Total Return (%)[1]	8.02[2]	13.15	7.07	(15.39)	5.95	9.97
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$74,336	$73,040	$71,014	$70,095	$90,254	$91,339
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	1.10[3]	1.10	1.27	1.29	1.25	1.21
After reimbursement of expenses by Adviser (%)	1.10[3]	1.10	1.10	1.10	1.10	1.10
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	2.61[3]	3.10	3.98	3.94	3.73	2.01
Portfolio Turnover (%)[4]	6[2]	24	28	15	62	62
CLASS B						
Net Asset Value at beginning of period	$11.22	$10.22	$ 9.96	$13.25	$13.22	$12.26
Income from Investment Operations:						
Net investment income	0.10	0.26	0.32	0.39	0.40	0.16
Net realized and unrealized gain (loss) on investments	0.74	0.99	0.28	(2.34)	0.26	0.96
Total from investment operations	0.84	1.25	0.60	(1.95)	0.66	1.12
Less Distributions:						
Distributions from net investment income	(0.10)	(0.25)	(0.34)	(0.34)	(0.40)	(0.16)
Distributions from capital gains	—	—	—	(1.00)	(0.23)	—
Total distributions	(0.10)	(0.25)	(0.34)	(1.34)	(0.63)	(0.16)
Net increase (decrease) in net asset value	0.74	1.00	0.26	(3.29)	0.03	0.96
Net Asset Value at end of period	$11.96	$11.22	$10.22	$9.96	$13.25	$13.22
Total Return (%)[1]	7.56[2]	12.35	6.24	(16.01)	5.09	9.23
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$18,252	$18,511	$18,322	$28,156	$57,581	$80,486
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	1.85[3]	1.85	2.04	2.04	2.00	1.96
After reimbursement of expenses by Adviser (%)	1.85[3]	1.85	1.85	1.85	1.85	1.85
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	1.86[3]	2.35	3.33	3.18	2.99	1.27
Portfolio Turnover (%)[4]	6[2]	24	28	15	62	62

[1] Total return without applicable sales charge.
[2] Not annualized.
[3] Annualized.
[4] Portfolio Turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

EQUITY INCOME FUND

	Six Months Ended 4/30/11 (unaudited)	Inception to 10/31/10[1]
CLASS A		
Net Asset Value at beginning of period	$10.27	$10.00
Income from Investment Operations:		
Net investment loss	(0.01)	(0.04)
Net realized and unrealized gain on investments	0.61	0.71
Total from investment operations	0.60	0.67
Less Distributions:		
Distributions from net investment income	(0.20)	–
Distributions from capital gains	(0.41)	(0.40)
Total distributions	(0.61)	(0.40)
Net increase in net asset value	(0.01)	0.27
Net Asset Value at end of period	$10.26	$10.27
Total Return (%)[2]	6.00[3]	7.03
Ratios/Supplemental Data:		
Net Assets at end of period (in 000's)	$ 4,115	$2,886
Ratios of expenses to average net assets:	1.24[4]	1.25
Ratio of net investment income to average net assets	(0.61)[4]	(0.64)
Portfolio Turnover (%)[5]	43[3]	58
CLASS Y		
Net Asset Value at beginning of period[1]	$10.29	$10.00
Income from Investment Operations:		
Net investment loss	0.01	(0.04)
Net realized and unrealized gain on investments	0.61	0.73
Total from investment operations	0.62	0.69
Less Distributions:		
Distributions from net investment income	(0.20)	–
Distributions from capital gains	(0.41)	(0.40)
Total distributions	(0.61)	(0.40)
Net increase in net asset value	0.01	0.29
Net Asset Value at end of period	$10.30	$10.29
Total Return (%)[2]	6.19[3]	7.23
Ratios/Supplemental Data:		
Net Assets at end of period (in 000's)	$30,112	$32,634
Ratios of expenses to average net assets	0.99[4]	1.00
Ratio of net investment income to average net assets	(0.35)[4]	(0.46)
Portfolio Turnover (%)[5]	43[3]	58

[1] Commenced investment operations October 31, 2009
[2] Total return without applicable sales charge
[3] Not annualized.
[4] Annualized.
[5] Portfolio Turnover is calculated at the fund level and represents the entire period.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

LARGE CAP VALUE FUND

	Six Months Ended 4/30/11 (unaudited)	Year Ended October 31,				
		2010	**2009**	**2008**	**2007**	**2006**
CLASS A						
Net Asset Value at beginning of period	$11.40	$10.57	$10.60	$16.91	$15.47	$13.20
Income from Investment Operations:						
Net investment income	0.08	0.12	0.20	0.28	0.22	0.22
Net realized and unrealized gain (loss) on investments	1.85	0.85	(0.01)	(6.30)	1.45	2.23
Total from investment operations	1.93	0.97	0.19	(6.02)	1.67	2.45
Less Distributions:						
Distributions from net investment income	(0.14)	(0.14)	(0.22)	(0.19)	(0.23)	(0.18)
Distributions from capital gains	—	—	—	(0.10)	—	—
Total distributions	(0.14)	(0.14)	(0.22)	(0.29)	(0.23)	(0.18)
Net increase (decrease) in net asset value	1.79	0.83	(0.03)	(6.31)	1.44	2.27
Net Asset Value at end of period	$13.19	$11.40	$10.57	$10.60	$16.91	$15.47
Total Return (%)[1]	17.10[2]	9.22	2.08	(36.17)	10.88	18.75
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$59,522	$53,520	$54,242	$58,075	$116,358	$113,441
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	1.16[3]	1.16	1.19	1.16	1.13	1.16
After reimbursement of expenses by Adviser (%)	1.16[3]	1.16	1.18	1.16	1.13	1.00
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	1.39[3]	1.07	2.00	1.87	1.32	1.53
Portfolio Turnover (%)[4]	18[2]	70	86	55	47	45
CLASS B						
Net Asset Value at beginning of period	$11.20	$10.38	$10.42	$16.61	$15.20	$12.97
Income from Investment Operations:						
Net investment income	0.04	0.06	0.19	0.27	0.16	0.15
Net realized and unrealized gain (loss) on investments	1.82	0.82	(0.08)	(6.29)	1.36	2.16
Total from investment operations	1.86	0.88	0.11	(6.02)	1.52	2.31
Less Distributions:						
Distributions from net investment income	(0.05)	(0.06)	(0.15)	(0.07)	(0.11)	(0.08)
Distributions from capital gains	—	—	—	(0.10)	—	—
Total distributions	(0.05)	(0.06)	(0.15)	(0.17)	(0.11)	(0.08)
Net increase (decrease) in net asset value	1.81	0.82	(0.04)	(6.19)	1.41	2.23
Net Asset Value at end of period	$13.01	$11.20	$10.38	$10.42	$16.61	$15.20
Total Return (%)[1]	16.69[2]	8.45	1.23	(36.59)	10.03	17.86
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$9,553	$8,863	$9,637	$14,993	$43,146	$62,766
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	1.91[3]	1.91	1.95	1.91	1.89	1.90
After reimbursement of expenses by Adviser (%)	1.91[3]	1.91	1.94	1.91	1.88	1.75
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	0.64[3]	0.31	1.36	1.11	0.61	0.80
Portfolio Turnover (%)[4]	18[2]	70	86	55	47	45

[1] Total return without applicable sales charge.
[2] Not annualized.
[3] Annualized.
[4] Portfolio Turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

LARGE CAP VALUE FUND

	Six Months Ended 4/30/11 (unaudited)	Year Ended October 31,				Inception to 10/31/06[1]
		2010	**2009**	**2008**	**2007**	
CLASS Y						
Net Asset Value at beginning of period	$11.42	$10.58	$10.62	$16.93	$15.48	$14.07
Income from Investment Operations:						
Net investment income	0.12	0.15	0.18	0.22	0.21	0.03
Net realized and unrealized gain (loss) on investments	1.83	0.86	0.03	(6.20)	1.51	1.38
Total from investment operations	1.95	1.01	0.21	(5.98)	1.72	1.41
Less Distributions:						
Distributions from net investment income	(0.18)	(0.17)	(0.25)	(0.23)	(0.27)	–
Return of capital	–	–	–	(0.10)	–	–
Total distributions	(0.18)	(0.17)	(0.25)	(0.33)	(0.27)	–
Net increase (decrease) in net asset value	1.77	0.84	(0.04)	(6.31)	1.45	1.41
Net Asset Value at end of period	$13.19	$11.42	$10.58	$10.62	$16.93	$15.48
Total Return (%)[2]	17.19[3]	9.58	2.24	(35.97)	11.21	10.02[3]
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$90,154	$90,233	$80,167	$54,828	$47,949	$7,169
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	0.91[4]	0.91	0.93	0.91	0.87	0.96
After reimbursement of expenses by Adviser (%)	0.91[4]	0.91	0.93	0.91	0.88	0.75
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	1.64[4]	1.31	2.12	2.07	1.47	1.31[4]
Portfolio Turnover (%)[6]	18[3]	70	86	55	47	45[3]

LARGE CAP GROWTH FUND

	Six Months Ended 4/30/11 (unaudited)	Year Ended October 31,				
		2010	**2009**	**2008**	**2007**	**2006**
CLASS A						
Net Asset Value at beginning of period	$15.20	$13.15	$11.07	$17.39	$14.70	$13.72
Income from Investment Operations:						
Net investment income	0.00[5]	0.02	0.05	0.03	(0.00)[5]	0.00[5]
Net realized and unrealized gain (loss) on investments	1.92	2.08	2.05	(6.35)	2.69	1.05
Total from investment operations	1.92	2.10	2.10	(6.32)	2.69	1.05
Less Distributions:						
Distributions from net investment income	(0.02)	(0.05)	(0.02)	–	–	(0.07)
Total distributions	(0.02)	(0.05)	(0.02)	–	–	(0.07)
Net increase (decrease) in net asset value	1.90	2.05	2.08	(6.32)	2.69	0.98
Net Asset Value at end of period	$17.10	$15.20	$13.15	$11.07	$17.39	$14.70
Total Return (%)[2]	12.63[3]	15.96	18.99	(36.34)	18.30	7.71
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$52,485	$48,389	$45,398	$38,538	$68,253	$65,216
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	1.20[4]	1.20	1.31	1.34	1.43	1.45
After reimbursement of expenses by Adviser (%)	1.20[4]	1.20	1.20	1.20	1.20	1.20
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	(0.03)[4]	0.13	0.41	0.18	(0.02)	0.09
Portfolio Turnover (%)[6]	38[3]	79	105	141	93	148

[1] Commenced investment operations June 30, 2006.
[2] Total return without applicable sales charge.
[3] Not annualized.
[4] Annualized.
[5] Amounts represent less than $0.005 per share.
[6] Portfolio Turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

LARGE CAP GROWTH FUND

	Six Months Ended 4/30/11 (unaudited)	Year Ended October 31,				
		2010	**2009**	**2008**	**2007**	**2006**
CLASS B						
Net Asset Value at beginning of period	$13.99	$12.16	$10.30	$16.29	$13.88	$12.98
Income from Investment Operations:						
Net investment income	(0.06)	(0.08)	(0.02)	(0.11)	(0.13)	(0.09)
Net realized and unrealized gain (loss) on investments	1.77	1.91	1.88	(5.88)	2.54	0.99
Total from investment operations	1.71	1.83	1.86	(5.99)	2.41	0.90
Net increase (decrease) in net asset value	1.71	1.83	1.86	(5.99)	2.41	0.90
Net Asset Value at end of period	$15.70	$13.99	$12.16	$10.30	$16.29	$13.88
Total Return (%)[2]	12.22[3]	15.05	18.06	(36.77)	17.36	6.93
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$9,998	$9,698	$9,665	$13,580	$36,147	$43,975
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	1.95[4]	1.95	2.07	2.10	2.18	2.20
After reimbursement of expenses by Adviser (%)	1.95[4]	1.95	1.95	1.95	1.95	1.95
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	(0.78)[4]	(0.62)	(0.30)	(0.56)	(0.76)	(0.65)
Portfolio Turnover (%)[6]	38[3]	79	105	141	93	148

	Six Months Ended 4/30/11 (unaudited)	Year Ended October 31,				Inception to 10/31/06[1]
		2010	**2009**	**2008**	**2007**	
CLASS Y						
Net Asset Value at beginning of period	$15.30	$13.23	$11.14	$17.45	$14.72	$13.71
Income from Investment Operations:						
Net investment income	0.02	0.07	0.06	0.06	0.02	(0.00)[5]
Net realized and unrealized gain (loss) on investments	1.93	2.08	2.07	(6.37)	2.71	1.01
Total from investment operations	1.95	2.15	2.13	(6.31)	2.73	1.01
Less Distributions:						
Distributions from net investment income	(0.05)	(0.08)	(0.04)	–	–	–
Total distributions	(0.05)	(0.08)	(0.04)	–	–	–
Net increase (decrease) in net asset value	1.90	2.07	2.09	(6.31)	2.73	1.01
Net Asset Value at end of period	$17.20	$15.30	$13.23	$11.14	$17.45	$14.72
Total Return (%)[2]	12.78[3]	16.26	19.26	(36.16)	18.55	7.37[3]
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$88,161	$94,475	$106,390	$70,203	$52,811	$9,939
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	0.95[4]	0.95	1.06	1.09	1.16	1.30[4]
After reimbursement of expenses by Adviser (%)	0.95[4]	0.95	0.95	0.95	0.95	0.95[4]
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	0.22[4]	0.38	0.63	0.45	0.19	(0.07)[4]
Portfolio Turnover (%)[6]	38[3]	79	105	141	93	148[3]

[1] Commenced investment operations June 30, 2006.
[2] Total return without applicable sales charge.
[3] Not annualized.
[4] Annualized.
[5] Amounts represent less than $0.005 per share.
[6] Portfolio Turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

MID CAP FUND

	Six Months Ended 4/30/11 (unaudited)	Year Ended October 31,				
		2010	**2009**	**2008**	**2007**	**2006**
CLASS A						
Net Asset Value at beginning of period	$ 5.95	$ 4.95	$ 4.08	$ 7.45	$ 6.27	$ 5.36
Income from Investment Operations:						
Net investment income	0.01	(0.02)	(0.03)	(0.04)	(0.07)	(0.04)
Net realized and unrealized gain (loss) on investments	1.21	1.02	0.90	(3.28)	1.25	0.95
Total from investment operations	1.22	1.00	0.87	(3.32)	1.18	0.91
Less Distributions:						
Distributions from capital gains	–	–	–	(0.05)	–	–
Total distributions	–	0.00	–	(0.05)	–	–
Net increase (decrease) in net asset value	1.22	1.00	0.87	(3.37)	1.18	0.91
Net Asset Value at end of period	$ 7.17	$ 5.95	$ 4.95	$ 4.08	$ 7.45	$ 6.27
Total Return (%)[1]	20.50[2]	20.20	21.03	(44.71)	18.82	16.98
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$49,072	$42,627	$17,138	$14,241	$33,459	$33,899
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	1.40[3]	1.40	1.56	1.44	1.50	1.61
After reimbursement of expenses by Adviser (%)	1.40[3]	1.40	1.40	1.40	1.33	1.20
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	0.18[3]	(0.50)	(0.61)	(0.56)	(0.87)	(0.59)
Portfolio Turnover (%)[4]	40[2]	68	198	127	109	207
CLASS B						
Net Asset Value at beginning of period	$ 5.49	$ 4.60	$ 3.83	$ 7.04	$ 5.96	$ 5.14
Income from Investment Operations:						
Net investment income	(0.02)	(0.05)	(0.06)	(0.10)	(0.13)	(0.08)
Net realized and unrealized gain (loss) on investments	1.12	0.94	0.83	(3.06)	1.21	0.90
Total from investment operations	1.10	0.89	0.77	(3.16)	1.08	0.82
Less Distributions:						
Distributions from capital gains	–	–	–	(0.05)	–	–
Total distributions	–	0.00	–	(0.05)	–	–
Net increase (decrease) in net asset value	1.10	0.89	0.77	(3.21)	1.08	0.82
Net Asset Value at end of period	$ 6.59	$ 5.49	$ 4.60	$ 3.83	$ 7.04	$ 5.96
Total Return (%)[1]	20.04[2]	19.35	20.10	(45.18)	17.92	16.15
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$10,956	$9,879	$4,231	$ 4,891	$13,598	$15,754
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	2.15[3]	2.15	2.32	2.19	2.25	2.35
After reimbursement of expenses by Adviser (%)	2.15[3]	2.15	2.15	2.15	2.08	1.95
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	(0.56)[3]	(1.24)	(1.34)	(1.32)	(1.62)	(1.36)
Portfolio Turnover (%)[4]	40[2]	68	198	127	109	207

[1] Total return without applicable sales charge.
[2] Not annualized.
[3] Annualized.
[4] Portfolio Turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

MID CAP FUND

	Six Months Ended 4/30/11 (unaudited)	Year Ended October 31,				Inception to 10/31/06[1]
		2010	**2009**	**2008**	**2007**	
CLASS Y						
Net Asset Value at beginning of period	$ 6.01	$ 5.00	$ 4.11	$ 7.47	$ 6.27	$ 5.84
Income from Investment Operations:						
Net investment income	0.01	(0.01)	(0.01)	(0.02)	(0.03)	(0.01)
Net realized and unrealized gain (loss) on investments	1.24	1.02	0.90	(3.29)	1.23	0.44
Total from investment operations	1.25	1.01	0.89	(3.31)	1.20	0.43
Less Distributions:						
Distributions from capital gains	–	–	–	(0.05)	–	–
Total distributions	–	0.00	–	(0.05)	–	–
Net increase (decrease) in net asset value	1.25	1.01	0.89	(3.36)	1.20	0.43
Net Asset Value at end of period	$ 7.26	$ 6.01	$ 5.00	$ 4.11	$ 7.47	$ 6.27
Total Return (%)[3]	20.80[4]	20.20	21.65	(44.66)	19.11	7.53[4]
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$29,506	$26,101	$23,389	$17,649	$32,631	$ 7,830
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	1.15[5]	1.15	1.30	1.19	1.22	1.47[5]
After reimbursement of expenses by Adviser (%)	1.15[5]	1.15	1.15	1.15	1.11	0.95[5]
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	0.43[5]	(0.23)	(0.37)	(0.27)	(0.62)	(0.58)[5]
Portfolio Turnover (%)[7]	40[4]	68	198	127	109	207[4]

SMALL CAP FUND

	Six Months Ended 4/30/11 (unaudited)	Year Ended October 31,			Inception to 10/31/07[2]
		2010	**2009**	**2008**	
CLASS A					
Net Asset Value at beginning of period	$ 9.93	$ 8.24	$ 7.29	$10.36	$10.00
Income from Investment Operations:					
Net investment income	0.04	0.00[5]	0.03	0.22	0.06
Net realized and unrealized gain (loss) on investments	2.11	1.70	0.94	(3.07)	0.30
Total from investment operations	2.15	1.70	0.97	(2.85)	0.36
Redemption Fees (see Note 2)	0.00[6]	–	–	–	–
Less Distributions:					
Distributions from investment income	(0.05)	(0.01)	(0.02)	(0.05)	–
Distributions from capital gains	–	–	–	(0.17)	–
Total distributions	(0.05)	(0.01)	(0.02)	(0.22)	–
Net increase (decrease) in net asset value	2.10	1.69	0.95	(3.07)	0.36
Net Asset Value at end of period	$12.03	$ 9.93	$ 8.24	$ 7.29	$10.36
Total Return (%)[3]	21.66[4]	20.60	13.30	(28.02)	3.60[4]
Ratios/Supplemental Data:					
Net Assets at end of period (in 000's)	$3,536	$2,540	$1,301	$ 883	$6,098
Ratios of expenses to average net assets:					
Before reimbursement of expenses by Adviser (%)	1.50[5]	1.50	2.85	2.18	2.61[5]
After reimbursement of expenses by Adviser (%)	1.50[5]	1.50	1.50	1.50	1.50[5]
Ratio of net investment income to average net assets					
After reimbursement of expenses by Adviser (%)	0.59[5]	0.04	0.50	0.56	0.71[5]
Portfolio Turnover (%)[7]	8[4]	40	21	55	14[4]

[1] Commenced investment operations June 30, 2006.
[2] Commenced investment operations December 27, 2006.
[3] Total return without applicable sales charge.
[4] Not annualized.
[5] Annualized.
[6] Amounts represent less than $0.005 per share.
[7] Portfolio Turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

SMALL CAP FUND

	Six Months Ended 4/30/11 (unaudited)	Year Ended October 31,			Inception to 10/31/07[1]
		2010	2009	2008	
CLASS B					
Net Asset Value at beginning of period	$ 9.78	$ 8.18	$ 7.24	$10.29	$10.00
Income from Investment Operations:					
Net investment income	(0.01)	(0.07)	(0.02)	0.03	(0.00)[5]
Net realized and unrealized gain (loss) on investments	2.08	1.67	0.94	(2.91)	0.29
Total from investment operations	2.07	1.60	0.92	(2.88)	0.29
Redemption Fees (see Note 2)	–	–	0.02	0.02	0.00[5]
Less Distributions:		–			
Distributions from net investment income	(0.03)	–	–	–	–
Distributions from capital gains	–	–	–	(0.17)	–
Total distributions	(0.03)	0.00	–	(0.17)	–
Net increase (decrease) in net asset value	2.04	1.60	0.94	(3.05)	0.29
Net Asset Value at end of period	$11.82	$ 9.78	$ 8.18	$ 7.24	$10.29
Total Return (%)[2]	21.23[3]	19.56	12.98	(28.38)	2.90[3]
Ratios/Supplemental Data:					
Net Assets at end of period (in 000's)	$338	$262	$100	$ 67	$200
Ratios of expenses to average net assets:					
Before reimbursement of expenses by Adviser (%)	2.25[4]	2.25	11.03	7.88	11.24[4]
After reimbursement of expenses by Adviser (%)	2.25[4]	2.25	2.25	2.25	2.25[4]
Ratio of net investment income to average net assets					
After reimbursement of expenses by Adviser (%)	(0.20)[4]	(0.72)	(0.22)	(0.19)	(0.01)[4]
Portfolio Turnover (%)[6]	8[3]	40	21	55	14[3]
CLASS Y					
Net Asset Value at beginning of period	$ 9.91	$ 8.22	$ 7.31	$10.37	$ 9.82
Income from Investment Operations:					
Net investment income	0.05	0.03	0.05	0.06	0.05
Net realized and unrealized gain (loss) on investments	2.10	1.69	0.92	(2.88)	0.50
Total from investment operations	2.15	1.72	0.97	(2.82)	0.55
Less Distributions:					
Distributions from net investment income	(0.06)	(0.03)	(0.06)	(0.07)	–
Distributions from capital gains	–	–	–	(0.17)	–
Total distributions	(0.06)	(0.03)	(0.06)	(0.24)	–
Net increase (decrease) in net asset value	2.09	1.69	0.91	(3.06)	0.55
Net Asset Value at end of period	$12.00	$ 9.91	$ 8.22	$ 7.31	$10.37
Total Return (%)[2]	21.77[3]	20.90	13.53	(27.71)	5.60[3]
Ratios/Supplemental Data:					
Net Assets at end of period (in 000's)	$26,739	$29,240	$20,389	$13,453	$14,949
Ratios of expenses to average net assets:					
Before reimbursement of expenses by Adviser (%)	1.25[4]	1.25	1.52	1.61	1.91[4]
After reimbursement of expenses by Adviser (%)	1.25[4]	1.25	1.25	1.25	1.25[4]
Ratio of net investment income to average net assets					
After reimbursement of expenses by Adviser (%)	0.94[4]	0.29	0.77	0.81	0.99[4]
Portfolio Turnover (%)[6]	8[3]	40	21	55	14[3]

[1] Commenced investment operations December 27, 2006.
[2] Total return without applicable sales charge.
[3] Not annualized.
[4] Annualized.
[5] Amounts represent less than $0.005 per share.
[6] Portfolio Turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

INTERNATIONAL STOCK FUND

	Six Months Ended 4/30/11 (unaudited)	Year Ended October 31,				
		2010	**2009**	**2008**	**2007**	**2006**
CLASS A						
Net Asset Value at beginning of period	$10.58	$ 9.94	$ 8.47	$17.05	$15.66	$12.65
Income from Investment Operations:						
Net investment income	0.08	0.12	0.15	0.23	0.16	0.15
Net realized and unrealized gain (loss) on investments	1.06	0.77	1.69	(6.06)	2.92	3.01
Total from investment operations	1.14	0.89	1.84	(5.83)	3.08	3.16
Less Distributions:						
Distributions from net investment income	(0.15)	(0.25)	(0.16)	(0.24)	(0.11)	(0.14)
Distributions from capital gains	—	—	(0.21)	(2.51)	(1.58)	(0.01)
Total distributions	(0.15)	(0.25)	(0.37)	(2.75)	(1.69)	(0.15)
Net increase (decrease) in net asset value	0.99	0.64	1.47	(8.58)	1.39	3.01
Net Asset Value at end of period	$11.57	$10.58	$ 9.94	$ 8.47	$17.05	$15.66
Total Return (%)[1]	10.90[2]	9.01	22.82	(40.46)	21.24	25.11
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$25,214	$23,505	$23,094	$19,040	$52,145	$78,958
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	1.60[3]	1.60	1.73	1.93	1.89	1.87
After reimbursement of expenses by Adviser (%)	1.60[3]	1.60	1.60	1.60	1.60	1.60
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	1.55[3]	1.19	1.81	1.67	0.99	1.03
Portfolio Turnover (%)[4]	23[2]	52	82	69	79	63
CLASS B						
Net Asset Value at beginning of period	$10.39	$ 9.76	$ 8.33	$16.79	$15.45	$12.48
Income from Investment Operations:						
Net investment income	0.04	0.05	0.14	0.18	0.08	0.03
Net realized and unrealized gain (loss) on investments	1.04	0.75	1.60	(6.01)	2.84	2.98
Total from investment operations	1.08	0.80	1.74	(5.83)	2.92	3.01
Less Distributions:						
Distributions from net investment income	(0.08)	(0.17)	(0.10)	(0.12)	—	(0.03)
Distributions from capital gains	—	—	(0.21)	(2.51)	(1.58)	(0.01)
Total distributions	(0.08)	(0.17)	(0.31)	(2.63)	(1.58)	(0.04)
Net increase (decrease) in net asset value	1.00	0.63	1.43	(8.46)	1.34	2.97
Net Asset Value at end of period	$11.39	$10.39	$ 9.76	$ 8.33	$16.79	$15.45
Total Return (%)[1]	10.49[2]	8.26	21.91	(40.95)	20.31	24.18
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$ 4,991	$ 4,854	$ 5,109	$ 6,237	$15,630	$16,175
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	2.35[3]	2.35	2.49	2.69	2.64	2.62
After reimbursement of expenses by Adviser (%)	2.35[3]	2.35	2.35	2.35	2.35	2.35
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	0.81[3]	0.43	1.09	1.04	0.41	0.32
Portfolio Turnover (%)[4]	23[2]	52	82	69	79	63

[1] Total return without applicable sales charge.
[2] Not annualized.
[3] Annualized.
[4] Portfolio Turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

Financial Highlights for a Share of Beneficial Interest Outstanding

INTERNATIONAL STOCK FUND

	Six Months Ended 4/30/11 (unaudited)	Year Ended October 31,				Inception to 10/31/06[1]
		2010	2009	2008	2007	
CLASS Y						
Net Asset Value at beginning of period	$10.59	$ 9.95	$ 8.48	$17.08	$15.68	$14.57
Income from Investment Operations:						
Net investment income	0.10	0.22	0.16	0.31	0.17	0.01
Net realized and unrealized gain (loss) on investments	1.05	0.69	1.70	(6.12)	2.96	1.10
Total from investment operations	1.15	0.91	1.86	(5.81)	3.13	1.11
Less Distributions:						
Distributions from net investment income	(0.18)	(0.27)	(0.18)	(0.28)	(0.15)	–
Distributions from capital gains	–	–	(0.21)	(2.51)	(1.58)	–
Total distributions	(0.18)	(0.27)	(0.39)	(2.79)	(1.73)	–
Net increase (decrease) in net asset value	0.97	0.64	1.47	(8.60)	1.40	1.11
Net Asset Value at end of period	$11.56	$10.59	$ 9.95	$ 8.48	$17.08	$15.68
Total Return (%)[2]	10.98[3]	9.28	23.25	(40.41)	21.59	7.62[3]
Ratios/Supplemental Data:						
Net Assets at end of period (in 000's)	$64,105	$74,421	$120,187	$81,569	$60,525	$9,025
Ratios of expenses to average net assets:						
Before reimbursement of expenses by Adviser (%)	1.35[4]	1.35	1.47	1.68	1.66	1.72[4]
After reimbursement of expenses by Adviser (%)	1.35[4]	1.35	1.35	1.35	1.35	1.35[4]
Ratio of net investment income to average net assets						
After reimbursement of expenses by Adviser (%)	1.74[4]	1.42	2.07	2.25	1.48	0.48[4]
Portfolio Turnover (%)[5]	23[3]	52	82	69	79	63[3]

[1] Commenced investment operations June 30, 2006.
[2] Total return without applicable sales charge.
[3] Not annualized.
[4] Annualized.
[5] Portfolio Turnover is calculated at the fund level and represents the entire fiscal year or period.

See accompanying Notes to Financial Statements.

Notes to Financial Statements (unaudited)

1. ORGANIZATION

The MEMBERS Mutual Funds, a Delaware business trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a diversified, open-end, management investment company. As of the date of this report, the Trust offers thirteen funds (individually, a "Fund," collectively, the "Funds"). The Declaration of Trust permits the Trustees to issue an unlimited number of shares of beneficial interest of the Trust without par value. The Trust has entered into an Investment Advisory Agreement with Madison Asset Management, LLC (the "Investment Adviser"). The Investment Adviser, in turn, has entered into subadvisory agreements with certain subadvisers ("Subadvisers") for the management of the investments of the High Income Fund, Small Cap Fund, and the International Stock Fund. The accompanying financial statements include the Cash Reserves, Bond, High Income, Diversified Income, Equity Income, Large Cap Value, Large Cap Growth, Mid Cap, Small Cap and International Stock Funds (collectively, the "Core Funds"), and the Conservative Allocation, Moderate Allocation, and Aggressive Allocation Funds (collectively, the "Target Allocation Funds"). The Core Funds, excluding the Cash Reserves, Diversified Income and Equity Income Funds, offer three classes of shares: Class A, B and Y, the Target Allocation Funds offer three classes of shares: Class A, B and C. The Cash Reserves Fund and the Diversified Income Fund, offer two classes of shares: Class A and B, and the Equity Income Fund offers two classes of shares: Class A and Y. Each class of shares represents an interest in the assets of the respective Fund and has identical voting, dividend, liquidation and other rights, except that each class of shares bears its own distribution fees and servicing fees, if any, its proportional share of Fund level expenses, is subject to its own sales charges, if any, and has exclusive voting rights on matters pertaining to Rule 12b-1 of the 1940 Act as it relates to that class and other class-specific matters.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates. The following is a summary of significant accounting policies consistently followed by each Fund in the preparation of its financial statements.

Portfolio Valuation: Securities and other investments are valued as follows: Equity securities and exchange-traded funds ("ETFs") listed on any U.S. or foreign stock exchange or quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") are valued at the last quoted sale price or official closing price on that exchange or NASDAQ on the valuation day (provided that, for securities traded on NASDAQ, the Funds utilize the NASDAQ Official Closing Price). If no sale occurs, equities traded on a U.S. exchange, on NASDAQ or a foreign exchange are valued at the official bid price. Debt securities purchased with a remaining maturity of 61 days or more are valued by a pricing service selected by the Trust or on the basis of dealer-supplied quotations. Short-term instruments having maturities of 60 days or less and all securities in the Cash Reserves Fund are valued on an amortized cost basis, which approximates market value. Investments in shares of open-end mutual funds, including money market funds, are valued at their daily net asset value ("NAV") which is calculated as of the close of regular trading on the New York Stock Exchange (usually 4:00 p.m. Eastern Standard Time) on each day on which the New York Stock Exchange is open for business. NAV per share is determined by dividing each Fund's total net assets by the number of shares of such Fund outstanding at the time of calculation. Total net assets are determined by adding the total current value of portfolio securities, cash, receivables, and other assets and subtracting liabilities.

Over-the-counter securities not listed or traded on NASDAQ are valued at the last sale price on the valuation day. If no sale occurs on the valuation day, an over-the-counter security is valued at the official bid price. Over-the-counter options are valued based upon prices provided by market makers in such securities or dealers in such currencies. Exchange traded options are valued at the last sale or bid price on the exchange where such option contract is principally traded except for the Equity

Notes to Financial Statements (unaudited)

Income Fund where they are valued at the mean of the best bid and best ask prices across all option exchanges. Financial futures contracts generally are valued at the settlement price established by the exchange(s) on which the contracts are primarily traded. The Funds' Pricing Committee (the "Committee") shall estimate the fair value of futures positions affected by the daily limit by using its valuation procedures for determining fair value, when necessary. Spot and forward foreign currency exchange contracts are valued based on quotations supplied by dealers in such contracts. Overnight repurchase agreements are valued at cost, and term repurchase agreements (i.e., those whose maturity exceeds seven days), swaps, caps, collars and floors are valued at the average of the closing bids obtained daily from at least one dealer.

The value of all assets and liabilities expressed in foreign currencies was converted into U.S. dollar values using the then current exchange rate at the close of regular trading on the New York Stock Exchange (usually 4:00 p.m. Eastern Standard Time).

All other securities for which either quotations are not readily available, no other sales have occurred, or in the Investment Adviser's opinion, do not reflect the current market value, are appraised at their fair values as determined in good faith by the Committee and under the general supervision of the Board of Trustees. When fair value pricing of securities is employed, the prices of securities used by the Funds to calculate NAV may differ from market quotations or official closing prices. Because the Target Allocation Funds primarily invest in underlying funds, government securities and short-term paper, it is not anticipated that the Investment Adviser will need to "fair" value any of the investments of these Funds. However, an underlying fund may need to "fair" value one or more of its investments, which may, in turn, require a Target Allocation Fund to do the same because of delays in obtaining the underlying fund's NAV.

A Fund's investments (or underlying fund) will be valued at fair value if, in the judgment of the Committee, an event impacting the value of an investment occurred between the closing time of a security's primary market or exchange (for example, a foreign exchange or market) and the time the Fund's share price is calculated as of the close of regular trading on the New York Stock Exchange (usually 4:00 p.m. Eastern Standard Time). Significant events may include, but are not limited to, the following: (1) significant fluctuations in domestic markets, foreign markets or foreign currencies; (2) occurrences not directly tied to the securities markets such as natural disasters, armed conflicts or significant government actions; and (3) major announcements affecting a single issuer or an entire market or market sector. In responding to a significant event, the Committee would determine the fair value of affected securities considering factors including, but not limited to: fundamental analytical data relating to the investment; the nature and duration of any restrictions on the disposition of the investment; and the forces influencing the market(s) in which the investment is purchased or sold. The Committee may rely on an independent fair valuation service to adjust the valuations of foreign equity securities based on specific market-movement parameters established by the Committee and approved by the Funds.

Security Transactions and Investment Income: Security transactions are accounted for on a trade date basis. Net realized gains or losses on sales are determined by the identified cost method. Interest income is recorded on an accrual basis. Dividend income is recorded on ex-dividend date. Amortization and accretion are recorded on the effective yield method.

Federal Income Taxes: It is each Fund's policy to comply with the requirements of Subchapter M of the Internal Revenue Code of 1986 applicable to regulated investment companies and to distribute substantially all its taxable income to its shareholders. Accordingly, no provisions for federal income taxes are recorded in the accompanying financial statements.

The Funds have not recorded any liabilities for material unrecognized tax benefits as of April 30, 2011. It is the Funds' policy to recognize accrued interest and penalties related to uncertain tax benefits in income taxes, as appropriate. Tax years that remain open to examination by major tax jurisdictions include tax years ended October 31, 2007 through October 31, 2010.

Notes to Financial Statements (unaudited)

Expenses: Expenses that are directly related to one Fund are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class-specific expenses are borne by that class.

Classes: Income and realized and unrealized gains/losses are allocated to the respective classes on the basis of relative net assets.

Repurchase Agreements: Each Fund may engage in repurchase agreements. In a repurchase agreement, a security is purchased for a relatively short period (usually not more than 7 days) subject to the obligation to sell it back to the issuer at a fixed time and price plus accrued interest. The Funds will enter into repurchase agreements only with members of the Federal Reserve System and with "primary dealers" in U.S. Government securities. As of April 30, 2011, only the Equity Income Fund had open repurchase agreements.

The Trust has established a procedure providing that the securities serving as collateral for each repurchase agreement must be delivered to the Funds' custodian either physically or in book-entry form and that the collateral must be marked to market daily to ensure that each repurchase agreement is fully collateralized at all times. In the event of bankruptcy or other default by a seller of a repurchase agreement, a Fund could experience one of the following: delays in liquidating the underlying securities during the period in which the Fund seeks to enforce its rights thereto, possible subnormal levels of income, declines in value of the underlying securities, or lack of access to income during this period and the expense of enforcing its rights.

Foreign Currency Transactions: The books and records are maintained in U.S. dollars. Foreign currency denominated transactions (i.e., market value of investment securities, assets and liabilities, purchases and sales of investment securities, and income and expenses) are translated into U.S. dollars at the current rate of exchange.

Each Fund, except the Cash Reserves Fund, reports certain foreign currency-related transactions as components of realized gains or losses for financial reporting purposes, whereas such components are treated as ordinary income for federal income tax purposes. Net realized gains of $1,227,678 are included in the Statements of Operations under the heading "Net realized gain (loss) on investments" for the International Stock Fund. The Cash Reserves Fund can only invest in U.S. dollar-denominated foreign money market securities.

The Funds do not isolate the portion of gains and losses on investments in securities that is due to changes in the foreign exchange rates from that which is due to change in market prices of securities. Such amounts are categorized as gain or loss on investments for financial reporting purposes.

Forward Foreign Currency Exchange Contracts: Each Fund, except the Cash Reserves Fund, may purchase and sell forward foreign currency exchange contracts for defensive or hedging purposes. When entering into forward foreign currency exchange contracts, the Funds agree to receive or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed future date. These contracts are valued daily. The Funds' net assets reflect unrealized gains or losses on the contracts as measured by the difference between the forward foreign currency exchange rates at the dates of entry into the contracts and the forward rates at the reporting date. The Funds realize a gain or a loss at the time the forward foreign currency exchange contracts are settled or closed out with an offsetting contract. Realized and unrealized gains and losses are included in the Statements of Operations. As of April 30, 2011, none of the Funds had open forward foreign currency exchange contracts.

If a Fund enters into a forward foreign currency exchange contract to buy foreign currency for any purpose, the Fund will be required to place cash or other liquid assets in a segregated account with the Fund's custodian in an amount equal to the value of the Fund's total assets committed to the consummation of the forward contract. If the value of the securities in the

Notes to Financial Statements (unaudited)

segregated account declines, additional cash or securities will be placed in the segregated account so that the value of the account will equal the amount of the Fund's commitment with respect to the contract.

Futures Contracts: Each Fund, except the Cash Reserves Fund, may purchase and sell futures contracts and purchase and write options on futures contracts. The Funds will engage in futures contracts or related options transactions to hedge certain market positions. Upon entering into a futures contract, the Fund is required to pledge to the broker an amount of cash, U.S. Government securities or other assets, equal to a certain percentage of the contract (initial margin deposit). Subsequent payments, known as "variation margin," are made or received by the Fund each day, depending on the daily fluctuations in the fair value of the futures contract. When a Fund enters into a futures contract, the fund segregates cash or other liquid securities, of any type or maturity, equal in value to the Fund's commitment. The Fund recognizes a gain or loss equal to the daily change in the value of the futures contracts. Should market conditions move unexpectedly, the Fund may not achieve the anticipated benefits of the futures contracts and may realize a loss. As of April 30, 2011, none of the Funds had open futures contracts.

Illiquid Securities: Each Fund currently limits investments in illiquid securities to 15% of net assets at the time of purchase, except for the Cash Reserves Fund which limits the investment in illiquid securities to 5% of net assets. At April 30, 2011, investments in securities of the Bond, High Income and Diversified Income Funds include issues that are illiquid. The aggregate values of illiquid securities held by the Bond, High Income and Diversified Income were $2,810,764, $460,875 and $1,569,841, respectively, which represent 1.5%, 0.4% and 1.7% of net assets, respectively. Pursuant to guidelines adopted by the Board of Trustees, certain unregistered securities are determined to be liquid and are not included within the percent limitations specified above. Information concerning the illiquid securities held at April 30, 2011, which includes cost and acquisition date, is as follows:

Security	Acquisition Date	Acquisition Cost
Bond Fund		
American Association of Retired Persons	5/16/02	793,402
ERAC USA Finance LLC	12/16/04	629,355
WM Wrigley Jr. Co.	6/21/10	1,239,008
		$2,661,765
High Income Fund		
WCA Waste Corp.	6/28/06	250,590
Gulfmark Offshore	Various	200,452
		$ 451,042
Diversified Income Fund		
American Association of Retired Persons	5/16/02	793,403
ERAC USA Finance LLC	12/16/04	355,722
WM Wrigley Jr. Co.	6/21/10	279,776
		$1,428,901

For the Bond and Diversified Income Funds, all securities listed above are deemed illiquid because Fund procedures deem them so as Rule 144A Securities. For the High Income Fund, all securities listed above are deemed illiquid primarily due to low trading volume. These securities are classified as Level 2 as there are significant observable inputs used to price them and a market exists for each.

Delayed Delivery Securities: Each Fund may purchase securities on a when-issued or delayed delivery basis. "When-issued" refers to securities whose terms are available and for which a market exists, but that have not been issued. For when-issued or delayed delivery transactions, no payment is made until delivery date, which is typically longer than the normal

Notes to Financial Statements (unaudited)

course of settlement, and often a month or more after the purchase. When a Fund enters into an agreement to purchase securities on a when-issued or delayed delivery basis, the Fund segregates cash or other liquid securities, of any type or maturity, equal in value to the Fund's commitment. Losses may arise due to changes in the market value of the underlying securities, if the counterparty does not perform under the contract, or if the issuer does not issue the securities due to political, economic or other factors. As of April 30, 2011, none of the Funds had entered into such transactions.

Reclassification Adjustments: Paid-in capital, undistributed net investment income, and accumulated net realized gain (loss) have been adjusted in the Statements of Assets and Liabilities for permanent book-tax differences for all Funds. Differences primarily relate to the tax treatment of net operating losses, paydown gains and losses, foreign currency gains and losses, and distributions from real estate investment trusts and passive foreign investment companies.

Redemption Fees: The Small Cap and the International Stock Funds will deduct a fee of 2% from redemption proceeds on Class A and Class B shares held 30 calendar days or less. Redemption fees are treated as additional paid-in capital to the Fund from which the shares are redeemed and are designed to help offset any costs associated with short-term shareholder trading.

Fair Value Measurements: Each fund has adopted the Financial Accounting Standards Board ("FASB") guidance on fair value measurements. Fair value is defined as the price that each fund would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. A three-tier hierarchy is used to maximize the use of observable market data "inputs" and minimize the use of unobservable "inputs" and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk (for example, the risk inherent in a particular valuation technique used to measure fair value including such a pricing model and/or the risk inherent in the inputs to the valuation technique). Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad Levels listed below:

Level 1 – unadjusted quoted prices in active markets for identical investments

Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rate volatilities, prepayment speeds, credit risk, benchmark yields, transactions, bids, offers, new issues, spreads and other relationships observed in the markets among comparable securities, underlying equity of the issuer; and proprietary pricing models such as yield measures calculated using factors such as cash flows, financial or collateral performance and other reference data, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments)

The valuation techniques used by the Funds to measure fair value for the period ended April 30, 2011 maximized the use of observable inputs and minimized the use of unobservable inputs. The Funds utilized the following fair value techniques: multi-dimensional relational pricing model and option adjusted spread pricing; the Funds estimated the price that would have prevailed in a liquid market for an international equity security given information available at the time of evaluation. During the period ended April 30, 2011, none of the Funds held securities deemed as a Level 3.

Notes to Financial Statements (unaudited)

The following is a summary of the inputs used as of April 30, 2011 in valuing the Funds' investments carried at market value (please see the Portfolio of Investments for each Fund for a listing of all securities within each caption):

Fund	Quoted Prices in Active Markets for Identical Investments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Value at 4/30/2011
Conservative Allocation	$ 49,512,651	$ –	$ –	$ 49,512,651
Moderate Allocation	121,647,388	–	–	121,647,388
Aggressive Allocation	44,765,324	–	–	44,765,324
Cash Reserves[1]	544,802	12,123,849	–	12,668,651
Bond				
Asset Backed	–	2,286,545	–	2,286,545
Corporate Notes and Bonds	–	35,039,841	–	35,039,841
Mortgage Backed	–	25,140,415	–	25,140,415
U.S. Government and Agency Obligations	–	119,101,033	–	119,101,033
Investment Companies	2,665,747	–	–	2,665,747
	2,665,747	181,567,834	–	184,233,581
High Income				
Corporate Notes and Bonds	–	111,789,668	–	111,789,668
Preferred Stock	668,250	–	–	668,250
Investment Companies	2,005,466	–	–	2,005,466
	2,673,716	111,789,668	–	114,463,384
Diversified Income				
Common Stocks	49,545,311	–	–	49,545,311
Asset Backed	–	1,128,615	–	1,128,615
Corporate Notes and Bonds	–	14,899,791	–	14,899,791
Mortgage Backed	–	9,729,172	–	9,729,172
U.S. Government and Agency Obligations	–	10,023,948	–	10,023,948
Investment Companies	6,546,469	–	–	6,546,469
	56,091,780	35,781,526	–	91,873,306
Equity Income				
Assets:				
Common Stocks	22,520,030	–	–	22,520,030
Repurchase Agreement	–	11,122,722	–	11,122,722
Investment Companies	1,578,590	–	–	1,578,590
	24,098,620	11,122,722	–	35,221,342
Liabilities:				
Options Written	1,024,055	–	–	1,024,055
Large Cap Value				
Common Stocks	156,467,331	–	–	156,467,331
Investment Companies	1,952,563	–	–	1,952,563
	158,419,894	–	–	158,419,894
Large Cap Growth				
Common Stocks	140,909,874	–	–	140,909,874
Investment Companies	9,768,293	–	–	9,768,293
	150,678,167	–	–	150,678,167
Mid Cap				
Common Stocks	83,380,436	–	–	83,380,436
Investment Companies	6,008,162	–	–	6,008,162
	89,388,598	–	–	89,388,598
Small Cap				
Common Stocks	29,967,453	–	–	29,967,453
Investment Companies	443,001	–	–	443,001
	30,410,454	–	–	30,410,454

[1] At April 30, 2011, all Level 2 securities held are Short Term Investments, see respective Portfolio of Investments.

Notes to Financial Statements (unaudited)

Fund	Quoted Prices in Active Markets for Identical Investments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Value at 4/30/2011
International Stock				
Common Stocks				
Australia	$ –	$ 3,371,172	$ –	$ 3,371,172
Belgium	–	2,520,763	–	2,520,763
Brazil	–	2,456,233	–	2,456,233
Canada	–	1,598,695	–	1,598,695
China	–	922,846	–	922,846
Finland	–	982,630	–	982,630
France	–	10,948,998	–	10,948,998
Germany	–	5,472,105	–	5,472,105
Hong Kong	–	1,007,243	–	1,007,243
Italy	–	1,390,500	–	1,390,500
Japan	–	18,206,916	–	18,206,916
Netherlands	–	1,995,131	–	1,995,131
Norway	–	892,807	–	892,807
Russia	–	844,305	–	844,305
South Korea	–	1,720,452	–	1,720,452
Spain	–	1,214,721	–	1,214,721
Sweden	–	2,183,680	–	2,183,680
Switzerland	–	5,418,478	–	5,418,478
United Kingdom	–	26,910,565	–	26,910,565
Investment Companies	3,340,853	–	–	3,340,853
	$ 3,340,853	$ 90,058,240	$ –	$ 93,399,093

The Funds have adopted the Accounting Standard Update, *Fair Value Measurements and Disclosures; Improving Disclosures about Fair Value Measurements*, which provides guidance on how investment assets and liabilities are to be valued and disclosed. Specifically, the amendment requires reporting entities to disclose i) the input and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements, for Level 2 or Level 3 positions, ii) transfers between all levels (including Level 1 and Level 2) will be required to be disclosed on a gross basis (i.e. transfers out must be disclosed separately from transfers in) as well as the reason(s) for the transfer and iii) purchases, sales, issuances and settlements must be shown on a gross basis in the Level 3 rollforward rather than as one net number. The effective date of the amendment is for interim and annual periods beginning after December 15, 2009, however, the requirement to provide the Level 3 activity for purchases, sales, issuance and settlements on a gross basis will be effective for interim and annual period beginning after December 15, 2010. There were no transfers between classification levels during the period ended April 30, 2011.

Derivatives: In March 2008, the FASB issued guidance intended to enhance financial statement disclosures for derivative instruments and hedging activities and enable investors to understand: a) how and why a Fund uses derivative instruments, b) how derivative instruments and related hedge fund items are accounted for, and c) how derivative instruments and related hedge items affect a Fund's financial position, results of operations and cash flows. This guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The funds adopted this guidance effective October 31, 2009 with the inception of the Equity Income Fund.

Notes to Financial Statements (unaudited)

The following table presents the types of derivatives in the Equity Income Fund by location as presented on the Statement of Assets and Liabilities as of April 30, 2011:

Statement of Asset & Liability Presentation of Fair Values of Derivative Instruments

Derivatives not accounted for as hedging instruments	Asset Derivatives		Liability Derivatives	
	Statement of Assets and Liabilities Location	Fair Value	Statement of Assets and Liabilities Location	Fair Value
Equity contracts	--	--	Options written	$1,024,055

The following table presents the effect of Derivative Instruments on the Statement of Operations for the period ended April 30, 2011:

Derivatives not accounted for as hedging instruments	Realized Gain on Derivatives:	Change in Unrealized Depreciation on Derivatives
Equity contracts	$334,813	$363,544

Management has determined that there is no impact on the financial statements of the other funds held in the Trust as they did not hold derivative financial instruments during the period ended April 30, 2011.

3. ADVISORY, ADMINISTRATION AND DISTRIBUTION AGREEMENTS

Advisory Agreement. For its investment advisory services to the Funds, the Investment Adviser is entitled to receive a fee, which is computed daily and paid monthly, at an annualized percentage rate of the average daily value of the net assets of each fund as follows: 0.20% for the Conservative, Moderate and Aggressive Allocation Funds (collectively, the "Target Allocation Funds") ; 0.40% for the Cash Reserves Fund; 0.50% for the Bond Fund; 0.55% for the High Income Fund; 0.65% for the Diversified Income Fund; 0.85% for the Equity Income Fund; 0.55% for the Large Cap Value Fund; 0.75% for the Large Cap Growth Fund; 0.75% for the Mid Cap Fund; 1.00% for the Small Cap Fund; and 1.05% for the International Stock Fund. Except for the Target Allocations Funds and the Equity Income Fund, each Fund's management fee will be reduced by 0.05% on assets exceeding $500 million, and by another 0.05% on assets exceeding $1 billion. The Investment Adviser is solely responsible for the payment of all fees to the Subadvisers. The Subadvisers for the funds at April 30, 2011, are Shenkman Capital Management, Inc. for the High Income Fund, Wellington Management Company, LLP for the Small Cap Fund, and Lazard Asset Management LLC for the International Stock Fund.

The Investment Adviser may from time to time voluntarily agree to waive a portion of its fees or expenses related to the funds. In that regard, the Investment Adviser waived a portion of management fees on the Cash Reserves Fund Class A Shares and Class B Shares for the purpose of maintaining a one-day yield of zero. The amount of the daily waiver is equal to the amount required to maintain a minimum daily distribution rate of zero. For the period ended April 30, 2011, the waivers totaled $22,799 for Class A Shares and $3,628 for Class B Shares and are reflected as reimbursement/waiver in the accompanying Statement of Operations. The Investment Adviser does not have the right to recoup these waived fees.

Services Agreement. The Investment Adviser provides or arranges for each Fund to have all of the necessary operational and support services it needs for a fee. These fees are computed daily and paid monthly, at an annualized percentage rate of the average daily value of the net assets of each Fund as follows: 0.25% for each of the Conservative, Moderate and Aggressive Allocation Funds; 0.15% for the Cash Reserves Fund; 0.15% for the Bond Fund; 0.20% for the High Income Fund; 0.20% for the Diversified Income Fund; 0.15% for the Equity Income Fund; 0.36% for the Large Cap Value Fund; 0.20% for the Large Cap Growth Fund; 0.40% for the Mid Cap Fund; 0.25% for the Small Cap Fund; and 0.30% for the International

Notes to Financial Statements (unaudited)

Stock Fund. The direct expenses of the Funds' Independent Trustees and independent auditors are paid out of this fee on behalf of the funds. For the period ended April 30, 2011 the fees paid and accrued were as follows:

	Trustees Fees Accrued and Paid	Auditor Fees Accrued
Conservative Allocation	$3,000	$9,818
Moderate Allocation	4,500	9,818
Aggressive Allocation	3,000	9,818
Cash Reserves	2,000	9,000
Bond	6,000	9,424
High Income	4,500	9,819
Diversified Income	4,000	9,424
Equity Income	3,000	9,424
Large Cap Value	4,500	9,424
Large Cap Growth	4,500	9,424
Mid Cap	3,500	9,819
Small Cap	3,000	9,819
International Stock	4,500	9,819

The Investment Adviser may from time to time voluntarily agree to waive a portion of its fees or expenses related to the Funds. In that regard, the Investment Adviser waived a portion of service agreement fees on the Cash Reserves Fund Class A Shares and Class B Shares for the purpose of maintaining a one-day yield of zero. The amount of the daily waiver is equal to the amount required to maintain a minimum daily distribution rate of zero. For the period ended April 30, 2011, the waivers totaled $715 for Class A Shares and $103 for Class B Shares and are reflected as reimbursement/waiver in the accompanying Statement of Operations. The Investment Adviser does not have the right to recoup these waived fees.

Distribution Agreement. Mosaic Funds Distributor, LLC ("MFD") serves as distributor of the Funds. The Trust adopted distribution and/or service plans (the "Plans") with respect to the Trust's Class A, B, and C shares pursuant to Rule 12b–1 under the 1940 Act. Under the Plans, the Trust will pay service fees to MFD for Class A, Class B, and Class C shares at an aggregate annual rate of 0.25% of each Fund's daily net assets attributable to the respective class of shares for all funds except the Cash Reserves Fund. The Trust will also pay distribution fees to MFD for Class B and Class C shares at an aggregate annual rate of 0.75% of each Fund's daily net assets attributable to their respective classes. The distribution fees are used to reimburse MFD for its distribution expenses with respect to Class B and Class C only, including but not limited to: (1) initial and ongoing sales compensation to selling brokers and others engaged in the sale of Fund shares, (2) marketing, promotional and overhead expenses incurred in connection with the distribution of Fund shares, and (3) interest expenses on unreimbursed distribution expenses. The service fees are used by MFD to compensate selling brokers and others for providing personal and account maintenance services to shareholders. Fees incurred by the Funds under the Plans are detailed in the statement of operations.

Front-end sales charges and contingent deferred sales charges ("CDSC") do not represent expenses of the Funds. Rather, they are deduced from the proceeds of sales of Fund shares prior to investment (Class A shares) or from redemption proceeds prior to remittance (Class A, B and C shares), as applicable. MFD, in turn, uses a portion of these fees to pay financial advisors who sell Fund shares, as disclosed in the prospectus. The sales charges and CDSC collected and retained for the period November 1, 2010 through April 30, 2011, were as follows:

Notes to Financial Statements (unaudited)

Fund	Amount Collected			Amount Retained		
	Class A	Class B	Class C	Class A	Class B	Class C
Conservative Allocation	$ 64,845	$ 9,287	$441	$ 7,551	$ 9,287	$441
Moderate Allocation	259,114	25,374	156	31,316	25,374	156
Aggressive Allocation	100,239	8,134	30	11,950	8,134	30
Cash Reserves	–	2,263	–	–	2,263	
Bond	19,539	3,526	–	2,346	3,526	
High Income	21,358	3,507	–	2,961	3,507	
Diversified Income	56,785	7,288	–	7,321	7,288	
Equity Income	27,623	–	–	3,871	–	
Large Cap Value	31,676	4,125	–	4,271	4,125	
Large Cap Growth	35,281	6,349	–	4,554	6,349	
Mid Cap	28,849	3,173	–	3,234	3,173	
Small Cap	3,217	122	–	354	122	
International Stock	21,493	2,789	–	2,559	2,789	

The distributor may from time to time voluntarily agree to waive a portion of its fees or expenses related to the Funds. In that regard, the distributor waived a portion of 12b-1 fees on the Cash Reserves Fund Class B Shares for the purpose of maintaining a one-day yield of zero. The amount of the daily waiver is equal to the amount required to maintain a minimum daily distribution rate of zero. For the period ended April 30, 2011, the waivers totaled $6,806 and are reflected as reimbursement/waiver in the accompanying Statement of Operations. The distributor does not have the right to recoup these waived fees.

Officers and Trustees. Certain officers and trustees of the Funds are also officers of the Investment Adviser. The Funds do not compensate their officers or affiliated trustees. Unaffiliated trustees receive from the Trust an attendance fee for each Board or Committee meeting attended, with additional remuneration paid to the audit committee and nominating and governance committee chairmen.

4. DIVIDENDS FROM NET INCOME AND DISTRIBUTIONS OF CAPITAL GAINS

With respect to dividends from net investment income, the Cash Reserves Fund declares dividends, if any, daily and reinvests monthly. The Bond Fund, High Income Fund and Diversified Income Fund declare and reinvest dividends, if any, monthly. The Conservative Allocation and Equity Income Funds declare and reinvest dividends, if any, quarterly. The Moderate Allocation, Aggressive Allocation, Large Cap Value Fund, Large Cap Growth Fund, Mid Cap Fund, Small Cap Fund, and the International Stock Fund declare and reinvest dividends, if any, annually. The Funds distribute net realized gains from investment transactions, if any, to shareholders annually.

Income and capital gain distributions, if any, are determined in accordance with federal income tax regulations, which may differ from accounting principles generally accepted in the United States of America. Taxable distributions from income and realized capital gains in the Funds differ from book amounts earned during the period due to differences in the timing of capital gains recognition, and due to the reclassification of certain gains or losses from capital to income. Dividends from net investment income are determined on a class level. Capital gains are determined on a fund level.

5. SECURITIES TRANSACTIONS

For the period ended April 30, 2011, aggregate cost of purchases and proceeds from sales of securities, other than short-term investments, were as follows:

Notes to Financial Statements (unaudited)

Fund	U.S. Government Securities		Other Investment Securities	
	Purchases	Sales	Purchases	Sales
Conservative Allocation	$ –	$ –	$ 7,924,445	$ 6,242,300
Moderate Allocation	–	–	14,672,385	9,207,533
Aggressive Allocation	–	–	6,446,756	3,595,185
Bond	16,482,982	23,965,561	–	2,947,765
High Income	–	–	25,938,793	31,000,399
Diversified Income	403,994	2,173,229	4,888,625	11,684,688
Equity Income	–	–	12,000,757	18,104,796
Large Cap Value	–	–	27,591,577	44,449,236
Large Cap Growth			54,902,464	78,316,021
Mid Cap			31,810,912	36,269,540
Small Cap			2,489,650	10,058,380
International Stock			21,754,421	40,165,437

6. COVERED CALL OPTIONS

The Equity Income Fund will pursue its primary objective by employing an option strategy of writing (selling) covered call options on common stocks. The number of call options the fund can write (sell) is limited by the amount of equity securities the Fund holds in its portfolio. The Fund will not write (sell) "naked" or uncovered call options. The Fund seeks to produce a high level of current income and gains generated from option writing premiums and, to a lesser extent, from dividends. Covered call writing also helps to reduce the volatility (and risk profile) of the Fund by providing protection from declining stock prices.

Transactions in option contracts during the period ended April 30, 2011 were as follows:

	Number of Contracts	Premiums Received
Options outstanding, beginning of period	5,256	$1,154,193
Options written during the period	5,390	1,132,242
Options expired during the period	(820)	(170,793)
Options closed during the period	(890)	(280,797)
Options assigned during the period	(5,066)	(1,003,261)
Options outstanding, end of period	3,870	$ 831,584

7. FOREIGN SECURITIES

Each Fund may invest in foreign securities; however, the Cash Reserves Fund is limited to U.S. dollar-denominated foreign money market securities. Foreign securities refer to securities that are: (1) issued by companies organized outside the U.S. or whose principal operations are outside the U.S., (2) issued by foreign governments or their agencies or instrumentalities, (3) principally traded outside the U.S., or (4) quoted or denominated in a foreign currency. Foreign securities include American Depositary Receipts ("ADRs"), European Depositary Receipts ("EDRs"), Global Depositary Receipts ("GDRs"), Swedish Depositary Receipts ("SDRs") and foreign money market securities. Dollar-denominated securities that are part of the Merrill Lynch U.S. Domestic Master Index are not considered a foreign security.

Certain of the Funds have reclaim receivable balances, in which the Funds are due a reclaim on the taxes that have been paid to some foreign jurisdictions. The values of all reclaims are not significant for any of the Funds and are reflected in Other Assets on the Statement of Assets and Liabilities. On a periodic basis, the Funds' Administrator reviews these receivables to ensure the current receivable balance is reflective of the amount deemed to be collectible.

Notes to Financial Statements (unaudited)

8. SECURITIES LENDING

Each Fund, except the Target Allocation Funds, Cash Reserves, Small Cap and Equity Income Funds, entered into a Securities Lending Agreement (the "Agreement") with State Street Bank and Trust Company ("State Street"). Under the terms of the Agreement, such Funds may lend portfolio securities to qualified borrowers in order to earn additional income. The Agreement requires that loans are collateralized at all times by cash or other liquid assets at least equal to 102% of the value of the securities, which is determined on a daily basis. At April 30, 2011, none of the Funds had securities out on loan.

Amounts earned as interest on investments of cash collateral, net of rebates and fees, if any, are included in the Statement of Operations.

The primary risk associated with securities lending is if the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, the Funds could experience delays and costs in recovering securities loaned or in gaining access to the collateral.

9. TAX INFORMATION

For federal income tax purposes, the funds listed below have capital loss carryovers as of October 31, 2010, which are available to offset future capital gains, if any, through the year indicated:

Fund	2011	2012	2013	2014	2015	2016	2017	2018
Conservative Allocation	$ –	$ –	$ –	$ –	$ –	$ 656,100	$ 1,619,779	$ –
Moderate Allocation	–	–	–	–	–	4,121,648	6,462,247	3,257,526
Aggressive Allocation	–	–	–	–	–	1,431,110	2,049,055	2,346,155
Cash Reserves	–	–	–	–	–	–	–	10
Bond	–	66,319	65,261	362,802	57,909	–	836,574	–
High Income	–	–	–	–	–	4,147,511	2,183,308	–
Diversified Income	–	–	–	–	–	83,974	14,441,031	–
Large Cap Value	–	–	–	–	–	8,631,972	20,011,738	–
Large Cap Growth	–	–	–	–	–	3,055,287	18,608,339	–
Mid Cap	–	–	–	–	–	8,217,755	16,406,364	–
Small Cap	–	–	–	–	–	4,239,545	1,697,646	–
International Stock	–	–	–	–	–	–	22,902,552	1,381,274

Included in the net capital loss carryovers for the Mid Cap Fund and Small Cap Fund are $7,468,164 and $4,055,364, respectively, of capital loss carryovers subject to certain limitations upon availability to offset future gains, if any, as the successor of a merger. Additionally, the Mid Cap Fund forfeited $3,276,037 of capital loss carryovers acquired from the Mid Cap Value Fund, and the Small Cap Fund forfeited $5,547,405 of capital loss carryovers acquired from the Small Cap Growth Fund due to the change-of-ownership rules in the tax law.

At April 30, 2011, the aggregate gross unrealized appreciation (depreciation) and net unrealized appreciation (depreciation) for all securities excluding option contracts as computed on a federal income tax basis for each Fund were as follows:

Fund	Appreciation	Depreciation	Net
Conservative Allocation	$ 2,496,060	$ 268,726	$ 2,227,334
Moderate Allocation	9,581,501	319,360	9,262,141
Aggressive Allocation	5,060,727	52,991	5,007,736
Bond	9,791,381	678,118	9,113,263
High Income	9,476,223	31,791	9,444,432
Diversified Income	11,822,125	1,198,163	10,623,962
Equity Income	1,097,259	1,124,121	(26,862)

Notes to Financial Statements (unaudited)

Fund	Appreciation	Depreciation	Net
Large Cap Value	$27,668,653	$1,017,663	$26,650,990
Large Cap Growth	27,794,082	1.546.787	26,247,295
Mid Cap	18,359,241	–	18,359,241
Small Cap	9,290,984	132,655	9,158,329
International Stock	20,756,524	437,297	20,319,227

The differences between cost amounts for book purposes and tax purposes are primarily due to the tax deferral of losses.

10. CONCENTRATION OF RISK

Investing in certain financial instruments, including forward foreign currency contracts and futures contracts, involves certain risks, other than that reflected in the Statements of Assets and Liabilities. Risks associated with these instruments include potential for an illiquid secondary market for the instruments or inability of counterparties to perform under the terms of the contracts, changes in the value of foreign currency relative to the U.S. dollar and financial statement volatility resulting from an imperfect correlation between the movements in the prices of the instruments and the prices of the underlying securities and interest rates being hedged. The High Income Fund, Mid Cap Fund, and International Stock Fund may enter into these contracts to protect these Funds from adverse currency movements.

Investing in foreign securities involves certain risks not necessarily found in U.S. markets. These include risks associated with adverse changes in economic, political, regulatory and other conditions, changes in currency exchange rates, exchange control regulations, expropriation of assets or nationalization, imposition of withholding taxes on dividend or interest payments or capital gains, and possible difficulty in obtaining and enforcing judgments against foreign entities. Further, issuers of foreign securities are subject to different, and often less comprehensive, accounting, reporting and disclosure requirements than domestic issuers.

The High Income Fund invests in securities offering high current income which generally will include bonds in the below investment grade categories of recognized rating agencies (so-called "junk bonds"). These securities generally involve more credit risk than securities in the higher rating categories. In addition, the trading market for high yield securities may be relatively less liquid than the market for higher-rated securities. The Fund generally invests at least 80% of its assets in high yield securities.

The Equity Income Fund invests in options on securities. As the writer of a covered call option, the Fund forgoes, during the option's life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call but has retained the risk of loss should the price of the underlying security decline. The writer of an option has no control over the time when it may be required to fulfill its obligation as writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price.

Each Target Allocation Fund is structured as a Fund of funds, meaning that they invest primarily in the shares of other registered investment companies (the "underlying funds"), including ETFs. Thus, each Fund's investment performance and its ability to achieve its investment goal are directly related to the performance of the underlying funds in which it invests; and the underlying fund's performance, in turn, depends on the particular securities in which that underlying fund invests and the expenses of that fund. Accordingly, the Target Allocation Funds are subject to the risks of the underlying funds in direct proportion to the allocation of their respective assets among the underlying funds.

Additionally, the Target Allocation Funds are subject to asset allocation risk and manager risk. Manager risk (i.e., fund selection risk) is the risk that the fund(s) selected to fulfill a particular asset class under performs their peer. Asset allocation

Notes to Financial Statements (unaudited)

risk is the risk that the allocation of the Fund's assets among the various asset classes and market segments will cause the Fund to under perform other funds with a similar investment objective.

11. CAPITAL SHARES AND AFFILIATED OWNERSHIP

The Target Allocation Funds invest in underlying funds, of which certain underlying funds may be deemed to be under common control because of the same or affiliated investment adviser and membership in a common family of investment companies, namely, the Funds and the Madison Mosaic family of funds (the "affiliated underlying funds"). A summary of the transactions with each affiliated underlying fund during the period ended April 30, 2011 follows:

Fund/Underlying Fund	Balance of Shares Held at 10/31/2010	Gross Additions	Gross Sales	Balance of Shares Held at 4/30/2011	Value at 4/30/2011	Realized Gain (Loss)	Distributions Received[1]
Conservative Allocation Fund							
Madison Mosaic Disciplined Equity Fund	238,497	18,497	–	256,994	$ 3,466,845	$ –	$ 23,007
Madison Mosaic Institutional Bond Fund	350,948	–	–	350,948	3,856,922		39,625
MEMBERS Bond Fund Class Y	835,120	–	127,625	707,495	7,237,673	28,548	113,956
MEMBERS High Income Fund Class Y	769,951	17,756	121,185	666,522	4,772,296	5,525	179,256
MEMBERS International Stock Fund Class Y	220,952	–	86,692	134,260	1,552,042	(118,109)	39,026
MEMBERS Equity Income Fund, Class Y	123,232	–	–	123,232	1,269,293	–	75,517
MEMBERS Large Cap Growth Fund Class Y	212,973	–	92,750	120,223	2,067,841	122,574	9,866
MEMBERS Large Cap Value Fund Class Y	263,236	–	70,339	192,897	2,544,312	(134,396)	44,575
Totals					**$26,767,224**	**$ (95,858)**	**$524,828**
Moderate Allocation Fund							
Madison Mosaic Institutional Bond Fund	441,727	–	–	441,727	$ 4,854,579	$ –	$ 49,875
MEMBERS Bond Fund Class Y	1,080,212	–	49,407	1,030,805	10,545,133	5,978	154,824
MEMBERS High Income Fund Class Y	1,317,938	–	–	1,317,938	9,436,438	–	341,760
MEMBERS International Stock Fund Class Y	737,626	–	63,468	674,158	7,793,263	(100,737)	130,285
Madison Mosaic Disciplined Equity Fund	781,020	–	–	781,020	10,535,958	–	75,341
MEMBERS Equity Income Fund Class Y	351,549	–	–	351,549	3,620,959	–	215,429
MEMBERS Large Cap Growth Fund Class Y	713,333	–	106,272	607,061	10,441,450	142,757	36,047
MEMBERS Large Cap Value Fund Class Y	860,982	–	64,633	796,349	10,503,849	(241,099)	147,827
MEMBERS Mid Cap Fund Class Y	584,578	–	36,873	547,705	3,976,341	(12,970)	–
MEMBERS Small Cap Fund Class Y	368,325	–	55,883	312,442	3,749,299	86,448	23,015
Totals					**$75,457,269**	**$ (119,623)**	**$1,174,403**
Aggressive Allocation Fund							
MEMBERS Bond Fund Class Y	34,635	–	34,635	–	$ –	$ 3,042	$ 1,635
MEMBERS High Income Fund Class Y	312,201	–	–	312,201	2,235,360	–	80,958
MEMBERS International Stock Fund Class Y	368,614	–	18,653	349,961	4,045,552	(38,049)	65,107
Madison Mosaic Disciplined Equity Fund	417,743	7,710	–	425,453	5,739,357	–	40,298
MEMBERS Equity Income Fund Class Y	121,164	–	–	121,164	1,247,984	–	74,249
MEMBERS Large Cap Growth Fund Class Y	284,694	–	–	284,694	4,896,729	–	14,712
MEMBERS Large Cap Value Fund Class Y	359,580	–	–	359,580	4,742,854	–	62,975
MEMBERS Mid Cap Fund Class Y	402,522	–	–	402,522	2,922,311	–	–
MEMBERS Small Cap Fund Class Y	188,896	–	37,304	151,592	1,819,104	113,192	11,804
Totals					**$27,649,251**	**$ 78,185**	**$ 351,738**

[1] Distributions received include distributions from net investment income and from capital gains from the underlying funds.

Notes to Financial Statements (unaudited)

12. SUBSEQUENT EVENTS

The Trust is aware of litigation relating to attempts by certain fixed income security-holders of Lyondell Chemical Company (LYO) to retrieve proceeds from the sale by equity security-holders of LYO shares occurring pursuant to its acquisition by merger in December 2007. The Midcap Fund received proceeds of approximately $389,000 from the sale of its LYO equity securities in December 2007. The Trust has not been named as a defendant in this litigation as of the date of this report.

Management has evaluated the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the Statement of Assets and Liabilities. There were no additional events or transactions that impacted the amounts or disclosures in the Funds' financial statements.

Other Information (unaudited)

FUND EXPENSES PAID BY SHAREHOLDERS

As a shareholder of the Funds, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, and redemption fees; and (2) ongoing costs, including management fees; distribution and/or service (12b−1) fees; and other fund expenses. The examples below are intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds.

The examples below are based on an investment of $1,000 invested at the beginning of the period and held for the entire six-month period ended April 30, 2011. Expenses paid during the period in the tables below are equal to the Fund's annualized expense ratio, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half fiscal year period).

Actual Expenses

The table below provides information about actual account values using actual expenses and actual returns for the Funds. You may use the information in this table, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the table for the Fund you own under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Fund	CLASS A				CLASS B		
	Beginning Account Value	Ending Account Value	Annual Expense Ratio	Expenses Paid During Period	Ending Account Value	Annual Expense Ratio	Expenses Paid During Period
Conservative Allocation	$1,000	$1,045.50	0.70%	$3.55	$1,041.30	1.45%	$ 7.34
Moderate Allocation	1,000	1,083.30	0.70%	3.62	1,078.70	1.45%	7.47
Aggressive Allocation	1,000	1,117.90	0.70%	3.68	1,113.90	1.45%	7.60
Cash Reserves	1,000	1,000.00	0.14%	0.69	1,000.00	0.14%	0.69
Bond	1,000	991.10	0.90%	4.44	988.40	1.65%	8.13
High Income	1,000	1,046.90	1.00%	5.08	1,042.00	1.75%	8.86
Diversified Income	1,000	1,080.20	1.10%	5.67	1,075.60	1.85%	9.52
Equity Income	1,000	1,034.17	1.24%	6.37	–	–	–
Large Cap Value	1,000	1,171.00	1.16%	6.24	1,166.90	1.91%	10.26
Large Cap Growth	1,000	1,126.30	1.20%	6.33	1,122.20	1.95%	10.26
Mid Cap	1,000	1,205.00	1.40%	7.65	1,200.40	2.15%	11.73
Small Cap	1,000	1,216.60	1.50%	8.24	1,212.30	2.25%	12.34
International Stock	1,000	1,109.00	1.60%	8.37	1,104.90	2.35%	12.26

Fund	CLASS C			
	Beginning Account Value	Ending Account Value	Annual Expense Ratio	Expenses Paid During Period
Conservative Allocation	$1,000	$1,041.20	1.45%	$7.34
Moderate Allocation	1,000	1,078.70	1.45%	7.47
Aggressive Allocation	1,000	1,113.80	1.44%	7.55

Other Information (unaudited)

Fund	CLASS Y			
	Beginning Account Value	Ending Account Value	Annual Expense Ratio	Expenses Paid During Period
Bond	$1,000	$ 991.90	0.65%	$3.21
High Income	1,000	1,047.60	0.75%	3.81
Equity Income	1,000	1,035.23	0.99%	5.09
Large Cap Value	1,000	1,171.90	0.91%	4.90
Large Cap Growth	1,000	1,127.80	0.95%	5.01
Mid Cap	1,000	1,208.00	1.15%	6.30
Small Cap	1,000	1,217.70	1.25%	6.87
International Stock	1,000	1,109.80	1.35%	7.06

Hypothetical Example for Comparison Purposes

The table below provides information about hypothetical account values and hypothetical expenses based on the Funds' actual expense ratios and an assumed rate of return of 5% per year before expenses, which are not the Funds' actual returns. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Funds and other funds. To do so, compare the 5% hypothetical example of the funds you own with the 5% hypothetical examples that appear in the shareholder reports of other similar funds.

Fund	CLASS A				CLASS B		
	Beginning Account Value	Ending Account Value	Annual Expense Ratio	Expenses Paid During Period	Ending Account Value	Annual Expense Ratio	Expenses Paid During Period
Conservative Allocation	$1,000	$1,021.32	0.70%	$3.51	$1,017.60	1.45%	$ 7.25
Moderate Allocation	1,000	1,021.32	0.70%	3.51	1,017.60	1.45%	7.25
Aggressive Allocation	1,000	1,021.32	0.70%	3.51	1,017.60	1.45%	7.25
Cash Reserves	1,000	1,024.10	0.14%	0.70	1,024.10	0.14%	0.70
Bond	1,000	1,020.33	0.90%	4.51	1,016.61	1.65%	8.25
High Income	1,000	1,019.84	1.00%	5.01	1,016.12	1.75%	8.75
Diversified Income	1,000	1,019.34	1.10%	5.51	1,015.62	1.85%	9.25
Equity Income	1,000	1,012.51	1.24%	6.24	–	–	–
Large Cap Value	1,000	1,019.04	1.16%	5.81	1,015.32	1.91%	9.54
Large Cap Growth	1,000	1,018.84	1.20%	6.01	1,015.12	1.95%	9.74
Mid Cap	1,000	1,017.85	1.40%	7.00	1,014.13	2.15%	10.74
Small Cap	1,000	1,017.36	1.50%	7.50	1,013.64	2.25%	11.23
International Stock	1,000	1,016.86	1.60%	8.00	1,013.14	2.35%	11.73

Fund	CLASS C			
	Beginning Account Value	Ending Account Value	Annual Expense Ratio	Expenses Paid During Period
Conservative Allocation	$1,000	$1,017.60	1.45%	$7.25
Moderate Allocation	1,000	1,017.60	1.45%	7.25
Aggressive Allocation	1,000	1,017.65	1.44%	7.20

Other Information (unaudited)

	CLASS Y			
Fund	**Beginning Account Value**	**Ending Account Value**	**Annual Expense Ratio**	**Expenses Paid During Period**
Bond	$1,000	$1,021.57	0.65%	$3.26
High Income	1,000	1,021.08	0.75%	3.76
Equity Income	1,000	1,012.51	0.99%	4.98
Large Cap Value	1,000	1,020.28	0.91%	4.56
Large Cap Growth	1,000	1,020.08	0.95%	4.76
Mid Cap	1,000	1,019.09	1.15%	5.76
Small Cap	1,000	1,018.60	1.25%	6.26
International Stock	1,000	1,018.10	1.35%	6.76

Please note that the expenses shown in both tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), or redemption fees. The information provided in the hypothetical example table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

AVAILABILITY OF QUARTERLY PORTFOLIO SCHEDULES

The funds file their complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N–Q. Form N–Q is available to shareholders at no cost by calling 1-800-877-6089 or on the SEC's website at www.sec.gov. Form N–Q may also be reviewed and copied at the SEC's Public Reference Room in Washington, DC. More information on the operation of the Public Reference Room may be obtained by calling 1–800–732–0330.

PROXY VOTING POLICIES, PROCEDURES AND RECORDS

A description of the policies and procedures used by the Funds to vote proxies related to portfolio securities is available to shareholders at no cost on the Funds' website at www.membersfunds.com or by calling 1-800-877-6089. The proxy voting records for the Funds for the most recent twelve-month period ended June 30 are available to shareholders at no cost on the SEC's website at www.sec.gov.

FORWARD-LOOKING STATEMENT DISCLOSURE

One of our most important responsibilities as investment company managers is to communicate with shareholders in an open and direct manner. Some of our comments in our letters to shareholders are based on current management expectations and are considered "forward-looking statements." Actual future results, however, may prove to be different from our expectations. You can identify forward-looking statements by words such as "estimate," "may," "will," "expect," "believe," "plan" and other similar terms. We cannot promise future returns. Our opinions are a reflection of our best judgment at the time this report is compiled, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events, or otherwise.

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MEMBERS™

Mutual Funds

MEMBERS Mutual Funds
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